

# FY**24**
## Annual Report



# A LETTER TO
# **SHAREHOLDERS**
## from **Mark Dankberg**

Dear Fellow Shareholders,

These are tumultuous times in the global space industry. With an enviable track record of decades of growth and innovation in satellite communications and network technology, Viasat is in the thick of it. At the heart of prospering through turbulence is a company's ability to rethink operating and business models and to find new ways to create value. Our annual letter is a good occasion to go into some depth on what is changing, what things are likely to *not* change (and why), and to consider the opportunities and challenges ahead. As an entrepreneurial startup, we have experience imagining the undiscovered and leaning in to innovate ahead of evolving or disrupted markets. We've earned that track record by carefully and thoughtfully identifying market forces driving our industry and positioning ourselves to benefit from them.

 As an entrepreneurial startup, we have experience imagining the undiscovered and leaning in to innovate ahead of evolving or disrupted markets.

We'll start with a brief review of key events during our fiscal year 2024, and then zoom out to consider those market forces at work in satellite and space, and the implications of those forces on the related communication services and defense industries, and close with our perspective of the evolving landscape and plans to address the compelling commensurate growth opportunities.

3

In Q1 FY2024 we closed on the significant and highly complementary acquisition of Inmarsat, nearly doubling our size and strategically positioning us to exploit the market forces at play and expanding growth opportunities. That transaction transformed Viasat from a regional player in broadband satellite mobility to a global force in both broadband connectivity and L-band (narrowband) mobile safety and connectivity. It substantially increased our customer base and relationships in our commercial airline in-flight-connectivity business, provided a foundation of global Ka-band coverage, further strength in enterprise maritime mobility, leadership in maritime and aeronautical safety services, and valuable global L-band spectrum licenses underpinning those safety services. The acquisition also increased our global scale in the durable and attractive defense market and expanded our synergistic offerings for government satcom and defense technologies customers. Global mobility is one of the fastest growing segments. It's also one of the most challenging to serve successfully, due to a complicated global regulatory regime coupled with demanding environmental, logistics, and platform integration needs. Inmarsat's decades-long heritage as a trusted partner with a mission of cooperation in space to benefit global mobility, coupled with Viasat's record of growth and innovation, offers a compelling opportunity to earn and sustain a significant share of this large and rapidly growing market.

While our plans for ViaSat-3 (VS-3) were well timed to serve growing mobility and defense markets, in Q2 FY2024 we suffered a setback when an antenna on our first ViaSat-3 terabit-class satellite failed to deploy nominally, impairing expected performance. We worked intensively with the antenna manufacturer to determine the root cause, and identify and implement corrective actions on that antenna for ViaSat-3 Flight 2. Those corrective actions have delayed the second flight, but are now well underway. Flight 3, uses a different antenna technology and supplier and is scheduled to be in service in a window as early as the middle of CY 2025. Flight 2 is anticipated to be in service late in CY 2025. Delays in VS-3 affect our bandwidth in space, and we've adjusted our revenue and growth outlook commensurately in the intervening period. However, by Q4 of FY2024 we were able to use ground network technology to partially compensate for the antenna deployment anomaly and begin testing the VS-3 Flight 1 satellite over North America for broadband mobility. We have demonstrated links to aircraft in flight at over 200 Mbps, validated the rest of the payload, and proved the ability of VS-3 to dynamically aim its capacity directly at mobility platforms in its coverage. Flight 1 is anticipated to enter service mid CY 2024. That dynamic flexibility enables VS-3 satellites to deliver much greater bandwidth efficiency and utilization compared to prior mobile broadband satellite state of the art.

We are also directly addressing the financial impacts of the VS-3 Flight 1 anomaly. In Q3 FY2024 we accelerated the cost reduction actions necessary to manage organizational redundancies associated with the Inmarsat acquisition, and the VS-3 impacts to our revenue outlook. Those actions are expected to result in over $100M recurring annual cash cost reductions. Those savings are greater than the cost synergies anticipated at the time of the transaction agreement, and were achieved ahead of schedule. Capital synergies helped reduce capital investments during FY2024 to approximately $1.5B from a year opening combined outlook of approximately $1.7B. Capital investments are anticipated to continue to decline in FY2025 and beyond as we near completion of ongoing satellite projects. We are also addressing our capital structure. In Q4 FY2024 we extended a significant portion of the legacy Inmarsat 2026 secured term loan. We filed insurance claims associated with VS-3 Flight 1 and the Inmarsat-6 F2 satellites. At the close of FY2024, we've received approximately 65% of our anticipated $770 million of insurance claims. We are continuing to work on consolidating and refining our balance sheet through prudent means including operating and capital productivity improvements and cost reductions, bolstering cash flow, opportunistic debt security extensions, and non-core portfolio monetizations.



**Mark Dankberg, Chairman of the Board, Chief Executive Officer and Co-founder**

Despite the delays in ViaSat-3 our teams rallied, customers and partners stood with us, and we achieved meaningful financial growth in FY2024. Please refer to our Q4 FY2024 shareholder letter or Form 10-K for more detail. Some highlights included:

- Record revenue of $4.3B. Combined revenue, including Inmarsat revenue for the approximate 2 months prior to the transaction close would have been $4.6B, about a 9% increase from the prior 12 month period.

- Achieved $1.4B in Adjusted EBITDA from continuing operation. On a combined basis, excluding non-recurring favorable effects of a litigation settlement, would have been $1.5B, a 6% increase from the prior 12 month period.

- Net leverage decreased from 3.9x at Q1FY2024 close (post Inmarsat transaction) to 3.6x at Q4 close.

- Generated $688M in FY2024 operating cash flow. Excluding one time items, operating cash flow was approximately $850 million.

- Our objective is to position for renewed growth in FY2026 catalyzed by the entry of ViaSat-3 Flights 2 and 3, and the contributions of Flight 1 applied to our mobility subscriber base and our significant backlog of new orders.

FY2024 included important business achievements that will begin contributing in FY2025 – and help position us for longer term growth in our broadband and narrowband (L-band) mobility businesses.

In Q4 we executed an agreement to add a non-geostationary orbit component to our enterprise broadband maritime connectivity service, launching NexusWave as our new hybrid, multi-layer bonded network solution providing global coverage, speed, capacity and resilience to meet the needs of the shipping industry. We similarly introduced a new hybrid solution for the energy industry, which seamlessly incorporates low earth orbit satellite capacity alongside Viasat Energy Services' existing multi-orbit and terrestrial capacity, and is designed to deliver highly flexible capabilities that can address energy customer needs through a single, integrated and fully managed service. This extends our portfolio of multi-orbit broadband solutions beyond the government applications already achieved. We are progressing on adding multi-orbit connectivity for aero customers, also.

> " The race is underway to add satellite connectivity to mobile devices… and no device maker or MNO wants to be left behind. "

We became a founding member of the new Mobile Satellite Services Association (MSSA). MSSA formation was led by five mobile satellite services operators to transform the global mobile L-band and S-band ecosystem in response to the emerging direct-to-device (D2D) non-terrestrial networks (NTN) standards enabling every mobile device to connect directly to satellites when outside terrestrial coverage. Cited by a number of industry analysts[1] as one of the single biggest opportunities in satellite communications, D2D creates an exciting "roaming" extension to the trillion-dollar terrestrial mobile network services market. MSSA anticipates an evolved MSS ecosystem built on 3GPP[2] standards, and an open architecture network integrating seamlessly with terrestrial 5G for smartphones, wearable devices, IoT, connected automobiles, manned and unmanned land, sea, and air systems, and more. We also expect to leverage the D2D ecosystem to extend and evolve the services of millions of users depending on our and others' aeronautical and maritime safety, government, land mobile, and IoT services. Inmarsat L-band safety services are vital for enterprise, commerce, government, and consumer users — and we are committed to not only preserving those essential services, but also leveraging new technology to evolve them to support higher data speeds, more bandwidth, greater convenience, and substantially greater economic value.

We expect that evolving our L-band constellation, through innovative technology and business models can enable significant growth for Viasat that complements and supports the Ka-band broadband mobility services constituting the majority of our current revenues. Further advancing our existing L-band services for higher speeds, more bandwidth, and more value is in itself a very attractive expanded opportunity, opening up participation in a large and rapidly emerging consumer market. In the near term, and within our reduced capital investment envelope, we can also begin delivering initial versions of D2D services that can provide meaningful insights into the growth potential of that market – *which we anticipate will create growth opportunities beyond those initially envisioned when we executed the Inmarsat acquisition*. We are preparing to offer first-generation 3GPP "Release 17" (Rel17) Narrow Band Internet of Things (NBIoT) services to enable mobile devices to connect to satellites for emergency/SOS and messaging services on five continents as early



"Despite the delays in ViaSat-3 our teams rallied, customers and partners stood with us, and we achieved meaningful financial growth in FY2024.



as this FY2025 with partners Ligado and Skylo Technologies. We're qualifying and licensing first-generation mobile handsets and IoT devices built on Rel17 chips from MediaTek, Qualcomm, and others. The race is underway to add satellite connectivity to mobile devices, initially for messaging and evolving to voice, and then 5G connectivity with 3GPP NTN standard Releases 18 and 19 — and no device maker or MNO[3] wants to be left behind.

The purpose of the MSSA is to help enable use of those standards and open architecture networking to ensure that D2D services work seamlessly for roaming between terrestrial and satellite — and also, for the first time, across multiple different mobile satellite service operators with already licensed L-band and S-band spectrum. That will benefit end users and MNOs alike in offering satellite connectivity anywhere and everywhere it's needed — without having to take terrestrial spectrum out of service to meet the demand.

Viasat is leaning into NTN standards and also exploring application of well established terrestrial MNO business models that help facilitate rapid network expansion, rapid application, re-farming, and dynamic coordination of MSS spectrum, and cost efficiencies that will make satellite bandwidth more affordable for billions of potential users and devices. One of the key innovations being evaluated is the creation of "space tower" entities that work like terrestrial tower operators to build satellite and ground infrastructure that can be shared by multiple spectrum holders. In the past, each licensed MSS operator was individually vertically integrated, requiring its own satellites, ground infrastructure, unique user terminals, and network standards. Terrestrial tower companies have driven substantial capital efficiencies for MNOs, increased coverage and capacity for end users, and delivered attractive returns to investors. Such standards and network sharing offer the same advantages for mobile satellite operators including Viasat. Participation by Viasat, and other leading MSS operators, enables these same benefits to be available to millions of existing enterprise, government, and consumer users of satellite mobile and safety services.

**The nexus of space sustainability and equitable access**
The scale and scope of D2D technology is also a wake-up call to many global nations regarding the risks of domination of scarce orbits and spectrum resources by a few mega-constellations. D2D empowers anyone, or anything, in any country in the world to be directly connected to space — emboldening certain operators to seek to bypass every form of sovereign management of telecom, computing, and cloud infrastructure. It's a stark reminder that there are no borders in space. Ensuring continued peaceful and reliable access to and use of space demands global cooperation and policies while respecting national sovereignty. The war in Ukraine has shown that space is both

critical to national security and subject to exploitation, interference, and countermeasures.[4,5] While previous generation satellite terminals and hardware are easily identified as space-enabled and managed, D2D allows satellite service to *any* and *every* mobile device to potentially be provided without regard to national regulations and management. This is causing nations to grapple with how they will now govern access to all satellite services within their borders, the extent to which foreign systems could preclude or impair their own national systems, and could end up entirely at the mercy of foreign actors for critical telecom, cloud, and compute services, even inside their own borders. Historically, the International Telecommunications Union (ITU), an arm of the United Nations, has regulated and managed access to spectrum and associated orbits — providing a venue for international agreements to ensure access to and national management of finite space resources. But the recent mad dash to capture scarce orbits and spectrum is rendering existing policies inadequate. Not all good things are made possible just by launching even more and ever larger satellites — the effect, whether intentional or not, could preclude *everyone else from other nations*, new and old space alike, from accessing finite orbital and spectrum resources. It is a zero-sum game.

Accordingly, access to space and orbits was likely the single most contentious issue at the quadrennial ITU World Radiocommunication Conference in Dubai in November and December 2023. While sometimes represented as "Old Space" vs. "New Space," the differences are more aptly described as being between those willing to operate within agreed upon radio interference protection limits that facilitate equitable access to spectrum for all versus those seeking to increase their own spectrum rights at the expense of other national, regional, and/or global satellite networks. There is a growing realization that orbital and spectrum resources are indeed finite and in need of more

> "D2D empowers anyone, or anything, in any country in the world to be directly connected to space... It's a stark reminder that there are no borders in space... the recent mad dash to capture scarce orbits and spectrum is rendering existing policies inadequate."



Bogdan-Martin, D. [@ITUSecGen]. (2024, January 17).

*Access to space services is a must-have for progress + prosperity. As demand grows, @ITU is committed to working with Members to manage the scarce resources of radio-frequency spectrum + satellite orbits efficiently + equitably, leaving no one behind in the #SpaceEconomy #WEF24* [X post]

https://x.com/ITUSecGen/status/1747605475443536382



> The issue of efficient and equitable shared access to space is at the core of "space sustainability". Viasat has acted responsibly and taken a leading role in researching, surfacing and addressing the complex issues associated with preserving a sustainable environment in low earth orbit...



modern policies amidst increasingly congested low earth orbits (LEO). Subsequently, a substantial majority of spacefaring nations forcefully asserted the need to thoroughly consider the impacts of mega-constellations on their own national, regional, and/or global space systems.

Not surprisingly, the issue of efficient and equitable shared access to space is at the core of "space sustainability". Viasat has acted responsibly and taken a leading role in researching, surfacing and addressing the complex issues associated with preserving a sustainable environment in low earth orbit, containing the growth and risk of orbital debris and collisions in space, managing risks to the Earth from expired low earth orbit satellites burning up on re-entry, impacts to astronomy and the night sky, and the impacts on access to scarce RF spectrum. There is a substantial body of independent academic research and commentary on multiple aspects of the problems. See for instance, these recent examples:[6,7,8,9,10,11]

Our understanding is rooted in deep and insightful analyses of the physics of collision risk in space, radio frequency interference, and the other potential harms. While the current situation in low earth orbit is often described as "the Wild West," we believe that one unchanging market force is that self-interest of sovereign nations will take precedence over those of a few individual foreign enterprises — likely through national and regional laws and policies to protect those sovereign national interests. We believe that the situation in space is somewhat analogous to that of the electric vehicle (EV) market. Most developed nations have explicit policies intended to promote adoption of EVs. But, when foreign EVs threaten sovereign national interests (such as jobs, technology, and national industrial ecosystem) nations enact policies intended to manage those threats. Both the U.S. and Europe have recently instituted significant tariffs for that purpose — despite the well understood benefits any EVs (including foreign-built ones) would otherwise confer. To the extent that domination of space threatens space industrial ecosystem, jobs, technology, national security, and sovereign national infrastructure, we anticipate similar national or regional policies being adopted in affected countries to contain the threat.



We are well positioned with a long runway of growth opportunities. We envision a shared global space environment... that's a future worth working for, and investing in.



Clearly there are powerful market forces that must be balanced among all space systems — the benefits and convenience of low-priced, foreign-owned services from space vs. the risks associated with loss or degradation of sovereign space ecosystems and access to space for national security and with the protection of communication and compute/cloud infrastructure. There are real-world implications for global satellite connectivity service providers. Bookend approaches could be described as:

1. Aggressive capture of finite orbital and spectrum resources by a few — and economic dominance of critical space supply chains and ecosystems through unprecedented scale (akin to what's described here[12] ) — that is domination of space and spectrum by a few through sheer number, mass and size of satellites in orbit. *Or,*

2. Global cooperation enabling sovereign access to, use of, and management of shared space resources for peaceful purposes. Notably this was Inmarsat's primary founding mission for global mobility — and we see attractive business opportunities deriving from enabling international and national space ecosystems to better support this objective through technology, standards, open architectures, business model innovation, and modernization of national and international policy frameworks.

Sometimes powerful market forces clash as seemingly "Irresistible Force" meets "Immovable Object." The core issue here is simply questions of "How much is too much in space?" and "How should that amount be shared among nations?" There has been stable global accommodation on that issue for decades, and we believe straightforward policies will extend that stability to modern LEO and other non-geostationary orbit NGSO constellations as well. This scenario is playing out now, in real time, on a global basis. Multiple spacefaring nations are coming to grips with the impacts on their sovereignty, security, and industrial/technology base associated with diminishing access to scarce orbits and spectrum — and the urgent need for policies that support their national interest before their own space industrial base is irreversibly undermined.

## With great change comes great opportunity

Viasat's legacy of technical innovation is now bolstered by Inmarsat's heritage of global cooperation for mutual benefit on global mobility services. We are energized by the evolving satellite communications landscape and see multiple opportunities to compete through delivering differentiated value propositions to both broadband and narrowband customers, within a framework of safe, shared access to space. We continue innovating to reduce capital costs and productivity for future satellites, and improve ROIC, while also improving service quality for our customers. Viasat is well positioned with a long runway of growth opportunities in our current broadband mobility and defense markets, through upcoming satellite service entries, evolving business models and services, embracing innovations such as multi-orbit solutions and L-band modernization, and addressing new market adjacencies such as D2D. We see further collaboration with other spectrum rights holders and expanding ecosystems as means to increase value for customers, shareholders, and partners alike. We will also continue to opportunistically address our capital structure and market opportunities. We ended the year with substantial liquidity of $3.0 billion, including $1.9 billion cash and a fully funded plan to positive free cash flow by end of Q1 FY2026.

We envision a shared global space environment where the winners efficiently *conserve* scarce space resources rather than attempt to consume and deny those resources to others. That future will be enabled by interoperable standards, open architecture systems, and, as the ITU promises: managing scarce orbits and radio frequency spectrum efficiently and so that no nation is left behind.[13] That's a future worth working for, and investing in.

Sincerely,



Mark Dankberg, Chairman of the Board, Chief Executive Officer and Co-founder

[1] ABI Research, The Role of Satellite in 5G: Non-Terrestrial Networks (NTN) Mobile, June 2023; Analysys Mason, Satellite direct-to-device market 4th edition, September 2023

[2] 3rd Generation Partnership Project

[3] Mobile Network Operator

[4] https://www.wsj.com/world/us-weapons-russia-ukraine-0eed240c

[5] https://www.nytimes.com/2024/05/24/technology/ukraine-russia-starlink.html

[6] https://www.space.com/megaconstellations-threat-to-ozone-layer-recovery

[7] https://agupubs.onlinelibrary.wiley.com/doi/10.1029/2024GL109280. Potential Ozone Depletion From Satellite Demise During Atmospheric Reentry in the Era of Mega-Constellations, University of Southern California

[8] https://arxiv.org/pdf/2406.08617 Satellite Drag Analysis During the May 2024 Geomagnetic Storm, MIT

[9] https://arxiv.org/abs/2407.03092 Brightness Characterization for Starlink Direct-to-Cell Satellites, Cornell University.

[10] https://apple.news/AEU9PWCv-Th-vU4uypwyoXw

[11] https://spacenews.com/itu-emphasizes-importance-of-space-sustainability/

[12] Blitzscaling: The Lightning-Fast Path to Building Massively Valuable Companies, Hoffman and Yeh

[13] https://www.itu.int/en/osg/Pages/Speeches.aspx?ItemID=38

# FISCAL YEAR 2024 HIGHLIGHTS

## $4.3B
**Annual Revenue**
from continuing operations, an increase of 68% YoY. Combined revenue, excluding the non-recurring contribution from the litigation settlement, increased 9% YoY to $4.5 billion.

## $4.2B
**New Contract Awards**
driven by a 10-month contribution from the Inmarsat acquisition, a 47% YoY increase.

## $1.4B
**Adjusted EBITDA**
from continuing operations, a 181% YoY increase; combined Adjusted EBITDA, excluding the non-recurring contribution from the litigation settlement, grew 6% YoY to $1.5 billion.



**Inmarsat acquisition**
Closed May 30, 2023, which enhanced our scale to accelerate our global mobility and government strategy.

---

# GOVERNMENT SYSTEMS

## $900M
Awarded Proliferated Low Earth Orbit Satellite-Based Services contract by the U.S. Space Force as part of their $900 million IDIQ program. Also selected to join the Architecture and Integration Directorate's $900 million IDIQ contract vehicle for broad technology prototyping and multi-domain system development.

 ## $265M
Received a three and a half year extension on an existing IDIQ contract with a ceiling of $265 million for a full array of services and technology to a major joint component command within the DoD.


**Won Government Mobile Innovation category in the Mobile Satellite User Association's (MSUA) 2024 Satellite Mobile Innovation Awards**

## AU $187M
Contract with Australia and New Zealand to provide the Southern Positioning Augmentation Network (SouthPAN) satellite service.

---

# SATELLITE SERVICES

## D2D
Announced the launch of the world's first global direct-to-device (D2D) network with Skylo Technologies, helping businesses, consumers, and governments around the world connect smartphones and IoT devices.

## 80%
Approximately 80% of international trade in goods is carried by sea, and nearly 2 million seafarers trust us to deliver a communications lifeline when they need it most.

## 50M
Expanded service to Korean Airlines, Etihad Airways, Royal Jordanian Airlines, Icelandair, the Lufthansa Group, Porter Airlines, Ethiopian Airlines, Malaysia Airlines, Delta Air Lines, Qantas, and more — keeping more than 50 million passengers connected across more than 300,000 flights each month.

## Global ATM modernization
Iris air traffic management program — an initiative led by the European Space Agency (ESA) and Viasat that uses our satellite technology to help modernize air traffic management (ATM) by enabling airspace optimization, easing congestion, and reducing delays and emissions for airlines — received further approvals and began commercial operations with launch customer easyJet.

---

# COMMERCIAL NETWORKS

## Preparing for launch
- VS3-F2 expect to complete extensive testing and spacecraft integration placing the satellite into commercial service by late calendar 2025
- VS3-F3 remains on track to go into commercial service mid to late calendar 2025
- GX-10a/b are expected to launch together in mid-calendar 2024

## Ready for service
Completed the VS3-F1 spacecraft handover and expect commercial in-service to commence in mid CY 2024.

# FINANCIAL SUMMARY

## ADJUSTED EBITDA

FROM CONTINUING OPERATIONS / FISCAL YEAR / DOLLARS IN MILLIONS

$476 $501 $1,410

**2022** **2023** **2024**

*See p 122 for a reconciliation of Adjusted EBITDA to net income (loss) from continuing operations attributable to Viasat, Inc.

## NEW CONTRACT AWARDS

FROM CONTINUING OPERATIONS / FISCAL YEAR / DOLLARS IN MILLIONS

$2,299 $2,829 $4,155

**2022** **2023** **2024**

## REVENUES

FROM CONTINUING OPERATIONS / FISCAL YEAR / DOLLARS IN MILLIONS

$2,417 $2,556 $4,284

**2022** **2023** **2024**

# FINANCIAL PERFORMANCE

# Table of contents



# Performance graph

The following graph shows the value of an investment of $100 in cash on March 31, 2019 in (1) Viasat's common stock, (2) the NASDAQ Telecommunications Index, (3) the NASDAQ Composite Index and (4) the S&P SmallCap 600 Index. The graph assumes that all dividends, if any, were reinvested. The stock price performance shown on the graph is based on historical data and should not be considered indicative of future performance. The information contained under this heading "Performance graph" shall not be deemed to be "soliciting material," or to be "filed" with the SEC, or subject to Regulation 14A or Regulation 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and shall not be deemed to be incorporated by reference into any filing of Viasat, except to the extent that Viasat specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.



***MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS***

**Company Overview**

We are an innovative, global provider of communications technologies and services, focused on making connectivity accessible, available and secure for current and future customers worldwide. Our end-to-end multi-band platform of satellites, ground infrastructure and user terminals enables us to provide a wide array of cost-effective, high-quality broadband, narrowband and other connectivity solutions to aviation, maritime, enterprise, consumer, military and government users around the globe, whether on the ground, in the air or at sea. In addition, our government business includes a portfolio of communications gateways; situational awareness and command and control products and services; satellite communication products and services across various frequency bands; and cybersecurity and information assurance products and services. We believe that our diversification strategy—anchored in a broad portfolio of customer-centric products and services and supported by our fleet of broadband and narrowband satellites—our vertical integration and our ability to effectively cross-deploy technologies between government and commercial applications and segments as well as across different geographic markets, provide us with a strong foundation to sustain and enhance our leadership in advanced communications and networking technologies. We conduct our business through three segments: satellite services, commercial networks and government systems. In May 2024, certain organizational changes were made that are expected to impact our future internal reporting and reportable segments. The new segment reporting structure is expected to better reflect our strategy following the Inmarsat Acquisition (as defined below), diverse global end markets, and certain organizational and leadership changes, that allow us to better assess the operational performance of and allocate resources to our multiple product lines. Commencing with the first quarter of fiscal year 2025 we will have two reportable segments: communication services and defense and advanced technologies. See Note 17 — Subsequent Event to our consolidated financial statements for additional information.

### *Satellite Services*

Our satellite services segment provides a wide range of satellite-based broadband and narrowband services around the globe using our multi-band fleet of satellites in service as well as leased capacity on third party satellites. The primary services offered by our satellite services segment include:

- Aviation services, including industry-leading in-flight connectivity (IFC) services, wireless in-flight entertainment (W-IFE) services and narrowband safety services, as well as complementary aviation software services.

- Maritime services, which offer high-quality, resilient satellite-based broadband and narrowband communications services around the globe to commercial shipping fleets, offshore service vessel operators and commercial fishing companies.

- Fixed broadband services, which offer high-speed, high-quality, reliable broadband internet services to businesses and residential users (primarily in the United States as well as in various countries in Europe and Latin America), as well as enterprise connectivity solutions.

- Energy services, which include secure, reliable networking and connectivity solutions for remote sites and operations, and industry-leading machine learning analytics.

- Internet-of-Things and other narrowband services, including L-band managed services and analytics.

- Community internet services, which offer innovative, affordable internet services through satellite-based community hotspots in areas with little or no access to the internet. We provide community internet services in Mexico and Brazil.

### Commercial Networks

Our commercial networks segment develops and sells a wide array of advanced satellite and wireless products, antenna systems and network and terminal solutions that support or enable the provision of fixed and mobile broadband and narrowband services. We design, develop and produce space system solutions for multiple orbital regimes, including geostationary (GEO), highly-elliptical earth orbit (HEO), medium earth orbit (MEO) and low earth orbit (LEO). The primary products, systems, solutions and services offered by our commercial networks segment are comprised of:

- Mobile satellite communication systems, designed for use in aircraft, land-mobile and seagoing vessels.

- Fixed satellite communication systems, including next-generation satellite network infrastructure, ground terminals and design and implementation for customer telecommunication systems.

- Antenna systems, including state-of-the-art ground and airborne terminals, antennas and gateways for terrestrial and satellite customer applications, mobile satellite communication, Ka-band earth stations and other multi-band/multi-function antennas.

- Space systems design and satellite networking development, including the design and development of the architecture of high-capacity Ka-band geosynchronous satellites and the associated satellite payload and antenna technologies (both for our own satellite fleet as well as for third parties), and special purpose LEO and MEO satellites and other small satellite platforms, as well as semiconductor design for application-specific integrated circuit and monolithic microwave integrated circuit chips. Satellite networking development includes specialized design and technology services covering all aspects of satellite communication system architecture, networks and technology.

### Government Systems

Our government systems segment offers a broad array of products and services, including:

- Government mobile broadband products and services, which provide military and government users with high-speed, real-time broadband and multimedia connectivity in key regions of the world, as well as line-of-sight and beyond-line-of-sight intelligence and Intelligence, Surveillance and Reconnaissance (ISR) missions.

- Government narrowband products and services, which provide military and government users with L-band products and services such as Tactical Beyond Line of Sight communications, L-band airborne ISR services and L-band Advanced Communications Element terminals.

- Government satellite communication systems, which offer an array of portable, mobile and fixed broadband modems, terminals, network access control systems and antenna systems, and include products designed for manpacks, aircraft, unmanned aerial vehicles, seagoing vessels, ground-mobile vehicles, space-based systems and fixed applications.

- Secure networking, cybersecurity and information assurance products and services, which provide advanced, high-speed IP-based "Type 1" and High Assurance Internet Protocol Encryption (HAIPE®)-compliant encryption solutions that enable military and government users to communicate information securely, and that protect the integrity of data stored on computers and storage devices, and include our Move Out/Jump Off expeditionary tactical gateway family of products.

**Factors and Trends Affecting our Results of Operations**

We believe that the performance of our business and our results of operations in a given period are driven by various factors, including:

- the timing and impact of acquisitions and divestitures (such as the Inmarsat Acquisition) and transaction-related or integration costs and any incurrence or repayment of indebtedness in connection therewith;

- the extent and stage of our satellite design, construction and launch activities, the associated level of investment required, the impact of any construction or launch delays, operational or launch failures or satellite anomalies or deployment issues, and the impact of bringing newly launched satellites into commercial service and associated ramp-up activities and costs (see the discussion below under "Satellite-Related Activities");

- our ability to manage available bandwidth ahead of new satellites entering commercial service;

- our ability to maintain the health, capacity, control and level of service of our satellite fleet, or the existence or occurrence of any malfunctions or anomalies in or other disruptions to our satellites;

- changes in the levels of our research and development (R&D) spending, including the effects of associated tax credits;

- the uptake of our in-flight services by commercial airlines and number of aircraft retrofitted or installed with our IFC systems, and the rate of revenue growth in our IFC-related businesses in our satellite services and commercial networks segments, as well as the impact of the grounding or slowdown in manufacture of aircraft related to aircraft safety, maintenance or other issues;

- the rate of growth in worldwide demand for mobile and fixed broadband connectivity, including growth in the number of aircraft and vessels in service, passengers, internet users, applications and connected devices;

- the rate of technological innovation and change in the industries in which we operate, and the introduction of new competing technologies, products and services by new and existing competitors;

- seasonal effects related to the timing of contract awards, the timing and availability of U.S. Government funding, and the timing of product deliveries and customer acceptance in our government systems segment, as well as increased demand for IFC services from airline passengers during peak holiday and summer travel periods and subscriber activity for our fixed broadband services related to traditional retail selling periods in our satellite services segment;

- the marketing and pricing strategies of our competitors with respect to competing technologies, products and services;

- our ability to implement (on a timely basis) our technology roadmap and the associated investments and costs, as well as market acceptance and the timing of availability of our new products and services;

- the timing, quantity and mix of products and services sold in each of our segments;

- the complex and lengthy procurement process for most of our commercial networks and government systems customers and potential customers, the impact of a failure to receive an expected order or a deferral of an order to a later period, and the timing of or effect of delays in obtaining government product certifications;

- the difficulty in estimating costs over the life of a contract, which may require adjustment in future periods, and the impact of cost overruns (due to inflation or otherwise) on fixed-price development contracts;

- the timing of customer payments under significant contracts;

- our reliance on a few significant customers, particularly agencies of the U.S. Government, for a significant percentage of our revenues, as a result of which the loss or decline in business with any of these customers may negatively impact our revenue and collectability of related accounts receivable;

- our reliance on a global supply chain, including contract manufacturers and single-source or limited groups of suppliers; the impact of supply chain bottlenecks, and our ability to purchase component parts that are periodically subject to shortages or supply chain disruptions resulting from surges in demand, natural disasters, wars and other conflicts or other events;

- varying subscriber addition, churn and average revenue per user (ARPU) rates for our fixed broadband businesses and mix of wholesale and retail subscribers;

- one-time charges to operating income arising from items such as costs and expenses, relating to acquisitions or divestitures, impairment of assets and write-offs of assets related to customer non-payments or obsolescence;

- changes in laws, regulations and interpretations affecting our business, including changes affecting spectrum availability or permitted uses;

- our ability to generate sufficient cash flows to repay our indebtedness; and

- the impact of public health crises, such as the COVID-19 pandemic, general economic and political conditions, and other trends that affect the industries in which we operate, and the return to normalization after associated disruptions, such as the timing of return to normalization of government acquisition processes and pre-pandemic global airline traffic levels following COVID-19-related disruptions.

We may see some negative impacts on revenues and operating cash flows from our aviation businesses in fiscal year 2025 and potentially beyond, as a result of the impacts of regulatory oversight, approvals for new model aircraft and lingering global supply chain issues on the timely deliveries of aircraft to our commercial airline customers. The extent of global economic challenges (including lingering impacts of the COVID-19 pandemic) on our business in fiscal year 2025 and potentially beyond will depend on many factors, including the extent of effects on important global, regional and local supply chains, overall supply and demand, global air travel, consumer confidence, discretionary spending levels and levels of economic activity.

See also "Business–Segments" in Part I, Item 1 of our most recent Annual Report on Form 10-K for a discussion of what we believe to be key drivers for future growth in each of our segments.

## Inmarsat Acquisition

On May 30, 2023, we purchased all of the issued and outstanding shares of Connect Topco Limited, a private company limited by shares and incorporated in Guernsey (Inmarsat Holdings and, together with its subsidiaries, Inmarsat), in exchange for approximately $550.7 million in cash and 46.36 million shares of our common stock (the Inmarsat Acquisition). In connection with the closing of the Inmarsat Acquisition, we entered into a $616.7 million senior secured term loan facility (the 2023 Term Loan Facility) and a $733.4 million unsecured bridge loan facility (the Bridge Facility), which were fully drawn at closing. On September 28, 2023, we replaced the Bridge Facility with Viasat's 7.500% Senior Secured Notes due 2031 (the 2031 Notes), in the same principal amount and at the same interest rate.

The assets and results of operations of Inmarsat's commercial business are primarily included in our satellite services segment (with an insignificant amount included in our commercial networks segment) and Inmarsat's government business included in our government systems segment for the period following the closing of the Inmarsat Acquisition on May 30, 2023.

## Other Transactions

On January 3, 2023, we completed the sale of certain assets and assigned certain liabilities comprising our Link-16 Tactical Data Links Business (the Link-16 TDL Business) to L3Harris Technologies, Inc. (L3Harris) in exchange for approximately $1.96 billion in cash, subject to certain adjustments (the Link-16 TDL Sale). Unless otherwise noted, discussion throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations relates to our continuing operations only and excludes the Link-16 TDL Business. See Note 5 — Discontinued Operations to our consolidated financial statements for additional information.

On April 30, 2021, we completed our acquisition of the remaining 51% interest in Euro Broadband Infrastructure Sàrl (EBI), a satellite broadband internet service provider in Europe, Middle East, and Africa (EMEA), from Eutelsat. We paid approximately $167.0 million in cash, net of approximately $22.0 million of purchase price consideration received during the second quarter of fiscal year 2024 and $121.7 million of EBI's cash on hand, resulting in a cash outlay of approximately $29.0 million.

On April 30, 2021, we completed our acquisition of RigNet, Inc. (RigNet), a leading provider of ultra-secure, intelligent networking solutions and specialized applications. In connection with the acquisition, we issued approximately 4.0 million shares of our common stock to RigNet former shareholders, paid down $107.3 million of outstanding borrowings of RigNet's revolving credit facility, and retained approximately $20.6 million of RigNet's cash on hand.

The assets and results of operations of EBI and RigNet are primarily included in our satellite services segment, with insignificant amounts included in our commercial networks segment.

## Satellite-Related Activities

We launched the first of our third-generation ViaSat-3 class satellites, ViaSat-3 F1, into orbit on April 30, 2023. On July 12, 2023, we reported a reflector deployment issue that materially impacted the performance of the ViaSat-3 F1 satellite, and on August 24, 2023, we reported the I-6 F2 satellite (which was launched prior to the closing of the Inmarsat Acquisition) suffered a power subsystem anomaly during its orbit raising phase and concluded that the satellite would not operate as intended (see Note 1 — The Company and a Summary of Its Significant Accounting Policies — Property, equipment and satellites to our consolidated financial statements for more information).

We currently have ten GEO and HEO satellites under development: two additional high-capacity Ka-band GEO satellites (ViaSat-3 F2 and ViaSat-3 F3), three additional adaptive Ka-band GEO satellites (Inmarsat GX 7, GX 8 and GX 9), two Ka-band HEO satellite payloads intended to provide polar coverage (Inmarsat GX 10a and GX 10b) and three Inmarsat-8 L-band GEO safety service satellites. The ViaSat-3 F1 satellite is expected to enter into commercial service in mid calendar year 2024. The ViaSat-3 F2 satellite is anticipated to be placed into commercial service by late calendar year 2025, with the ViaSat-3 F3 satellite expected to go into commercial service mid to late calendar year 2025.

We expect to continue to invest in independent R&D (IR&D) as we continue our focus on leadership and innovation in satellite and space technologies, including for the development of any new generation satellite designs and next-generation satellite network solutions. The level of our investment in a given fiscal year will depend on a variety of factors, including the stage of development of our satellite projects, new market opportunities and our overall operating performance.

As we continue to build and expand our global network and satellite fleet, from time to time we enter into satellite construction agreements for the construction and purchase of additional satellites and (depending on the satellite design) the integration of our payload and technologies into the satellites. See Note 14 — Commitments to our consolidated financial statements for information as of March 31, 2024 regarding our future minimum payments under our satellite construction contracts and other satellite-related purchase commitments (including satellite performance incentive obligations relating to the ViaSat-1 and ViaSat-2 satellites) for the next five fiscal years and thereafter. The total project cost to bring a new satellite into service will depend, among other things, on the scope and timing of the earth station infrastructure roll-out and the method used to procure fiber or other access to the earth station infrastructure. Our total cash funding of a satellite project may be reduced through third-party agreements, such as potential joint service offerings and other strategic partnering arrangements.

In connection with the launch of any new satellite and the commencement of commercial service on the satellite, we expect to incur additional operating costs that negatively impact our financial results. For example, when ViaSat-2 was placed in commercial service in the fourth quarter of fiscal year 2018, this resulted in additional operating costs in our satellite services segment during the ramp-up period prior to service launch and in the fiscal year following service launch. These increased operating costs included depreciation, amortization of capitalized software development, earth station connectivity, marketing and advertising costs, logistics, customer care and various support systems. In addition, interest expense increased during fiscal year 2019 as we no longer capitalized the interest expense relating to the debt incurred for the construction of ViaSat-2 and the related gateway and networking equipment once the satellite was in commercial service. As services using the new satellite scaled, however, our revenue base for broadband services expanded and we gained operating cost efficiencies, which together yielded incremental segment earnings contributions. We anticipate that we will incur a similar cycle of increased operating costs and constrained bandwidth supply as we prepare for and launch commercial services on future satellites, including our ViaSat-3 constellation, followed by increases in revenue base and in scale. However, there can be no assurance that we will be successful in significantly increasing revenues or achieving or maintaining operating profit in our satellite services segment, and any such gains may also be offset by investments in our global business. In addition, in fiscal years 2024 and 2023 we experienced (and we may in the future experience) capacity constraints on our existing satellites in the lead-up to the commencement of commercial service on new satellites.

**Sources of Revenues**

Our satellite services segment revenues are primarily derived from our in-flight services, fixed broadband services, maritime services (including narrowband and safety of communication capabilities primarily acquired through the Inmarsat Acquisition) and energy services.

Revenues in our commercial networks and government systems segments are primarily derived from three types of contracts: fixed-price contracts (which require us to provide products and services under a contract at a specified price), cost-reimbursement contracts (under which we are reimbursed for all actual costs incurred in performing the contract to the extent such costs are within the contract ceiling and allowable under the terms of the contract, plus a fee or profit), and time-and-materials contracts (which reimburse us for the number of labor hours expended at an established hourly rate negotiated in the contract, plus the cost of materials utilized in providing such products or services).

Historically, a significant portion of our revenues in our commercial networks and government systems segments has been derived from customer contracts that include the development of products. The development efforts are conducted in direct response to the customer's specific requirements and, accordingly, expenditures related to such efforts are included in cost of sales when incurred and the related funding (which includes a profit component) is included in revenues. See Note 1 — The Company and a Summary of Its Significant Accounting Policies to our consolidated financial statements for additional information.

To date, our ability to grow and maintain our revenues in our commercial networks and government systems segments has depended on our ability to identify and target markets where the customer places a high priority on the technology solution, and our ability to obtain additional sizable contract awards. Due to the nature of this process, it is difficult to predict the probability and timing of obtaining awards in these markets.

### Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We consider the policies discussed below to be critical to an understanding of our financial statements because their application places the most significant demands on management's judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. We describe the specific risks for these critical accounting policies in the following paragraphs. For all of these policies, we caution that future events rarely develop exactly as forecast, and even the best estimates routinely require adjustment.

### *Revenue recognition*

We apply the five-step revenue recognition model under Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (commonly referred to as ASC 606) to our contracts with our customers. Under this model, we (1) identify the contract with the customer, (2) identify our performance obligations in the contract, (3) determine the transaction price for the contract, (4) allocate the transaction price to our performance obligations and (5) recognize revenue when or as we satisfy our performance obligations. These performance obligations generally include the purchase of services (including broadband capacity and the leasing of broadband equipment), the purchase of products, and the development and delivery of complex equipment built to customer specifications under long-term contracts. Taxes imposed by governmental authorities on our revenues, such as sales taxes and value added taxes, are excluded from net sales.

The timing of satisfaction of performance obligations may require judgment. We derive a substantial portion of our revenues from contracts with customers for services, primarily consisting of connectivity services. These contracts typically require advance or recurring monthly payments by the customer. Our obligation to provide connectivity services is satisfied over time as the customer simultaneously receives and consumes the benefits provided. The measure of progress over time is based upon either a period of time (e.g., over the estimated contractual term) or usage (e.g., bandwidth used/bytes of data processed). We evaluate whether broadband equipment provided to our customers as part of the delivery of connectivity services represents a lease in accordance with the authoritative guidance for leases (ASC 842). As discussed in Note 1 — The Company and a Summary of Its Significant Accounting Policies — Leases to our consolidated financial statements, for broadband equipment leased to customers in conjunction with the delivery of connectivity services, we account for the lease and non-lease components of connectivity service arrangements as a single performance obligation as the connectivity services represent the predominant component.

We also derive a portion of our revenues from contracts with customers to provide products. Performance obligations to provide products are satisfied at the point in time when control is transferred to the customer. These contracts typically require payment by the customer upon passage of control and determining the point at which control is transferred may require judgment. To identify the point at which control is transferred to the customer, we consider indicators that include, but are not limited to, whether (1) we have the present right to payment for the asset, (2) the customer has legal title to the asset, (3) physical possession of the asset has been transferred to the customer, (4) the customer has the significant risks and rewards of ownership of the asset, and (5) the customer has accepted the asset. For product revenues, control generally passes to the customer upon delivery of goods to the customer.

Our contracts with the U.S. Government typically are subject to the Federal Acquisition Regulation (FAR) and are priced based on estimated or actual costs of producing goods or providing services. The FAR provides guidance on the types of costs that are allowable in establishing prices for goods and services provided under U.S. Government contracts. The pricing for non-U.S. Government contracts is based on the specific negotiations with each customer. Under the typical payment terms of our U.S. Government fixed-price contracts, the customer pays us either performance-based payments (PBPs) or progress payments. PBPs are interim payments based on quantifiable measures of performance or on the achievement of specified events or milestones. Progress payments are interim payments based on a percentage of the costs incurred as the work progresses. Because the customer can often retain a portion of the contract price until completion of the contract, our U.S. Government fixed-price contracts generally result in revenue recognized in excess of billings which we present as unbilled accounts receivable on the balance sheet. Amounts billed and due from our customers are classified as receivables on the balance sheet. The portion of the payments retained by the customer until final contract settlement is not considered a significant financing component because the intent is to protect the customer. For our U.S. Government cost-type contracts, the customer generally pays us for our actual costs incurred within a short period of time. For non-U.S. Government contracts, we typically receive interim payments as work progresses, although for some contracts, we may be entitled to receive an advance payment. We recognize a liability for these advance payments in excess of revenue recognized and present it as collections in excess of revenues and deferred revenues on the balance sheet. An advance payment is not typically considered a significant financing component because it is used to meet working capital demands that can be higher in the early stages of a contract and to protect us from the other party failing to adequately complete some or all of its obligations under the contract.

Performance obligations related to developing and delivering complex equipment built to customer specifications under long-term contracts are recognized over time as these performance obligations do not create assets with an alternative use to us and we have an enforceable right to payment for performance to date. To measure the transfer of control, revenue is recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. We generally use the cost-to-cost measure of progress for our contracts because that best depicts the transfer of control to the customer which occurs as we incur costs on our contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Estimating the total costs at completion of a performance obligation requires management to make estimates related to items such as subcontractor performance, material costs and availability, labor costs and productivity and the costs of overhead. When estimates of total costs to be incurred on a contract exceed total estimates of revenue to be earned, a provision for the entire loss on the contract is recognized in the period the loss is determined. A one percent variance in our future cost estimates on open fixed-price contracts as of March 31, 2024 would change our income (loss) before income taxes by an insignificant amount.

The evaluation of transaction price, including the amounts allocated to performance obligations, may require significant judgments. Due to the nature of the work required to be performed on many of our performance obligations, the estimation of total revenue, and, where applicable, the cost at completion, is complex, subject to many variables and requires significant judgment. Our contracts may contain award fees, incentive fees, or other provisions, including the potential for significant financing components, that can either increase or decrease the transaction price. These amounts, which are sometimes variable, can be dictated by performance metrics, program milestones or cost targets, the timing of payments, and customer discretion. We estimate variable consideration at the amount to which we expect to be entitled. We include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our anticipated performance and all information (historical, current and forecasted) that is reasonably available to us. In the event an agreement includes embedded financing components, we recognize interest expense or interest income on the embedded financing components using the effective interest method. This methodology uses an implied interest rate which reflects the incremental borrowing rate which would be expected to be obtained in a separate financing transaction. We have elected the practical expedient not to adjust the promised amount of consideration for the effects of a significant financing component if we expect, at contract inception, that the period between when we transfer a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

If a contract is separated into more than one performance obligation, the total transaction price is allocated to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. Estimating standalone selling prices may require judgment. When available, we utilize the observable price of a good or service when we sell that good or service separately in similar circumstances and to similar customers. If a standalone selling price is not directly observable, we estimate the standalone selling price by considering all information (including market conditions, specific factors, and information about the customer or class of customer) that is reasonably available.

### Deferred costs to obtain or fulfill contract

Under ASC 340-40, Other Assets and Deferred Costs — Contracts with Customers, we recognize an asset from the incremental costs of obtaining a contract with a customer if we expect to recover those costs. The incremental costs of obtaining a contract are those costs that we incur to obtain a contract with a customer that we would not have incurred if the contract had not been obtained. ASC 340-40 also requires the recognition of an asset from the costs incurred to fulfill a contract when (1) the costs relate directly to a contract or to an anticipated contract that we can specifically identify, (2) the costs generate or enhance our resources that will be used in satisfying (or in continuing to satisfy) performance obligations in the future, and (3) the costs are expected to be recovered. We recognize an asset related to commission costs incurred primarily in our satellite services segment and recognize an asset related to costs incurred to fulfill contracts. Costs to acquire customer contracts are amortized over the estimated customer contract life. Costs to fulfill customer contracts are amortized in proportion to the revenue to which the costs relate. For contracts with an estimated amortization period of less than one year, we expense incremental costs immediately.

### Property, equipment and satellites

Property, equipment and satellites, net includes our owned and leased satellites and the associated earth stations and networking equipment, as well as the customer premise equipment units which are leased to customers as part of our satellite services segment.

Satellites and other property and equipment are recorded at cost or in the case of certain satellites and other property acquired, the fair value at the date of acquisition, net of accumulated depreciation. Capitalized satellite costs consist primarily of the costs of satellite construction and launch, including launch insurance and insurance during the period of in-orbit testing, the net present value of performance incentive payments expected to be payable to the satellite manufacturers (dependent on the continued satisfactory performance of the satellites), costs directly associated with the monitoring and support of satellite construction, and interest costs incurred during the period of satellite construction. We also construct earth stations, network operations systems and other assets to support our satellites, and those construction costs, including interest, are capitalized as incurred. At the time satellites are placed in commercial service, we estimate the useful life of our satellites for depreciation purposes based upon an analysis of each satellite's performance against the original manufacturer's orbital design life, estimated fuel levels and related consumption rates, as well as historical satellite operating trends. We periodically review the remaining estimated useful life of our satellites to determine if revisions to the estimated useful lives are necessary.

### *Leases*

In accordance with ASC 842, we assess at contract inception whether the contract is, or contains, a lease. Generally, we determine that a lease exists when (1) the contract involves the use of a distinct identified asset, (2) we obtain the right to substantially all economic benefits from use of the asset, and (3) we have the right to direct the use of the asset. A lease is classified as a finance lease when one or more of the following criteria are met: (1) the lease transfers ownership of the asset by the end of the lease term, (2) the lease contains an option to purchase the asset that is reasonably certain to be exercised, (3) the lease term is for a major part of the remaining useful life of the asset, (4) the present value of the lease payments equals or exceeds substantially all of the fair value of the asset or (5) the asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease is classified as an operating lease if it does not meet any of these criteria.

At the lease commencement date, we recognize a right-of-use asset and a lease liability for all leases, except short-term leases with an original term of 12 months or less. The right-of-use asset represents the right to use the leased asset for the lease term. The lease liability represents the present value of the lease payments under the lease. The right-of-use asset is initially measured at cost, which primarily comprises the initial amount of the lease liability, less any lease incentives received. All right-of-use assets are periodically reviewed for impairment in accordance with standards that apply to long-lived assets. The lease liability is initially measured at the present value of the lease payments, discounted using an estimate of our incremental borrowing rate for a collateralized loan with the same term as the underlying leases.

Lease payments included in the measurement of lease liabilities consist of (1) fixed lease payments for the noncancelable lease term, (2) fixed lease payments for optional renewal periods where it is reasonably certain the renewal option will be exercised, and (3) variable lease payments that depend on an underlying index or rate, based on the index or rate in effect at lease commencement. Certain of our real estate lease agreements require variable lease payments that do not depend on an underlying index or rate established at lease commencement. Such payments and changes in payments based on a rate or index are recognized in operating expenses when incurred.

Lease expense for operating leases consists of the fixed lease payments recognized on a straight-line basis over the lease term plus variable lease payments as incurred. Lease expense for finance leases consists of the depreciation of assets obtained under finance leases on a straight-line basis over the lease term and interest expense on the lease liability based on the discount rate at lease commencement. For both operating and finance leases, lease payments are allocated between a reduction of the lease liability and interest expense.

For broadband equipment leased to customers in conjunction with the delivery of connectivity services, we have made an accounting policy election not to separate the broadband equipment from the related connectivity services. The connectivity services are the predominant component of these arrangements. The connectivity services are accounted for in accordance ASC 606. We are also a lessor for certain insignificant communications equipment. These leases meet the criteria for operating lease classification. Lease income associated with these leases is not material.

### Business combinations

The purchase price for business combinations is allocated to the estimated fair values of acquired tangible and intangible assets, and assumed liabilities, where applicable. Additionally, we recognize technology, contracts and customer relationships, orbital slots and spectrum assets, trade names and other as identifiable intangible assets, which are recorded at fair value as of the transaction date. Goodwill is recorded when consideration transferred exceeds the fair value of identifiable assets and liabilities. Measurement-period adjustments to assets acquired and liabilities assumed with a corresponding offset to goodwill are recorded in the period they occur, which may include up to one year from the acquisition date. Contingent consideration is recorded at fair value at the acquisition date.

### Impairment of long-lived and other long-term assets (property, equipment and satellites, and other assets, including goodwill)

In accordance with the authoritative guidance for impairment or disposal of long-lived assets (ASC 360), we assess potential impairments to our long-lived assets, including property, equipment and satellites and other assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. We recognize an impairment loss when the undiscounted cash flows expected to be generated by an asset (or group of assets) are less than the asset's carrying value. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value, and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations. Except for the impairment related to certain of our satellites under construction and satellite programs (discussed in Note 1 — The Company and a Summary of Its Significant Accounting Policies — Property, equipment and satellites below) in the second and third quarters of fiscal year 2024 and the impairment of certain right-of-use assets in the fourth quarter of fiscal year 2023, no other material impairments were recorded by us for fiscal years 2024, 2023 and 2022. See Note 7 — Leases to our consolidated financial statements for additional information.

We account for our goodwill under the authoritative guidance for goodwill and other intangible assets (ASC 350). Current authoritative guidance allows us to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If, after completing the qualitative assessment, we determine that it is more likely than not that the estimated fair value is greater than the carrying value, we conclude that no impairment exists. Alternatively, if we determine in the qualitative assessment that it is more likely than not that the fair value is less than its carrying value, then we perform a quantitative goodwill impairment test to identify both the existence of an impairment and the amount of impairment loss, by comparing the fair value of the reporting unit with its carrying amount, including goodwill. If the estimated fair value of the reporting unit is less than the carrying value, then a goodwill impairment charge will be recognized in the amount by which the carrying amount exceeds the fair value, limited to the total amount of goodwill allocated to that reporting unit. We test goodwill for impairment during the fourth quarter every fiscal year and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist.

In accordance with ASC 350, we assess qualitative factors to determine whether goodwill is impaired. The qualitative analysis includes assessing the impact of changes in certain factors including: (1) changes in forecasted operating results and comparing actual results to projections, (2) changes in the industry or our competitive environment since the acquisition date, (3) changes in the overall economy, our market share and market interest rates since the acquisition date, (4) trends in the stock price and related market capitalization and enterprise values, (5) trends in peer companies' total enterprise value metrics, and (6) additional factors such as management turnover, changes in regulation and changes in litigation matters.

Based on our qualitative assessment performed during the fourth quarter of fiscal year 2024, we concluded that it was more likely than not that the estimated fair value of each of our reporting units exceeded their related carrying value as of March 31, 2024.

### *Income taxes and valuation allowance on deferred tax assets*

Management evaluates the realizability of our deferred tax assets and assesses the need for a valuation allowance on a quarterly basis to determine if the weight of available evidence suggests that an additional valuation allowance is needed. In accordance with the authoritative guidance for income taxes (ASC 740), net deferred tax assets are reduced by a valuation allowance if, based on all the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the event that our estimate of taxable income is less than that required to utilize the full amount of any deferred tax asset, a valuation allowance is established, which would cause a decrease to income in the period such determination is made.

Our analysis of the need for a valuation allowance on deferred tax assets considered historical as well as forecasted future operating results, the reversal of temporary differences, taxable income in prior carryback years (if permitted), and the availability of tax planning strategies. Additionally, in our analysis, we also considered the fact that ASC 740 places more weight on the objectively verifiable evidence of current pre-tax losses and recent events than forecasts of future profitability.

Accruals for uncertain tax positions are provided for in accordance with the authoritative guidance for accounting for uncertainty in income taxes (ASC 740). Under the authoritative guidance, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The authoritative guidance addresses the derecognition of income tax assets and liabilities, classification of deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures.

We are subject to income taxes in the United States and numerous foreign jurisdictions. In the ordinary course of business, there are calculations and transactions where the ultimate tax determination is uncertain. In addition, changes in tax laws and regulations as well as adverse judicial rulings could adversely affect the income tax provision. We believe we have adequately provided for income tax issues not yet resolved with federal, state and foreign tax authorities. However, if these provided amounts prove to be more than what is necessary, the reversal of the reserves would result in tax benefits being recognized in the period in which we determine that provision for the liabilities is no longer necessary. If an ultimate tax assessment exceeds our estimate of tax liabilities, an additional charge to expense would result.

## Results of Operations

The following table presents, as a percentage of total revenues, income statement data of our continuing operations for the periods indicated:

| | Fiscal Years Ended | | |
|---|---|---|---|
| | March 31, 2024 | March 31, 2023 | March 31, 2022 |
| Revenues: | 100% | 100% | 100% |
|    Product revenues | 30 | 37 | 36 |
|    Service revenues | 70 | 63 | 64 |
| Operating expenses: | | | |
|    Cost of product revenues | 23 | 29 | 29 |
|    Cost of service revenues | 45 | 43 | 42 |
|    Selling, general and administrative (including satellite impairment and related charges, net — see Note 1 — The Company and a Summary of Its Significant Accounting Policies — Property, equipment and satellites to our consolidated financial statements) | 44 | 28 | 27 |
|    Independent research and development | 4 | 5 | 6 |
|    Amortization of acquired intangible assets | 5 | 1 | 1 |
| Income (loss) from continuing operations | (21) | (6) | (5) |
|    Interest (expense) income, net | (7) | — | (1) |
| Income (loss) from continuing operations before income taxes | (28) | (6) | (6) |
| (Provision for) benefit from income taxes from continuing operations | 3 | (2) | 2 |
| Net income (loss) from continuing operations | (24) | (8) | (4) |
| Net income (loss) from discontinued operations, net of tax | — | 51 | 4 |
| Net income (loss) attributable to Viasat, Inc. | (25) | 42 | (1) |

### Fiscal Year 2024 Compared to Fiscal Year 2023

#### *Revenues*

| | Fiscal Years Ended | | Dollar Increase | Percentage Increase |
|---|---|---|---|---|
| (In millions, except percentages) | March 31, 2024 | March 31, 2023 | (Decrease) | (Decrease) |
| Product revenues | $ 1,279.2 | $ 954.1 | $ 325.0 | 34% |
| Service revenues | 3,004.6 | 1,602.0 | 1,402.6 | 88% |
| Total revenues | $ 4,283.8 | $ 2,556.2 | $ 1,727.6 | 68% |

Our total revenues grew by $1,727.6 million as a result of a $1,402.6 million increase in service revenues and a $325.0 million increase in product revenues, which increases reflect ten months of contribution from the Inmarsat Acquisition in fiscal year 2024. The service revenue increase was due to increases of $931.0 million in our satellite services segment, $461.8 million in our government systems segment, and $9.7 million in our commercial networks segment. The increase in product revenue was driven primarily by a $169.5 million increase in our government systems segment and a $155.5 million increase in our commercial networks segment.

### *Cost of revenues*

| (In millions, except percentages) | Fiscal Years Ended | | Dollar Increase (Decrease) | Percentage Increase (Decrease) |
|---|---|---|---|---|
| | March 31, 2024 | March 31, 2023 | | |
| Cost of product revenues | $ 973.4 | $ 736.4 | $ 236.9 | 32% |
| Cost of service revenues | 1,928.7 | 1,098.3 | 830.4 | 76% |
| Total cost of revenues | $ 2,902.1 | $ 1,834.8 | $ 1,067.3 | 58% |

Cost of revenues increased by $1,067.3 million due to an increase of $830.4 million in cost of service revenues and $236.9 million in cost of product revenues. The cost of service revenues increase was primarily due to increased service revenues across each of our segments, causing a $961.6 million increase in cost of service revenues on a constant margin basis. The increase in cost of service revenues was partially offset by higher margins, primarily driven by our government systems and satellite services segments. The cost of product revenue increase was primarily due to increased product revenues, mainly from our government systems and commercial networks segments, causing a $230.3 million increase in cost of product revenues on a constant margin basis, prior to the effects of product revenues related to the Acacia litigation (see Note 15 — Contingencies to our consolidated financial statements for more information). The increase in cost of product revenues was further increased by lower margins, primarily driven by our government systems and commercial networks segments.

### *Selling, general and administrative expenses*

| (In millions, except percentages) | Fiscal Years Ended | | Dollar Increase (Decrease) | Percentage Increase (Decrease) |
|---|---|---|---|---|
| | March 31, 2024 | March 31, 2023 | | |
| Selling, general and administrative | $ 1,893.7 | $ 718.6 | $ 1,175.0 | 164% |

The $1,175.0 million increase in selling, general and administrative (SG&A) expenses was driven primarily by a net loss of approximately $905.5 million related to satellite impairment, including liabilities associated with the termination of certain subcontractor agreements, net of estimated insurance claim receivables recorded in our satellite service segment, and also reflected acquisition and integration costs associated with the Inmarsat Acquisition. See Note 1 — The Company and a Summary of Its Significant Accounting Policies — Property, equipment and satellites to our consolidated financial statements for more information. Additionally, we experienced an increase in support costs of $212.6 million, reflected across all three of our segments, which reflects the inclusion of ten months of support costs relating to the Inmarsat business for the period following the Inmarsat Acquisition. The increase in SG&A expenses was also driven by $59.5 million in higher selling costs, reflected primarily in our satellite services and government systems segments. SG&A expenses consisted primarily of personnel costs and expenses for business development, marketing and sales, bid and proposal, acquisition and transaction related expenses, facilities, finance, contract administration and general management.

### Independent research and development

| (In millions, except percentages) | Fiscal Years Ended | | Dollar Increase (Decrease) | Percentage Increase (Decrease) |
|---|---|---|---|---|
| | March 31, 2024 | March 31, 2023 | | |
| Independent research and development | $ 150.7 | $ 128.9 | $ 21.7 | 17% |

The $21.7 million increase in IR&D expenses was mainly the result of a $17.1 million increase in our government systems segment (primarily related to the inclusion of IR&D expenses relating to the Inmarsat business for the period following the Inmarsat Acquisition, tactical satcom radio products and information assurance projects). The increase in our government systems segment was partially offset by a decrease in IR&D expenses related to advancement of integrated government satellite communications platforms. This overall increase in IR&D expenses was also due to a $4.6 million increase in our commercial networks segment (primarily related to the inclusion of IR&D expenses relating to the Inmarsat business for the period following the Inmarsat Acquisition, mobile satellite communication systems for commercial airline platforms and antenna systems). The increase in our commercial networks segment was partially offset by a decrease in IR&D expenses related to next-generation consumer broadband integrated technologies and next-generation satellite payload technologies.

### Amortization of acquired intangible assets

We amortize our acquired intangible assets from prior acquisitions over their estimated useful lives, which range from two to 20 years. The $197.4 million increase in amortization of acquired intangible assets in fiscal year 2024 compared to the prior fiscal year was primarily related to the amortization of new intangibles acquired as a result of the Inmarsat Acquisition in May 2023. Expected amortization expense for acquired intangible assets for each of the following periods is as follows:

| | Amortization (In thousands) |
|---|---|
| Expected for fiscal year 2025 | $ 269,313 |
| Expected for fiscal year 2026 | 269,161 |
| Expected for fiscal year 2027 | 269,161 |
| Expected for fiscal year 2028 | 269,161 |
| Expected for fiscal year 2029 | 268,416 |
| Thereafter | 1,199,255 |
| | $2,544,467 |

### Interest income

The $76.7 million increase in interest income for fiscal year 2024 compared to fiscal year 2023 was primarily due to the interest earned on the invested portion of the cash related to proceeds of approximately $1.96 billion received from L3Harris in the Link-16 TDL Sale as well as cash acquired as part of the Inmarsat Acquisition.

### Interest expense

The $373.6 million increase in interest expense in fiscal year 2024 compared to fiscal year 2023 was primarily the result of the effects of increased interest expense arising from our increased level of indebtedness following the closing of the Inmarsat Acquisition on May 30, 2023. The increase in interest expense was partially offset by an increase in the amount of interest capitalized during fiscal year 2024 compared to the prior year period.

### Income taxes

The income tax benefit in fiscal year 2024 primarily reflected the tax benefit from our loss before income taxes, partially offset by a valuation allowance recorded against our U.S. net deferred tax assets. The income tax provision in fiscal year 2023 primarily reflected the establishment of a valuation allowance on the deferred tax asset for California R&D tax credits and the expense for tax deficiencies upon settlement of stock-based compensation during the period, partially offset by the benefit of federal R&D tax credits. Our valuation allowance against deferred tax assets increased from $150.0 million at March 31, 2023 to $353.6 million at March 31, 2024. The valuation allowance relates to federal, state, and foreign net operating loss carryforwards, federal and state R&D tax credit carryforwards and foreign tax credit carryforwards.

## Segment Results for Fiscal Year 2024 Compared to Fiscal Year 2023

### Satellite services segment

*Revenues*

| (In millions, except percentages) | Fiscal Years Ended March 31, 2024 | Fiscal Years Ended March 31, 2023 | Dollar Increase (Decrease) | Percentage Increase (Decrease) |
|---|---|---|---|---|
| Segment product revenues | $ — | $ — | $ — | —% |
| Segment service revenues | 2,141.8 | 1,210.7 | 931.0 | 77% |
| Total segment revenues | $ 2,141.8 | $ 1,210.7 | $ 931.0 | 77% |

The increase of $931.0 million in our satellite services segment revenues for fiscal year 2024 compared to the prior fiscal year was primarily due to ten months of contribution from the Inmarsat Acquisition in fiscal year 2024 and an increase in revenues from our in-flight services business compared to the prior fiscal year. The Inmarsat Acquisition contributed approximately $932.3 million of service revenues (nearly half from maritime services), while our in-flight services business service revenue increased $147.0 million as the number of commercial aircraft receiving our in-flight services through IFC systems and passenger air traffic both continued to increase. The increase in our satellite services segment revenues was partially offset by lower fixed broadband revenues in the United States as we continued to allocate a greater proportion of our bandwidth to our IFC business due to bandwidth constraints.

*Segment operating profit (loss)*

| (In millions, except percentages) | Fiscal Years Ended March 31, 2024 | Fiscal Years Ended March 31, 2023 | Dollar (Increase) Decrease | Percentage (Increase) Decrease |
|---|---|---|---|---|
| Segment operating profit (loss) | $ (770.9) | $ (41.0) | $ (729.8) | (1,778)% |
| Percentage of segment revenues | (36)% | (3)% | | |

The increase in our satellite services segment operating loss is primarily due to the recording of satellite impairment and related charges, net of estimated insurance claim receivables of approximately

$905.5 million in fiscal year 2024, as well as higher SG&A costs of $131.4 million, mostly related to the Inmarsat Acquisition, partially offset by increased earnings contributions of $306.1 million, mainly due to ten months of revenue contribution from the Inmarsat Acquisition in fiscal year 2024 and improved margins from our in-flight services business as it continued to scale.

### Commercial networks segment

*Revenues*

| (In millions, except percentages) | Fiscal Years Ended | | Dollar Increase (Decrease) | Percentage Increase (Decrease) |
|---|---|---|---|---|
| | March 31, 2024 | March 31, 2023 | | |
| Segment product revenues | $ 685.9 | $ 530.4 | $ 155.5 | 29% |
| Segment service revenues | 92.0 | 82.3 | 9.7 | 12% |
| Total segment revenues | $ 777.8 | $ 612.6 | $ 165.2 | 27% |

Our commercial networks segment revenues increased by $165.2 million, due to a $155.5 million increase in product revenues and a $9.7 million increase in service revenues. The increase in product revenues was primarily the result of an increase in revenues recognized as a result of settlement payments from the Acacia litigation (see Note 15 — Contingencies to our consolidated financial statements for more information). The increase in product revenues was also driven by increases of $52.1 million in mobile satellite communication systems products related to higher IFC terminal shipments, $30.5 million in antenna systems products, $20.3 million in satellite payload technology development programs, and $6.6 million in fixed satellite networks. The increase in service revenues was primarily driven by increases in mobile satellite communication systems services.

*Segment operating profit (loss)*

| (In millions, except percentages) | Fiscal Years Ended | | Dollar (Increase) Decrease | Percentage (Increase) Decrease |
|---|---|---|---|---|
| | March 31, 2024 | March 31, 2023 | | |
| Segment operating profit (loss) | $ (135.0) | $ (145.3) | $ 10.4 | 7% |
| Percentage of segment revenues | (17)% | (24)% | | |

The $10.4 million decrease in our commercial networks segment operating loss was driven primarily by an increase in earnings contributions of $43.3 million, partially offset by higher SG&A costs of $28.4 million and an increase of $4.6 million in IR&D expenses (primarily related to the inclusion of IR&D expenses relating to the Inmarsat business for the period following the Inmarsat Acquisition, mobile satellite communication systems for commercial airline platforms and antenna systems, partially offset by a decrease in IR&D expenses related to next-generation consumer broadband integrated technologies and next-generation satellite payload technologies.

### Government systems segment

*Revenues*

| (In millions, except percentages) | Fiscal Years Ended March 31, 2024 | Fiscal Years Ended March 31, 2023 | Dollar Increase (Decrease) | Percentage Increase (Decrease) |
|---|---|---|---|---|
| Segment product revenues | $ 593.3 | $ 423.8 | $ 169.5 | 40% |
| Segment service revenues | 770.8 | 309.0 | 461.8 | 149% |
| Total segment revenues | $ 1,364.1 | $ 732.8 | $ 631.4 | 86% |

Our government systems segment revenues increased by $631.4 million due to increases of $461.8 million in service revenues, and $169.5 million in product revenues. The service revenue increase was primarily due to ten months of contribution from the Inmarsat Acquisition in fiscal year 2024 and increases of $15.8 million in government mobile broadband services and $4.4 million in tactical satcom radio services. The Inmarsat Acquisition contributed approximately $431.1 million of service revenues in our government systems segment following the closing of the acquisition. The product revenue increase was primarily driven by a $113.1 million increase in cybersecurity and information assurance products, a $50.2 million increase due to the Inmarsat Acquisition, and a $17.1 million increase in tactical satcom radio products.

*Segment operating profit (loss)*

| (In millions, except percentages) | Fiscal Years Ended March 31, 2024 | Fiscal Years Ended March 31, 2023 | Dollar Increase (Decrease) | Percentage Increase (Decrease) |
|---|---|---|---|---|
| Segment operating profit (loss) | $ 243.2 | $ 60.2 | $ 183.0 | 304% |
| Percentage of segment revenues | 18% | 8% | | |

The $183.0 million increase in our government systems segment operating profit was primarily driven by higher earnings contributions of $310.9 million, primarily due to increased revenues due to ten months of contribution from the Inmarsat Acquisition in fiscal year 2024. The increase in operating profit was partially offset by a $110.7 million increase in SG&A costs, of which $93.3 million related to the Inmarsat Acquisition, and a $17.1 million increase in IR&D expenses (primarily related to the inclusion of IR&D expenses relating to the Inmarsat business for the period following the Inmarsat Acquisition, tactical satcom radio products and information assurance projects partially offset by a decrease in IR&D expenses related to advancement of integrated government satellite communications platforms).

### Fiscal Year 2023 Compared to Fiscal Year 2022

For a discussion of our results of operations for fiscal year 2023 as compared to fiscal year 2022, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended March 31, 2023.

## Backlog

Our firm and funded backlog as of March 31, 2024 is reflected in the table below.

| | As of March 31, 2024 (In millions) |
|---|---|
| **Firm backlog** | |
| Satellite services segment | $ 1,731.9 |
| Commercial networks segment | 647.7 |
| Government systems segment | 1,316.4 |
| Total | $ 3,696.0 |
| **Funded backlog** | |
| Satellite services segment | $ 1,731.9 |
| Commercial networks segment | 575.1 |
| Government systems segment | 1,175.4 |
| Total | $ 3,482.4 |

The firm backlog does not include contract options. As of March 31, 2024, a little less than half of the firm backlog is expected to be delivered during the next 12 months, with the balance delivered thereafter. We include in our backlog only those orders for which we have accepted purchase orders, and not anticipated purchase orders and requests. In our satellite services segment, our backlog includes fixed broadband service revenues under our subscriber agreements, but does not include future recurring IFC service revenues under our agreements with commercial airlines. As of March 31, 2024, our IFC systems were installed and in service on approximately 3,720 commercial aircraft, of which approximately 70 were inactive at fiscal year end (mostly due to standard aircraft maintenance). We anticipate that approximately 1,360 additional commercial aircraft will be put into service with our IFC systems under existing customer agreements with commercial airlines. Due to the nature of commercial airline contracts, there can be no assurance that all anticipated purchase orders and requests will be placed or that anticipated IFC services will be activated on all such additional commercial aircraft.

Our total new awards which exclude future revenue under recurring consumer commitment arrangements were approximately $4.2 billion for fiscal year 2024 and $3.2 billion (of which $384.4 million was attributable to discontinued operations related to the Link-16 TDL Business) for fiscal year 2023.

Backlog is not necessarily indicative of future sales. A majority of our contracts can be terminated at the convenience of the customer. Orders are often made substantially in advance of delivery, and our contracts typically provide that orders may be terminated with limited or no penalties. In addition, purchase orders may present product specifications that would require us to complete additional product development. A failure to develop products meeting such specifications could lead to a termination of the related contract.

Firm backlog amounts are comprised of funded and unfunded components. Funded backlog represents the sum of contract amounts for which funds have been specifically obligated by customers to contracts. Unfunded backlog represents future amounts that customers may obligate over the specified contract performance periods. Our customers allocate funds for expenditures on long-term contracts on a periodic basis. Our ability to realize revenues from contracts in backlog is dependent upon adequate funding for such contracts. Although we do not control the funding of our contracts, our experience indicates that actual contract funding has ultimately been approximately equal to the aggregate amounts of the contracts.

**Liquidity and Capital Resources**

*Overview*

We have financed our operations to date primarily with cash flows from operations, bank line of credit financing, debt financing, export credit agency financing and equity financing. At March 31, 2024, we had $1.9 billion in cash and cash equivalents, $2.2 billion in working capital, no outstanding borrowings and borrowing availability of $591.5 million under Viasat's $647.5 million revolving credit facility (the Viasat Revolving Credit Facility), and no outstanding borrowings and borrowing availability of $550.0 million under Inmarsat's $550.0 million revolving line of credit (the Inmarsat Revolving Credit Facility and, together with the Viasat Revolving Credit Facility, the Revolving Credit Facilities). At March 31, 2023, we had $1.4 billion in cash and cash equivalents and restricted cash, $1.3 billion in working capital, and no outstanding borrowings and borrowing availability of $657.4 million under the Viasat Revolving Credit Facility. We invest our cash in excess of current operating requirements in short-term, highly liquid bank money market funds primarily investing in U.S. government-backed securities and treasuries.

The general cash needs of our satellite services, commercial networks and government systems segments can vary significantly and our future capital requirements will depend upon many factors, including cash required for our satellite projects and any future broadband satellite projects we may engage in, expansion of our IR&D and marketing efforts, and the nature and timing of orders. In particular:

- The cash needs of our satellite services segment tend to be driven by the timing and amount of capital expenditures (e.g., payments under satellite construction and launch contracts and investments in ground infrastructure roll-out), investments in joint ventures, strategic partnering arrangements, network expansion activities, investments to obtain Supplemental Type Certificates to enable the retrofit installation of our IFC and W-IFE equipment and investments in platforms and software to support our services and entry into new markets, as well as the quality of customer, type of contract and payment terms, and timing and amount of recoveries under satellite insurance claims.

- In our commercial networks segment, cash needs tend to be driven primarily by the type and mix of contracts in backlog, the nature and quality of customers, the timing and amount of investments in IR&D activities (including with respect to next-generation satellite payload technologies) and the payment terms of customers (including whether advance payments are made or customer financing is required).

- In our government systems segment, the primary factors determining cash needs tend to be the type and mix of contracts in backlog (e.g., product or service, development or production) and timing of payments (including restrictions on the timing of cash payments under U.S. Government procurement regulations). Other factors affecting the cash needs of our commercial networks and government systems segments include contract duration and program performance. For example, if a program is performing well and meeting its contractual requirements, then its cash flow requirements are usually lower.

Additionally, we will continue to evaluate other possible acquisitions of, or investments in complementary businesses, products and technologies which may require the use of cash or additional financing.

As a result of the divestiture of the Link-16 TDL Business, we have taken measures to mitigate the impact of stranded costs and to right-size our remaining businesses by reducing discretionary spending and by undertaking cost-reduction measures, including reducing our real estate footprint and workforce, which measures resulted in approximately $40 million of expenses during the fourth quarter of fiscal year 2023, primarily recorded in our SG&A.

In November 2023, we announced an important milestone in our integration program following our Inmarsat Acquisition. As part of our ongoing strategy to streamline operations and better serve our growing customer base, we completed our work on the rationalization of roles in our global business, which is intended to achieve both operational and cost efficiencies. As part of the role rationalization, we reduced our global workforce by approximately 800 positions, or approximately 10%, and recorded total costs (primarily related to employee severance payments, benefits and related termination costs) of approximately $48 million during fiscal year 2024. These one-time costs were recorded within operating expenses in our consolidated statements of operations across all three of our segments, with insignificant amounts remaining to be incurred and paid.

To further enhance our liquidity position or to finance the construction and launch of any future satellites, acquisitions, strategic partnering arrangements, joint ventures or other business investment initiatives, we may obtain additional financing, which could consist of debt, convertible debt or equity financing from public and/or private credit and capital markets. From time to time, we file universal shelf registration statements with the Securities and Exchange Commission (SEC) for the future sale of an unlimited amount of common stock, preferred stock, debt securities, depositary shares and warrants, which securities may be offered from time to time, separately or together, directly by us, by selling security holders, or through underwriters, dealers or agents at amounts, prices, interest rates and other terms to be determined at the time of the offering. Additionally, we consider strategic divestitures from time to time, such as the Link-16 TDL Sale that was completed in January 2023 for approximately $1.96 billion in cash, subject to adjustments.

Although we can give no assurances concerning our future liquidity, we believe that we have adequate sources of funding to meet our anticipated operating requirements for the next 12 months, which include, but are not limited to, cash on hand, borrowing capacity, and cash expected to be provided by operating activities.

***Cash flows***

Cash provided by operating activities for fiscal year 2024 was $688.2 million compared to $367.9 million for fiscal year 2023. This $320.3 million increase was driven by our operating results (net income (loss) adjusted for depreciation, amortization and other non-cash charges) which resulted in $648.1 million of higher cash provided by operating activities year-over-year, partially offset by a $327.7 million year-over-year increase in cash used to fund net operating assets. The increase in cash used to fund net operating assets during fiscal year 2024 when compared to the prior year period was primarily due to timing of payments related to our accrued liabilities and accounts payables, and the timing of deferred revenue recognized under certain long-term contracts acquired through the Inmarsat Acquisition in our satellite services segment.

Cash used in investing activities for fiscal year 2024 was $1.3 billion compared to cash provided by investing activities for fiscal year 2023 of $768.0 million. Cash used in investing activities for fiscal year 2024 reflects approximately $719 million in cash (net of cash acquired) used for the Inmarsat Acquisition in the first quarter of fiscal year 2024 and cash used for Inmarsat capital expenditures following the date of acquisition, partially offset by $508.6 million of cash receipts related to satellite insurance claim proceeds received during fiscal year 2024. Cash provided by investing activities for fiscal year 2023

reflected $1.9 billion recorded as cash proceeds in our consolidated statement of cash flows for fiscal year 2023 received from the Link-16 TDL Sale in the fourth quarter of fiscal year 2023. The remaining cash used for capital expenditures (excluding cash used for Inmarsat capital expenditures following the date of acquisition) remained relatively flat year-over-year.

Cash provided by financing activities for fiscal year 2024 was $1.1 billion compared to cash used in financing activities of $66.1 million for fiscal year 2023. Cash provided by financing activities for fiscal year 2024 was primarily comprised of proceeds from debt borrowings of approximately $1.3 billion incurred in connection with the Inmarsat Acquisition, partially offset by approximately $139 million in debt repayments. Cash used in financing activities for fiscal year 2023 was primarily comprised of debt repayments of $576.5 million and a payment of $30.0 million by our majority-owned subsidiary, TrellisWare Technologies, Inc., to repurchase shares of its common stock from its stockholders in the second quarter of fiscal year 2023 (see Note 1 — The Company and a Summary of Its Significant Accounting Policies — Noncontrolling interests to our consolidated financial statements for further information), partially offset by proceeds from debt borrowings of $540.0 million.

### *Capital Expenditures and IR&D Investments*

Capital expenditures in fiscal year 2024 of $1.5 billion were 32% higher than fiscal year 2023, primarily due to the inclusion of Inmarsat's expenditures for the period following the closing of the Inmarsat Acquisition. Our total capital expenditures in fiscal year 2025 are expected to decline compared to fiscal year 2024 as the majority of the capital expenditures related to the ViaSat-3 constellation have been completed. We remain committed to meaningfully reducing aggregate capital expenditures as part of our Inmarsat integration strategy and as satellites currently under construction are completed. See Note 14 — Commitments to our consolidated financial statements for information as of March 31, 2024 regarding our future minimum payments under our satellite construction contracts and other satellite-related purchase commitments (including satellite performance incentive obligations relating to the ViaSat-1 and ViaSat-2 satellites) for the next five fiscal years and thereafter.

We also incur IR&D expenses, which are not directly funded by a third party. IR&D expenses consist primarily of salaries and other personnel-related expenses, supplies, prototype materials, testing and certification related to R&D projects. Our IR&D investments are expected to continue through fiscal year 2025 and beyond to support our growth, acceleration of new opportunities and entry into new markets (for example direct-to-device). IR&D expenses were approximately 4%, 5% and 6% of total revenues in fiscal years 2024, 2023 and 2022, respectively. As a government contractor, we are able to recover a portion of our IR&D expenses pursuant to our government contracts.

### *Long-Term Debt*

As of March 31, 2024, the aggregate principal amount of our total outstanding indebtedness was $7.5 billion, which was comprised of (1) $700.0 million in aggregate principal amount of Viasat's 5.625% Senior Notes due 2025 (the 2025 Notes), $600.0 million in aggregate principal amount of Viasat's 5.625% Senior Secured Notes due 2027 (the 2027 Notes), $400.0 million in aggregate principal amount of Viasat's 6.500% Senior Notes due 2028 (the 2028 Notes), $733.4 million in aggregate principal amount of the 2031 Notes and $2.08 billion in aggregate principal amount of Inmarsat's 6.750% Senior Secured Notes due 2026 (the Inmarsat 2026 Notes), (2) $687.8 million in principal amount of outstanding borrowings under Viasat's $700.0 million senior secured term loan facility (the 2022 Term Loan Facility), $613.6 million in principal amount of outstanding borrowings under the 2023 Term Loan Facility, $1.6 billion in principal amount of outstanding borrowings under Inmarsat's $1.6 billion senior secured term loan facilities (the Inmarsat Term Loan Facilities and, together with the Inmarsat Revolving Credit Facility, the Inmarsat Secured Credit Facilities), no outstanding borrowings under our Revolving Credit Facilities, and $39.3

million in principal amount of outstanding borrowings under our direct loan facility with the Export-Import Bank of the United States (the Ex-Im Credit Facility), and (3) $26.8 million of finance lease obligations. For information regarding our outstanding indebtedness, refer to Note 8 — Senior Notes and Other Long-Term Debt to our consolidated financial statements.

## Contractual Obligations

The following table sets forth a summary of certain material cash requirements for known contractual obligations and commitments at March 31, 2024:

| (In thousands, including interest where applicable) | Next 12 months | Thereafter |
|---|---:|---:|
| Operating leases | $ 115,777 | $ 857,760 |
| Senior notes and other long-term debt (1) | 646,651 | 9,457,788 |
| Purchase commitments including satellite-related agreements | 1,210,729 | 1,013,832 |
| Total | $ 1,973,157 | $ 11,329,380 |

(1)      To the extent that the interest rate on any long-term debt is variable, amounts reflected represent estimated interest payments on the applicable current outstanding balance based on the interest rate at March 31, 2024 until the applicable maturity date, net of interest rate cap contracts (maturing in February 2025) set up to hedge the variable interest rates under the Inmarsat Term Loan Facilities. The interest rate cap contracts provide protection from Compound SOFR rates over 2% and covered the total nominal amount of the Inmarsat Term Loan Facilities of $1.6 billion.

We purchase components from a variety of suppliers and use several subcontractors and contract manufacturers to provide design and manufacturing services for our products. During the normal course of business, we enter into agreements with subcontractors, contract manufacturers and suppliers that either allow them to procure inventory based upon criteria defined by us or that establish the parameters defining our requirements. We also enter into agreements and purchase commitments with suppliers for the construction, launch, and operation of our satellites. In certain instances, these agreements allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to firm orders being placed. Consequently, only a portion of our reported purchase commitments arising from these agreements are firm, non-cancelable and unconditional commitments. We may also cancel, reschedule or adjust our requirements based on business needs after firm orders are placed at a cost, which may be material.

Our consolidated balance sheets included $2.5 billion and $218.5 million of "other liabilities" as of March 31, 2024 and March 31, 2023, respectively, which primarily consisted of deferred income taxes and the long-term portion of deferred revenues. These remaining liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain.

## Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at March 31, 2024 as defined in Regulation S-K Item 303(b) other than as discussed under "Contractual Obligations" above or disclosed in the notes to our consolidated financial statements included in this report.

## Recent Authoritative Guidance

For information regarding recently adopted and issued accounting pronouncements, see Note 1 — The Company and a Summary of Its Significant Accounting Policies to the consolidated financial statements.

## *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

## Interest Rate Risk

Our financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and short-term and long-term obligations (including our senior secured and senior unsecured notes (collectively, the Notes) and senior secured term loan credit facilities (together with the Revolving Credit Facilities, the Credit Facilities)), and interest rate cap contracts. We consider investments in highly liquid instruments purchased with a remaining maturity of three months or less at the date of purchase to be cash equivalents. Our indebtedness for borrowed money comprises borrowings under our Credit Facilities and the aggregate principal amount outstanding under our Notes. The Notes and borrowings under our Ex-Im Credit Facility bear interest at a fixed rate and therefore our exposure to market risk for changes in interest rates relates primarily to borrowings under our remaining Credit Facilities, cash equivalents and short-term obligations.

The primary objectives of our investment activities are to preserve principal and maximize the income we receive from our investments without significantly increasing risk. To minimize this risk, we maintain a significant amount of our cash balance in money market accounts, with a significant portion held in U.S. government-backed qualified money-market securities. In general, money market accounts are not subject to interest rate risk because the interest paid on such funds fluctuates with the prevailing interest rate. Our cash and cash equivalents earn interest at variable rates. Our interest income has been and may continue to be negatively impacted by low market interest rates. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Because our investment policy restricts us to invest in conservative, interest-bearing investments and because our business strategy does not rely on generating material returns from our investment portfolio, we do not expect our market risk exposure on our investment portfolio to be material. Due to the short-term nature of our investment portfolio, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair market value of our portfolio. We therefore do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

Our primary interest rate under our variable rate Credit Facilities is the forward-looking term SOFR rate plus an applicable margin. As of March 31, 2024, the effective interest rate on our outstanding borrowings under the 2022 Term Loan Facility was 10.36% and under the 2023 Term Loan Facility was 10.91%. As of March 31, 2024, the weighted average effective interest rate under the Inmarsat Term Loan Facilities was approximately 9.59%. As of March 31, 2024, the effective interest rate that would have been applied to any new SOFR-based borrowings under the Viasat Revolving Credit Facility was approximately 7.89%, and under the Inmarsat Revolving Credit Facility was approximately 8.31%. As of March 31, 2024, we had no outstanding borrowings under our Revolving Credit Facilities. Accordingly, assuming the outstanding balance under the 2022 Term Loan Facility, the 2023 Term Loan Facility and the Inmarsat Term Loan Facilities remained constant over a year and we continued to have no outstanding borrowings under the Revolving Credit Facilities, a 10% increase in the interest rates would increase interest incurred, prior to effects of capitalized interest but taking into account Inmarsat's interest rate cap contracts with respect to the Inmarsat Term Loan Facilities, by approximately $13.0 million over a 12-month period.

We have entered into interest rate cap contracts to hedge the variable interest rates under the Inmarsat Term Loan Facilities. The interest rate cap contracts provide protection from Compound SOFR rates over 2% and covered the total nominal amount of the Inmarsat Term Loan Facilities of $1.6 billion. As of March 31, 2024, a 100 basis point increase or decrease in interest rates would increase or decrease the carrying and fair values of the interest rate cap contract by approximately $14.6 million.

## Foreign Exchange Risk

We generally conduct our business in U.S. dollars. However, as our international business is conducted in a variety of foreign currencies, we are exposed to fluctuations in foreign currency exchange rates. A five percent variance in foreign currencies in which our international business is conducted would change our income (loss) before income taxes by an insignificant amount and $1.8 million for the fiscal years ended March 31, 2024 and 2023, respectively. Our objective in managing our exposure to foreign currency risk is to reduce earnings and cash flow volatility associated with foreign exchange rate fluctuations. Accordingly, from time to time, we may enter into foreign currency forward contracts to mitigate risks associated with foreign currency denominated assets, liabilities, commitments and anticipated foreign currency transactions.

## SUMMARIZED QUARTERLY DATA (UNAUDITED)

The following financial information reflects all normal recurring adjustments which are, in the opinion of management, necessary for the fair statement of the results for the interim periods. Summarized quarterly data for fiscal years 2024 and 2023 are as follows:

| | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter |
|---|---|---|---|---|
| | (In thousands, except per share data) | | | |
| **2024** | | | | |
| Total revenues | $ 779,791 | $1,225,415 | $1,128,539 | $1,150,013 |
| Income (loss) from operations | (41,516) | (804,667) | (43,918) | 295 |
| Net income (loss) from continuing operations | (76,902) | (765,763) | (119,349) | (85,483) |
| Net income (loss) from discontinued operations, net of tax | — | — | — | (10,422) |
| Net income (loss) | (76,902) | (765,763) | (119,349) | (95,905) |
| Net income (loss) attributable to Viasat, Inc. | (77,004) | (767,238) | (124,399) | (100,263) |
| Income (loss) per share attributable to Viasat, Inc. common stockholders - basic: | | | | |
|   Continuing operations | $ (0.83) | $ (6.16) | $ (0.99) | $ (0.71) |
|   Discontinued operations | — | — | — | (0.08) |
|   Income (loss) | $ (0.83) | $ (6.16) | $ (0.99) | $ (0.80) |
| Income (loss) per share attributable to Viasat, Inc. common stockholders - diluted: | | | | |
|   Continuing operations | $ (0.83) | $ (6.16) | $ (0.99) | $ (0.71) |
|   Discontinued operations | — | — | — | (0.08) |
|   Income (loss) | $ (0.83) | $ (6.16) | $ (0.99) | $ (0.80) |
| **2023** | | | | |
| Total revenues* | $ 575,056 | $ 663,559 | $ 651,444 | $ 666,099 |
| Income (loss) from operations* | (56,638) | 4,685 | (31,311) | (72,692) |
| Net income (loss) from continuing operations* | (38,564) | (69,743) | (44,758) | (58,574) |
| Net income (loss) from discontinued operations, net of tax* | 17,525 | 22,187 | 4,333 | 1,258,342 |
| Net income (loss) | (21,039) | (47,556) | (40,425) | 1,199,768 |
| Net income (loss) attributable to Viasat, Inc.* | (21,564) | (48,240) | (42,228) | 1,196,838 |
| Income (loss) per share attributable to Viasat, Inc. common stockholders - basic: | | | | |
|   Continuing operations | $ (0.52) | $ (0.93) | $ (0.61) | $ (0.80) |
|   Discontinued operations* | 0.23 | 0.29 | 0.06 | 16.36 |
|   Income (loss) | $ (0.29) | $ (0.64) | $ (0.55) | $ 15.56 |
| Income (loss) per share attributable to Viasat, Inc. common stockholders - diluted: | | | | |
|   Continuing operations | $ (0.52) | $ (0.93) | $ (0.61) | $ (0.80) |
|   Discontinued operations* | 0.23 | 0.29 | 0.06 | 16.36 |
|   Income (loss) | $ (0.29) | $ (0.64) | $ (0.55) | $ 15.56 |

\* Certain prior period quarterly amounts have been adjusted by an insignificant amount from the amounts previously reported in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, due to the determination that certain contracts could not be novated in connection with the closing of the Link-16 TDL Sale.

In the second quarter of fiscal year 2024 and second quarter of fiscal year 2023, we recorded a one-time benefit from a litigation settlement of $95.3 million and $55.8 million, respectively, in revenues. See Note 15 — Contingencies to our consolidated financial statements for more information.

The summarized quarterly data above includes the operating results of Inmarsat from the date of acquisition on May 30, 2023. Therefore the first quarter of fiscal year 2024 only includes one month of Inmarsat's operating results, whereas the remaining quarters of fiscal year 2024 include a full quarter of Inmarsat's operating results.

On January 3, 2023, we completed the Link-16 TDL Sale, and as a result the fourth quarter of fiscal year 2023 included the impact of the gain of approximately $1.66 billion (net of costs to sell of $40.8 million) within net income (loss) from discontinued operations, net of tax on the consolidated statements of operations and comprehensive income (loss) for fiscal year 2023.

Basic and diluted net income (loss) per share are computed independently for each of the quarters presented. Therefore, the sum of quarterly basic and diluted per share information may not equal annual basic and diluted net income per share.

## *CONTROLS AND PROCEDURES*

### Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance of achieving the objective that information in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified and pursuant to the requirements of the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), we carried out an evaluation, with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 31, 2024, the end of the period covered by this report. Based upon the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of March 31, 2024.

**Management's Report on Internal Control Over Financial Reporting**

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of the company's management, including our Chief Executive Officer and Chief Financial Officer, the company conducted an evaluation of the effectiveness of its internal control over financial reporting based on criteria established in the framework in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company's management concluded that its internal control over financial reporting was effective as of March 31, 2024.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We completed the acquisition of Inmarsat on May 30, 2023. SEC guidance permits management to omit an assessment of an acquired business' internal control over financial reporting from management's assessments of internal control over financial reporting and disclosure controls and procedures for a period not to exceed one year from the date of the acquisition. Accordingly, we have excluded Inmarsat from our assessment of internal control over financial reporting as of March 31, 2024. We have reported the operating results of Inmarsat in our consolidated statements of operations and cash flows from the acquisition date through March 31, 2024. Inmarsat is a wholly-owned subsidiary whose total assets and total revenues represent approximately 54% of our total assets and approximately 34% of our total revenues, as of and for the year ended March 31, 2024.

The Company's independent registered public accounting firm has audited the effectiveness of the company's internal control over financial reporting as of March 31, 2024, as stated in their report which appears on page 46.

**Changes in Internal Control Over Financial Reporting**

We regularly review our system of internal control over financial reporting and make changes to our processes and systems to improve controls and increase efficiency, while ensuring that we maintain an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes. During the quarter ended March 31, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

<p style="text-align: center;">**Report of Independent Registered Public Accounting Firm**</p>

To the Board of Directors and Stockholders of Viasat, Inc.

***Opinions on the Financial Statements and Internal Control over Financial Reporting***

We have audited the accompanying consolidated balance sheets of Viasat, Inc. and its subsidiaries (the "Company") as of March 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income (loss), of equity and of cash flows for each of the three years in the period ended March 31, 2024, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of March 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

***Basis for Opinions***

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

***Definition and Limitations of Internal Control over Financial Reporting***

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded Connect Topco Limited ("Inmarsat") from its assessment of internal control over financial reporting as of March 31, 2024, because it was acquired by the Company in a purchase business combination during fiscal year 2024. We have also excluded Inmarsat from our audit of internal control over financial reporting. Inmarsat is a wholly-owned subsidiary whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting represent 54% and 34%, respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2024.

***Critical Audit Matters***

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

*Revenue Recognition – Satellite Services Segment*

As described in Notes 1 and 16 to the consolidated financial statements, the satellite services segment revenue was $2,141.8 million for the fiscal year ended March 31, 2024, of which a majority relates to revenues from contracts with customers for services. The Company's satellite services segment revenues are primarily derived from the Company's in-flight services, fixed broadband services, maritime services (including narrowband and safety of communication capabilities primarily acquired through the Inmarsat Acquisition), and energy services. These contracts typically require advance or recurring monthly payments by the customer. The Company's obligation to provide connectivity services is satisfied over time as the customer simultaneously receives and consumes the benefits provided. The measure of progress over time is based upon either a period of time (e.g., over the estimated contractual term) or usage (e.g., bandwidth used/bytes of data processed).

The principal consideration for our determination that performing procedures relating to revenue recognition within the satellite services segment is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recording of the satellite services revenue at the transaction price based upon either a period of time or usage. These procedures also included, among others (i) developing an independent expectation of revenue using metrics, such as revenue by period, subscribers over time, active carriers, average revenue per carrier, and average revenue per user, and comparing the result to revenue recognized by management related to revenue from satellite services; and (ii) testing the completeness and accuracy of the underlying data used by management in estimating the contract term by obtaining and inspecting customer additions, disconnects, and other customer activity and trends, where applicable.

*Acquisition of Connect Topco Limited ("Inmarsat") – Valuation of Customer Relationships, and Orbital Slots*

As described in Notes 1 and 4 to the consolidated financial statements, on May 30, 2023, the Company completed the acquisition of Connect Topco Limited ("Inmarsat") for net consideration of $2.7 billion. Of the acquired intangible assets, $1.3 billion of customer relationships and $1.1 billion of orbital slots and spectrum assets were recorded, of which orbital slots comprise the majority of the balance. Management allocated the purchase price to tangible and intangible assets acquired and liabilities assumed based on the preliminary estimates of their fair values, which is subject to adjustment for up to one year after the closing of the Inmarsat Acquisition as additional information is obtained. Fair value is estimated by management using a multi-period excess earnings method for customer relationships and an avoided cost method for orbital slots and spectrum assets. Management's cash flow projections for the intangible assets acquired included significant judgments and assumptions relating to revenue growth rates, customer attrition rates, discount rates, and contributory asset charges for customer relationships and hypothetical lease payments, discount rates, and contributory asset charges for orbital slots and spectrum assets.

The principal considerations for our determination that performing procedures relating to the valuation of customer relationships and orbital slots acquired in the acquisition of Inmarsat is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the customer relationships and orbital slots acquired; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to revenue growth rates, customer attrition rates, discount rates, and contributory asset charges for customer relationships and hypothetical lease payments, discount rates, and contributory asset charges for orbital slots; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management's valuation of the customer relationships and orbital slots acquired. These procedures also included, among others (i) reading the purchase agreement; (ii) testing management's process for developing the fair value estimate of the customer relationships and orbital slots acquired; (iii) evaluating the appropriateness of the multi-period excess earnings and avoided cost methods used by management; (iv) testing the completeness and accuracy of the underlying data used in the multi-period excess earnings and avoided cost methods; and (v) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates, customer attrition rates, discount rates, and contributory asset charges for customer relationships and hypothetical lease payments, discount rates, and contributory asset charges for orbital slots. Evaluating management's assumptions related to revenue growth rates for customer relationships involved considering (i) the current and past performance of the Inmarsat business; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Evaluating management's assumptions related to hypothetical lease payments for orbital slots involved considering (i) the consistency with external market and industry data; and (ii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the multi-period excess earnings and avoided cost methods and (ii) the reasonableness of the discount rate, customer attrition rates and contributory asset charges assumptions for customer relationships and the hypothetical lease payments, discount rates, and contributory asset charges assumptions for orbital slots.

/s/ PricewaterhouseCoopers LLP

San Diego, California
May 29, 2024

We have served as the Company's auditor since 1992.

# VIASAT, INC.
## CONSOLIDATED BALANCE SHEETS

|  | As of March 31, 2024 | As of March 31, 2023 |
|---|---|---|
|  | (In thousands, except share data) | |
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 1,901,033 | $ 1,348,854 |
| Restricted cash | — | 30,532 |
| Accounts receivable, net | 678,210 | 419,934 |
| Inventories | 317,878 | 268,563 |
| Prepaid expenses and other current assets | 581,783 | 176,629 |
| Total current assets | 3,478,904 | 2,244,512 |
| | | |
| Property, equipment and satellites, net | 7,557,206 | 4,378,283 |
| Operating lease right-of-use assets | 393,077 | 281,757 |
| Other acquired intangible assets, net | 2,544,467 | 201,205 |
| Goodwill | 1,621,763 | 158,542 |
| Other assets | 733,947 | 466,038 |
| Total assets | $ 16,329,364 | $ 7,730,337 |
| | | |
| **LIABILITIES AND EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 287,206 | $ 271,548 |
| Accrued and other liabilities | 950,621 | 647,232 |
| Current portion of long-term debt | 58,054 | 37,939 |
| Total current liabilities | 1,295,881 | 956,719 |
| | | |
| Senior notes | 4,354,714 | 1,689,186 |
| Other long-term debt | 2,774,521 | 732,315 |
| Non-current operating lease liabilities | 379,644 | 273,006 |
| Other liabilities | 2,452,100 | 218,542 |
| Total liabilities | 11,256,860 | 3,869,768 |
| Commitments and contingencies (Notes 14 and 15) | | |
| Equity: | | |
| Viasat, Inc. stockholders' equity | | |
| Preferred stock, $0.0001 par value; 5,000,000 shares authorized; no shares issued and outstanding at March 31, 2024 and 2023, respectively | — | — |
| Common stock, $0.0001 par value, 200,000,000 shares authorized; 125,849,088 and 76,912,016 shares outstanding at March 31, 2024 and 2023, respectively | 13 | 8 |
| Paid-in capital | 4,797,253 | 2,540,679 |
| Retained earnings | 249,432 | 1,318,336 |
| Accumulated other comprehensive income (loss) | (21,268) | (34,713) |
| Total Viasat, Inc. stockholders' equity | 5,025,430 | 3,824,310 |
| Noncontrolling interest in subsidiary | 47,074 | 36,259 |
| Total equity | 5,072,504 | 3,860,569 |
| Total liabilities and equity | $ 16,329,364 | $ 7,730,337 |

See accompanying notes to the consolidated financial statements.

## VIASAT, INC.
## CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

| | Fiscal Years Ended | | |
|---|---|---|---|
| | March 31, 2024 | March 31, 2023 | March 31, 2022 |
| | (In thousands, except per share data) | | |
| Revenues: | | | |
| Product revenues | $ 1,279,164 | $ 954,126 | $ 860,726 |
| Service revenues | 3,004,594 | 1,602,032 | 1,556,453 |
| Total revenues | 4,283,758 | 2,556,158 | 2,417,179 |
| Operating expenses: | | | |
| Cost of product revenues | 973,375 | 736,446 | 699,549 |
| Cost of service revenues | 1,928,721 | 1,098,308 | 1,011,726 |
| Selling, general and administrative (including satellite impairment and related charges, net — see Note 1 — The Company and a Summary of Its Significant Accounting Policies — Property, equipment and satellites) | 1,893,650 | 718,626 | 640,842 |
| Independent research and development | 150,653 | 128,923 | 149,474 |
| Amortization of acquired intangible assets | 227,165 | 29,811 | 28,729 |
| Income (loss) from operations | (889,806) | (155,956) | (113,141) |
| Other income (expense): | | | |
| Interest income | 96,258 | 19,512 | 504 |
| Interest expense | (400,398) | (26,809) | (29,391) |
| Other income, net | — | 1,098 | 4,118 |
| Income (loss) from continuing operations before income taxes | (1,193,946) | (162,155) | (137,910) |
| (Provision for) benefit from income taxes from continuing operations | 139,474 | (49,418) | 36,517 |
| Equity in income (loss) of unconsolidated affiliate, net | 6,975 | (66) | (281) |
| Net income (loss) from continuing operations | (1,047,497) | (211,639) | (101,674) |
| Net income (loss) from discontinued operations, net of tax | (10,422) | 1,302,387 | 99,191 |
| Net income (loss) | (1,057,919) | 1,090,748 | (2,483) |
| Less: net income (loss) attributable to noncontrolling interest, net of tax | 10,985 | 5,942 | 13,051 |
| Net income (loss) attributable to Viasat, Inc. | $ (1,068,904) | $ 1,084,806 | $ (15,534) |
| Income (loss) per share attributable to Viasat, Inc. common stockholders - basic: | | | |
| Continuing operations | $ (9.03) | $ (2.87) | $ (1.56) |
| Discontinued operations | (0.09) | 17.16 | 1.35 |
| Income (loss) | $ (9.12) | $ 14.29 | $ (0.21) |
| Income (loss) per share attributable to Viasat, Inc. common stockholders - diluted: | | | |
| Continuing operations | $ (9.03) | $ (2.87) | $ (1.56) |
| Discontinued operations | (0.09) | 17.16 | 1.35 |
| Income (loss) | $ (9.12) | $ 14.29 | $ (0.21) |
| Shares used in computing basic net income (loss) per share | 117,189 | 75,915 | 73,397 |
| Shares used in computing diluted net income (loss) per share | 117,189 | 75,915 | 73,397 |
| Comprehensive income (loss): | | | |
| Net income (loss) | $ (1,057,919) | $ 1,090,748 | $ (2,483) |
| Other comprehensive income (loss), net of tax: | | | |
| Foreign currency translation adjustments, net of tax | 2,982 | (13,092) | (31,424) |
| Unrealized gain (loss) on hedging, net of tax | 10,463 | — | — |
| Other comprehensive income (loss), net of tax | 13,445 | (13,092) | (31,424) |
| Comprehensive income (loss) | (1,044,474) | 1,077,656 | (33,907) |
| Less: comprehensive income (loss) attributable to noncontrolling interest, net of tax | 10,985 | 5,942 | 13,051 |
| Comprehensive income (loss) attributable to Viasat, Inc. | $ (1,055,459) | $ 1,071,714 | $ (46,958) |

See accompanying notes to the consolidated financial statements.

# VIASAT, INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Fiscal Years Ended | | |
|---|---|---|---|
| | March 31, 2024 | March 31, 2023 | March 31, 2022 |
| **Cash Flows from Continuing and Discontinued Operations** | (In thousands) | | |
| **Cash flows from operating activities:** | | | |
| Net income (loss) | $ (1,057,919) | $ 1,090,748 | $ (2,483) |
| **Adjustments to reconcile net income (loss) to net cash provided** | | | |
| **by operating activities:** | | | |
| Depreciation | 867,641 | 409,564 | 407,376 |
| Amortization of intangible assets | 289,883 | 90,813 | 88,071 |
| Stock-based compensation expense | 83,631 | 84,459 | 86,808 |
| Satellite impairment and disposition of fixed assets losses, net | 975,383 | 45,892 | 46,793 |
| Gain on disposition of business prior to costs to sell | — | (1,702,686) | — |
| Deferred income taxes and other non-cash adjustments | (111,077) | 380,672 | (11,772) |
| Increase (decrease) in cash resulting from changes in operating assets and liabilities, net of effect of acquisitions: | | | |
| Accounts receivable | (69,156) | (128,149) | (60,488) |
| Inventories | (13,387) | (73,135) | (2,300) |
| Other assets | 45,669 | 1,125 | 26,854 |
| Accounts payable | (41,499) | 35,514 | 25,444 |
| Accrued liabilities | (141,610) | 184,257 | (48,827) |
| Other liabilities | (139,363) | (51,213) | (49,835) |
| Net cash provided by (used in) operating activities | 688,196 | 367,861 | 505,641 |
| **Cash flows from investing activities:** | | | |
| Purchase of property, equipment and satellites, and other assets | (1,539,385) | (1,164,317) | (990,310) |
| Payments related to acquisition of businesses, net of cash acquired | (342,621) | — | (139,533) |
| Proceeds from insurance claims on satellites | 508,560 | — | — |
| Proceeds from sale of short-term investments | 164,266 | — | — |
| Payments to acquire short-term investments | (82,000) | — | — |
| Proceeds from sale of business | — | 1,932,354 | — |
| Net cash provided by (used in) investing activities | (1,291,180) | 768,037 | (1,129,843) |
| **Cash flows from financing activities:** | | | |
| Proceeds from debt borrowings | 1,736,539 | 540,000 | 1,266,000 |
| Payments on debt borrowings | (567,033) | (576,474) | (610,401) |
| Payments of debt issuance costs | (53,179) | (1,511) | (6,261) |
| Proceeds from issuance of common stock under equity plans | 19,294 | 21,686 | 20,549 |
| Purchase of common stock in treasury (immediately retired) related to tax withholdings for stock-based compensation | (11,713) | (16,493) | (22,969) |
| Repurchase of shares by majority-owned subsidiary | — | (30,000) | — |
| Other financing activities | 448 | (3,336) | (3,288) |
| Net cash provided by (used in) financing activities | 1,124,356 | (66,128) | 643,630 |
| Effect of exchange rate changes on cash | 275 | (843) | (4,918) |
| Net increase (decrease) in cash and cash equivalents and restricted cash | 521,647 | 1,068,927 | 14,510 |
| Cash and cash equivalents and restricted cash at beginning of fiscal year | 1,379,386 | 310,459 | 295,949 |
| Cash and cash equivalents and restricted cash at end of fiscal year | $ 1,901,033 | $ 1,379,386 | $ 310,459 |
| **Supplemental information:** | | | |
| Cash paid for interest (net of amounts capitalized) | $ 228,965 | $ 11,000 | $ 14,627 |
| Cash paid for income taxes, net | $ 200,561 | $ 16,491 | $ 17,144 |
| **Non-cash investing and financing activities:** | | | |
| Issuance of common stock in connection with acquisition | $ 2,123,455 | $ — | $ 207,169 |
| Issuance of common stock in satisfaction of certain accrued employee compensation liabilities | $ 31,173 | $ 27,619 | $ 24,488 |
| Capital expenditures not paid for during the period | $ 4,633 | $ 72,630 | $ 67,931 |

See accompanying notes to the consolidated financial statements.

# VIASAT, INC.
## CONSOLIDATED STATEMENTS OF EQUITY

|  | Viasat, Inc. Stockholders | | | | | | |
|---|---|---|---|---|---|---|---|
|  | Common Stock | | | | | | |
|  | Number of Shares Issued | Amount | Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Noncontrolling Interest in Subsidiary | Total |
|  | (In thousands, except share data) | | | | | | |
| Balance at March 31, 2021 | 68,529,133 | $ 7 | $ 2,092,595 | $ 249,064 | $ 9,803 | $ 35,765 | $ 2,387,234 |
| Exercise of stock options | 27,107 | — | 1,526 | — | — | — | 1,526 |
| Issuance of stock under Employee Stock Purchase Plan | 586,203 | — | 19,023 | — | — | — | 19,023 |
| Stock-based compensation | — | — | 100,118 | — | — | — | 100,118 |
| Shares issued in settlement of certain accrued employee compensation liabilities | 457,130 | — | 24,488 | — | — | — | 24,488 |
| RSU awards vesting, net of shares withheld for taxes which have been retired | 829,054 | — | (22,969) | — | — | — | (22,969) |
| Shares issued in connection with acquisition of business | 4,000,189 | — | 207,169 | — | — | — | 207,169 |
| Other | — | — | — | — | — | (88) | (88) |
| Net income (loss) | — | — | — | (15,534) | — | 13,051 | (2,483) |
| Other comprehensive income (loss), net of tax | — | — | — | — | (31,424) | — | (31,424) |
| Balance at March 31, 2022 | 74,428,816 | $ 7 | $ 2,421,950 | $ 233,530 | $ (21,621) | $ 48,728 | $ 2,682,594 |
| Issuance of stock under Employee Stock Purchase Plan | 873,739 | — | 21,686 | — | — | — | 21,686 |
| Stock-based compensation | — | — | 97,701 | — | — | — | 97,701 |
| Shares issued in settlement of certain accrued employee compensation liabilities | 719,989 | 1 | 27,618 | — | — | — | 27,619 |
| RSU awards vesting, net of shares withheld for taxes which have been retired | 889,472 | — | (16,493) | — | — | — | (16,493) |
| Other noncontrolling interest activity | — | — | (11,783) | — | — | (18,411) | (30,194) |
| Net income (loss) | — | — | — | 1,084,806 | — | 5,942 | 1,090,748 |
| Other comprehensive income (loss), net of tax | — | — | — | — | (13,092) | — | (13,092) |
| Balance at March 31, 2023 | 76,912,016 | $ 8 | $ 2,540,679 | $ 1,318,336 | $ (34,713) | $ 36,259 | $ 3,860,569 |
| Exercise of stock options | 2,633 | — | 82 | — | — | — | 82 |
| Issuance of stock under Employee Stock Purchase Plan | 867,016 | — | 19,212 | — | — | — | 19,212 |
| Stock-based compensation | — | — | 94,370 | — | — | — | 94,370 |
| Shares issued in settlement of certain accrued employee compensation liabilities | 687,851 | — | 31,173 | — | — | — | 31,173 |
| RSU awards vesting, net of shares withheld for taxes which have been retired | 1,015,936 | — | (11,713) | — | — | — | (11,713) |
| Shares issued in connection with acquisition of business, net of issuance costs | 46,363,636 | 5 | 2,123,450 | — | — | — | 2,123,455 |
| Other noncontrolling interest activity | — | — | — | — | — | (170) | (170) |
| Net income (loss) | — | — | — | (1,068,904) | — | 10,985 | (1,057,919) |
| Other comprehensive income (loss), net of tax | — | — | — | — | 13,445 | — | 13,445 |
| Balance at March 31, 2024 | 125,849,088 | $ 13 | $ 4,797,253 | $ 249,432 | $ (21,268) | $ 47,074 | $ 5,072,504 |

See accompanying notes to the consolidated financial statements.

**VIASAT, INC.**
**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**

## Note 1 — The Company and a Summary of Its Significant Accounting Policies

### *The Company*

Viasat, Inc. (also referred to hereafter as the "Company" or "Viasat") is an innovative, global provider of communications technologies and services focused on making connectivity accessible, available and secure for current and future customers worldwide.

### *Principles of consolidation*

The Company's consolidated financial statements include the assets, liabilities and results of operations of Viasat, its wholly owned subsidiaries and its majority-owned subsidiary, TrellisWare Technologies, Inc. (TrellisWare). During the first quarter of fiscal year 2024, the Company completed the acquisition of Connect Topco Limited, a private company limited by shares and incorporated in Guernsey (Inmarsat Holdings and, together with its subsidiaries, Inmarsat), while during the first quarter of fiscal year 2022, the Company completed the acquisitions of the remaining 51% interest in Euro Broadband Infrastructure Sàrl (EBI) and RigNet, Inc. (RigNet) (see Note 4 — Acquisitions for more information). The acquisitions were accounted for as purchases and accordingly, the consolidated financial statements include the operating results of Inmarsat, EBI and RigNet from the dates of acquisition.

All significant intercompany amounts have been eliminated. Investments in entities in which the Company can exercise significant influence, but does not own a majority equity interest or otherwise control, are accounted for using the equity method and are included as investment in unconsolidated affiliate in other assets (long-term) on the consolidated balance sheets.

Certain prior period amounts have been reclassified to conform to the current period presentation.

### *Discontinued Operations*

On October 1, 2022, the Company entered into an Asset Purchase Agreement to sell certain assets and assign certain liabilities comprising the Company's Link-16 Tactical Data Links business (the Link-16 TDL Business), part of the Company's government systems segment, to L3Harris Technologies, Inc. (L3Harris) in exchange for approximately $1.96 billion in cash, subject to certain adjustments (the Link-16 TDL Sale). In accordance with the authoritative guidance for discontinued operations (Accounting Standards Codification (ASC) 205-20), the Company determined that the Link-16 TDL Business met held-for sale and discontinued operations accounting criteria at the end of the second quarter of fiscal year 2023. Accordingly, the Company classified the results of the Link-16 TDL Business as discontinued operations in its consolidated statements of operations for the fiscal years ended March 31, 2023 and 2022. On January 3, 2023, the Company completed the Link-16 TDL Sale. See Note 5 — Discontinued Operations for additional information.

### Management estimates and assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information and actual results could differ from those estimates. Significant estimates made by management include revenue recognition, stock-based compensation, allowance for doubtful accounts, valuation of goodwill and other intangible assets, patents, orbital slots and other licenses, software development, property, equipment and satellites, long-lived assets, derivatives, contingencies and income taxes including the valuation allowance on deferred tax assets.

### Cash equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less at the date of purchase, with a significant portion held in U.S. government-backed qualified money-market securities.

### Restricted cash

Restricted cash relates to deposits required by certain counterparties as collateral pursuant to outstanding letters of credit. Restricted cash as of March 31, 2024 and March 31, 2023 was zero and $30.5 million, respectively.

In accordance with the authoritative guidance for the statement of cash flows (ASU 230), the following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that total to the amounts shown in the consolidated statements of cash flows.

| | As of March 31, 2024 | | As of March 31, 2023 | |
|---|---|---|---|---|
| | (In thousands) | | | |
| Cash and cash equivalents | $ | 1,901,033 | $ | 1,348,854 |
| Restricted cash | | — | | 30,532 |
| Total cash and cash equivalents and restricted cash shown in the consolidated statements of cash flows | $ | 1,901,033 | $ | 1,379,386 |

### Accounts receivable and allowance for doubtful accounts

The Company records any unconditional rights to consideration as receivables at net realizable value including an allowance for estimated uncollectible accounts. The allowance for doubtful accounts is based on the Company's assessment of the collectability of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, the age of accounts receivable balances and current economic conditions that may affect a customer's ability to pay. Amounts determined to be uncollectible are charged or written off against the reserve. Historically, the Company's allowance for doubtful accounts has been minimal primarily because a significant portion of its sales has been to the U.S. Government or with respect to its satellite services commercial business, the Company bills and collects in advance.

### Concentration of risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, derivative financial instruments and accounts receivable which are generally not collateralized. The Company limits its exposure to credit loss by placing its cash equivalents and derivative financial instruments with high credit quality financial institutions and investing in high quality short-term debt instruments. The Company establishes customer credit policies related to its accounts receivable based on historical collection experiences within the various markets in which the Company operates, historical past due amounts and any specific information that the Company becomes aware of such as bankruptcy or liquidity issues of customers.

Revenues from the U.S. Government as an individual customer comprised approximately 17%, 17% and 18% of total revenues for fiscal years 2024, 2023 and 2022, respectively. Billed accounts receivable to the U.S. Government as of March 31, 2024 and 2023 were approximately 13% and 21%, respectively, of total billed receivables. In addition, none of the Company's commercial customers comprised 10% or more of total revenues for fiscal years 2024, 2023 and 2022. The Company's five largest contracts generated approximately 16%, 17% and 17% of the Company's total revenues for the fiscal years ended March 31, 2024, 2023 and 2022, respectively.

The Company relies on a limited number of contract manufacturers to produce its products.

### Inventory

Inventory is valued at the lower of cost and net realizable value, cost being determined by the weighted average cost method.

### Property, equipment and satellites

Satellites and other property and equipment, including internally developed software, are recorded at cost or, in the case of certain satellites and other property acquired, the fair value at the date of acquisition, net of accumulated depreciation. Capitalized satellite costs consist primarily of the costs of satellite construction and launch, including launch insurance and insurance during the period of in-orbit testing, the net present value of performance incentives expected to be payable to satellite manufacturers (dependent on the continued satisfactory performance of the satellites), costs directly associated with the monitoring and support of satellite construction, and interest costs incurred during the period of satellite construction. The Company also constructs earth stations, network operations systems and other assets to support its satellites, and those construction costs, including interest, are capitalized as incurred. At the time satellites are placed in commercial service, the Company estimates the useful life of its satellites for depreciation purposes based upon an analysis of each satellite's performance against the original manufacturer's orbital design life, estimated fuel levels and related consumption rates, as well as historical satellite operating trends. The Company periodically reviews the remaining estimated useful life of its satellites to determine if revisions to estimated useful lives are necessary. Costs incurred for additions to property, equipment and satellites, together with major renewals and betterments, are capitalized and depreciated over the remaining life of the underlying asset. Costs incurred for maintenance, repairs and minor renewals and betterments are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is recognized in operations, which for the periods presented, primarily related to losses incurred for unreturned customer premise equipment (CPE). The Company computes depreciation using the straight-line method over the estimated useful lives of the assets ranging from two to 38 years. Leasehold improvements are capitalized and amortized using the straight-line method over the shorter of the lease term or the life of the improvement.

Costs related to internally developed software for internal uses are capitalized after the preliminary project stage is complete and are amortized over the estimated useful lives of the assets, which are approximately three to seven years. Capitalized costs for internal-use software are included in property, equipment and satellites, net in the Company's consolidated balance sheets.

Interest expense is capitalized on the carrying value of assets under construction, in accordance with the authoritative guidance for the capitalization of interest (ASC 835-20). With respect to the construction of satellites, gateway and networking equipment and other assets under construction, the Company capitalized $227.5 million, $159.7 million and $102.1 million of interest expense for the fiscal years ended March 31, 2024, 2023 and 2022, respectively.

The Company's complementary fleet of 20 in service or operational satellites spans the Ka-, L- and S- bands, with ten high-bandwidth Ka-band satellites, eight high-availability L-band satellites (three of which are contingency L-band satellites that are operational but not currently in service), an S-band satellite that supports the European Aviation Network (EAN) to provide IFC services to commercial airlines in Europe, and an I-6 class hybrid Ka-/L-band satellite (the I-6 F1 satellite). In addition, the ViaSat-3 F1 satellite has nearly completed in-orbit testing, and is expected to be integrated into the Company's existing satellite fleet initially covering the Americas. Furthermore, the Company has ten additional geostationary (GEO) and highly-elliptical earth orbit (HEO) satellites under development: two additional high-capacity Ka-band GEO satellites (ViaSat-3 F2 and ViaSat-3 F3), three additional adaptive Ka-band GEO satellites: (Inmarsat GX 7, GX 8 and GX 9), two Ka-band HEO satellite payloads intended to provide polar coverage (Inmarsat GX 10a and GX 10b) and three Inmarsat-8 L-band GEO safety service satellites. In addition to the Company's satellite fleet, the Company has purchased capacity on and has access to additional regional partner satellites. In addition, the Company owns related earth stations and networking equipment for all of its satellites. The Company procures CPE units leased to customers in order to connect to the Company's satellite network as part of the Company's satellite services segment, which are reflected in investing activities and property, equipment and satellites, net in the accompanying consolidated financial statements. The Company depreciates the satellites, earth stations and networking equipment, CPE units and related installation costs over their estimated useful lives. The total cost and accumulated depreciation of CPE units included in property, equipment and satellites, net, as of March 31, 2024 were $567.5 million and $267.4 million, respectively. The total cost and accumulated depreciation of CPE units included in property, equipment and satellites, net, as of March 31, 2023 were $395.4 million and $213.6 million, respectively.

The Company launched the first of its third-generation ViaSat-3 class satellites, ViaSat-3 F1, into orbit on April 30, 2023. On July 12, 2023, the Company reported a reflector deployment issue that materially impacted the performance of the ViaSat-3 F1 satellite. The Company and the reflector provider conducted a rigorous review of the development and deployment of the affected reflector to determine its impact and potential remedial measures. In connection with the root cause analysis, the Company determined that while the satellite payload is functional, the Company will recover less than 10% of the planned throughput on the ViaSat-3 F1 satellite.

On August 24, 2023, the Company reported that the I-6 F2 satellite, which was launched on February 18, 2023, suffered a power subsystem anomaly during its orbit raising phase. The Company and Airbus, the satellite's manufacturer, performed a root cause analysis of the anomaly and concluded the satellite would not operate as intended. The Company determined that the full carrying value of the I-6 F2 satellite is not recoverable. The I-6 F2 anomaly does not impact ongoing customer services. The I-6 F1 satellite, which was launched in December 2021, is operational and continues to perform as expected.

As a result of the anomalies that occurred with respect to the ViaSat-3 F1 and I-6 F2 satellites, as well as the impact of integration efforts related to the Inmarsat Acquisition, the Company undertook extensive analysis of its existing integrated satellite fleet and ongoing satellites under construction projects, taking into account its anticipated future capacity needs, projected capital investment profile and access to third party satellites under existing bandwidth arrangements. Based on the impairment analysis performed during the second quarter of fiscal year 2024, as a result of the anomalies experienced in the two satellites and integration impact related to the Inmarsat Acquisition, the Company recorded a reduction to the carrying value of satellites under construction (including capitalized interest) and certain related assets of approximately $1.67 billion during the fiscal year ended March 31, 2024 (based on the Company's originally estimated ViaSat-3 F1 satellite output capabilities compared to the anticipated potential and configured capacity of the ViaSat-3 F1 satellite, the full value of the I-6 F2 satellite and the ViaSat-4 satellite program, each a separate asset group), which was partially offset by insurance claim receivables of approximately $770.0 million recorded in the third quarter of fiscal year 2024. As a result, the Company recorded a net loss of approximately $905.5 million during the fiscal year ended March 31, 2024, including liabilities associated with the termination of certain subcontractor agreements, in selling, general and administrative expenses in its satellite services segment in the consolidated statements of operations and comprehensive income (loss). During the fourth quarter of fiscal year 2024, the Company received approximately $508.6 million in insurance recovery proceeds related to such claims, and subsequent to the fiscal year ended March 31, 2024, nearly $75 million in additional insurance recovery proceeds were received.

Occasionally, the Company may enter into finance lease arrangements for various machinery, equipment, computer-related equipment, software, furniture, fixtures, or satellites. The Company records amortization of assets leased under finance lease arrangements within depreciation expense (see Note 1 — The Company and a Summary of Its Significant Accounting Policies — Leases and Note 7 — Leases for more information).

### *Cloud computing arrangements*

The Company enters into certain cloud-based software hosting arrangements that are accounted for as service contracts. Costs incurred for these arrangements are capitalized for application development activities, if material, and immediately expensed for preliminary project activities and postimplementation activities. The Company amortizes the capitalized development costs straight-line over the fixed, non-cancellable term of the associated hosting arrangement plus any reasonably certain renewal periods. The capitalized costs are included in other current assets within the prepaid expenses and other current assets caption, and other assets (long-term) on the Company's consolidated balance sheets.

The Company has entered into several cloud computing arrangements that are hosted services contracts mainly as part of projects related to the continuous transformation of technology, integration and implementation of an ERP system. As of March 31, 2024 and 2023, gross capitalized implementation costs incurred in cloud computing arrangements was $63.6 million and $38.0 million, respectively. As of March 31, 2024 and 2023, the related accumulated amortization was $9.5 million and $5.3 million, respectively. During the fiscal year ended March 31, 2024 the Company recognized amortization of capitalized implementation costs of $4.2 million, and an insignificant amount during the fiscal years ending March 31, 2023 and 2022.

### Leases

*Lessee accounting*

In accordance with the authoritative guidance for leases (ASC 842), the Company assesses at contract inception whether the contract is, or contains, a lease. Generally, the Company determines that a lease exists when (1) the contract involves the use of a distinct identified asset, (2) the Company obtains the right to substantially all economic benefits from use of the asset, and (3) the Company has the right to direct the use of the asset. A lease is classified as a finance lease when one or more of the following criteria are met: (1) the lease transfers ownership of the asset by the end of the lease term, (2) the lease contains an option to purchase the asset that is reasonably certain to be exercised, (3) the lease term is for a major part of the remaining useful life of the asset, (4) the present value of the lease payments equals or exceeds substantially all of the fair value of the asset or (5) the asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease is classified as an operating lease if it does not meet any of these criteria.

At the lease commencement date, the Company recognizes a right-of-use asset and a lease liability for all leases, except short-term leases with an original term of 12 months or less. The right-of-use asset represents the right to use the leased asset for the lease term. The lease liability represents the present value of the lease payments under the lease. The right-of-use asset is initially measured at cost, which primarily comprises the initial amount of the lease liability, less any lease incentives received. All right-of-use assets are periodically reviewed for impairment in accordance with standards that apply to long-lived assets. The lease liability is initially measured at the present value of the lease payments, discounted using an estimate of the Company's incremental borrowing rate for a collateralized loan with the same term as the underlying leases.

Lease payments included in the measurement of lease liabilities consist of (1) fixed lease payments for the noncancelable lease term, (2) fixed lease payments for optional renewal periods where it is reasonably certain the renewal option will be exercised, and (3) variable lease payments that depend on an underlying index or rate, based on the index or rate in effect at lease commencement. Certain of the Company's real estate lease agreements require variable lease payments that do not depend on an underlying index or rate established at lease commencement. Such payments and changes in payments based on a rate or index are recognized in operating expenses when incurred.

Lease expense for operating leases consists of the fixed lease payments recognized on a straight-line basis over the lease term plus variable lease payments as incurred. Lease expense for finance leases consists of the depreciation of assets obtained under finance leases on a straight-line basis over the lease term and interest expense on the lease liability based on the discount rate at lease commencement. For both operating and finance leases, lease payments are allocated between a reduction of the lease liability and interest expense.

*Lessor accounting*

For broadband equipment leased to customers in conjunction with the delivery of connectivity services, the Company has made an accounting policy election not to separate the broadband equipment from the related connectivity services. The connectivity services are the predominant component of these arrangements. The connectivity services are accounted for in accordance with ASC 606. The Company is also a lessor for certain insignificant communications equipment. These leases meet the criteria for operating lease classification. Lease income associated with these leases is not material.

### Business combinations

The authoritative guidance for business combinations (ASC 805) requires that all business combinations be accounted for using the purchase method. The purchase price for business combinations is allocated to the estimated fair values of acquired tangible and intangible assets, and assumed liabilities, where applicable. The Company recognizes technology, contracts and customer relationships, orbital slots and spectrum assets, trade names and other as identifiable intangible assets, which are recorded at fair value as of the transaction date. Goodwill is recorded when consideration transferred exceeds the fair value of identifiable assets and liabilities. Measurement-period adjustments to assets acquired and liabilities assumed with a corresponding offset to goodwill are recorded in the period they occur, which may include up to one year from the acquisition date. Contingent consideration is recorded at fair value at the acquisition date.

### Goodwill and intangible assets

The authoritative guidance for business combinations (ASC 805) specifies criteria for recognizing and reporting intangible assets apart from goodwill; however, acquired workforce must be recognized and reported in goodwill. The authoritative guidance for goodwill and other intangible assets (ASC 350) requires that intangible assets with an indefinite life should not be amortized until their life is determined to be finite. All other intangible assets must be amortized over their useful life. The authoritative guidance for goodwill and other intangible assets prohibits the amortization of goodwill and indefinitelived intangible assets, but instead requires these assets to be tested for impairment at least annually and more frequently upon the occurrence of specified events. In addition, all goodwill must be assigned to reporting units for purposes of impairment testing.

### *Patents, orbital slots and other licenses*

The Company capitalizes the costs of obtaining or acquiring patents, orbital slots and other licenses. Amortization of intangible assets that have finite lives is provided for by the straight-line method over the shorter of the legal or estimated economic life. Total capitalized costs related to patents of $3.9 million and $3.7 million were included in other assets as of March 31, 2024 and 2023, respectively. The Company capitalized costs of $117.0 million (including amounts acquired through the Inmarsat Acquisition) and $77.0 million related to acquiring and obtaining orbital slots and other licenses included in other assets as of March 31, 2024 and 2023, respectively. Accumulated amortization related to these assets was $8.4 million and $6.8 million as of March 31, 2024 and 2023, respectively. Amortization expense related to these assets was an insignificant amount for each of the fiscal years ended March 31, 2024, 2023, and 2022. If a patent, orbital slot or other license is rejected, abandoned or otherwise invalidated, the unamortized cost is expensed in that period. During fiscal years 2024, 2023 and 2022, the Company did not write off any significant costs due to abandonment or impairment.

### *Debt issuance costs*

Debt issuance costs are amortized and recognized as interest expense using the effective interest rate method, or, when the results are not materially different, on a straight-line basis over the expected term of the related debt. The Company capitalized $53.9 million, zero and $7.8 million of debt issuance costs during fiscal years 2024, 2023 and 2022, respectively. Unamortized debt issuance costs related to extinguished debt are expensed at the time the debt is extinguished and recorded in loss on extinguishment of debt in the consolidated statements of operations and comprehensive income (loss). If the terms of a financing obligation are amended and accounted for as a debt modification by the Company, fees incurred directly with the lending institution are capitalized and amortized over the remaining contractual term using the effective interest method. Fees incurred with other parties are expensed as incurred. Debt issuance costs related to the Company's revolving credit facilities (collectively, the Revolving Credit Facilities) are recorded in other long-term assets in the consolidated balance sheets in accordance with the authoritative guidance for imputation of interest (ASC 835-30). Debt issuance costs related to the Company's senior secured and senior unsecured notes (collectively, the Notes) and senior secured term loan credit facilities (together with the Revolving Credit Facilities, the Credit Facilities) are recorded as a direct deduction from the carrying amount of the related debt, consistent with debt discounts, in accordance with the authoritative guidance for imputation of interest (ASC 835-30).

### *Software development*

Costs of developing software for sale are charged to independent research and development expense when incurred, until technological feasibility has been established. Software development costs incurred from the time technological feasibility is reached until the product is available for general release to customers are capitalized and reported at the lower of unamortized cost or net realizable value. Once the product is available for general release, the software development costs are amortized based on the ratio of current to future revenue for each product with an annual minimum equal to straight-line amortization over the remaining estimated economic life of the product, generally within five years. As of March 31, 2024 and 2023, the Company has $723.9 million and $646.2 million, respectively, of capitalized costs related to software developed for resale. Accumulated amortization related to these assets was $483.3 million and $424.0 million as of March 31, 2024 and 2023, respectively. The Company capitalized $77.5 million and $59.4 million of costs related to software developed for resale during the fiscal years ended March 31, 2024 and 2023, respectively. Amortization expense for capitalized software development costs was $59.1 million, $54.4 million and $56.5 million during fiscal years 2024, 2023 and 2022, respectively. Amortization expense related to these assets is expected to be in the range of approximately $60 million to $30 million over each of the next five fiscal years (with the higher end of the range in the earlier fiscal years), estimated based on annual minimum straight-line amortization.

### *Impairment of long-lived and other long-term assets (property, equipment and satellites, and other assets, including goodwill)*

In accordance with the authoritative guidance for impairment or disposal of long-lived assets (ASC 360), the Company assesses potential impairments to long-lived assets, including property, equipment and satellites, and other assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when the undiscounted cash flows expected to be generated by an asset (or group of assets) are less than the asset's carrying value. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value, and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations. Except for the impairment related to certain of the Company's satellites under construction and satellite programs (as discussed in Note 1 — The Company and a Summary of Its Significant Accounting Policies — Property, equipment and satellites above) in the second and third quarters of fiscal year 2024 and the impairments of certain right-of-use assets in the fourth quarter of fiscal year 2023, no other material impairments were recorded by the Company for fiscal years 2024, 2023 and 2022. See Note 7 — Leases for additional information.

The Company accounts for its goodwill under the authoritative guidance for goodwill and other intangible assets (ASC 350). Current authoritative guidance, allows the Company to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If, after completing the qualitative assessment, the Company determines that it is more likely than not that the estimated fair value is greater than the carrying value, the Company concludes that no impairment exists. Alternatively, if the Company determines in the qualitative assessment that it is more likely than not that the fair value is less than its carrying value, then the Company performs a quantitative goodwill impairment test to identify both the existence of an impairment and the amount of impairment loss, by comparing the fair value of the reporting unit with its carrying amount, including goodwill. If the estimated fair value of the reporting unit is less than the carrying value, then a goodwill impairment charge will be recognized in the amount by which the carrying amount exceeds the fair value, limited to the total amount of goodwill allocated to that reporting unit. The Company tests goodwill for impairment during the fourth quarter every fiscal year and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist.

In accordance with ASC 350, the Company assesses qualitative factors to determine whether goodwill is impaired. The qualitative analysis includes assessing the impact of changes in certain factors including: (1) changes in forecasted operating results and comparing actual results to projections, (2) changes in the industry or its competitive environment since the acquisition date, (3) changes in the overall economy, its market share and market interest rates since the acquisition date, (4) trends in the stock price and related market capitalization and enterprise values, (5) trends in peer companies' total enterprise value metrics, and (6) additional factors such as management turnover, changes in regulation and changes in litigation matters.

Based on the Company's qualitative assessment performed during the fourth quarter of fiscal year 2024, the Company concluded that it was more likely than not that the estimated fair value of each of the Company's reporting units exceeded their related carrying value as of March 31, 2024, and therefore, determined it was not necessary to perform a quantitative impairment analysis. No impairments were recorded by the Company related to goodwill and other intangible assets for fiscal years 2024, 2023 and 2022.

### *Fair value of financial instruments*

The carrying amounts of the Company's financial instruments, including cash equivalents, receivables, accounts payable and accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of the Company's long-term borrowings, other long-term interest bearing liabilities and interest rate cap contracts is determined by using available market information for those securities or similar financial instruments (see Note 3 — Fair Value Measurements).

### *Self-insurance and post-retirement medical benefit liabilities*

The Company has self-insurance plans to retain a portion of the exposure for losses related to employee medical benefits and workers' compensation. The self-insurance plans include policies which provide for both specific and aggregate stop-loss limits. The Company utilizes actuarial methods as well as other historical information for the purpose of estimating ultimate costs for a particular plan year. Based on these actuarial methods, along with currently available information and insurance industry statistics, the Company has recorded self-insurance liability for its plans of $6.5 million and $7.9 million as of March 31, 2024 and 2023, respectively. The Company's estimate, which is subject to inherent variability, is based on average claims experience in the Company's industry and its own experience in terms of frequency and severity of claims, including asserted and unasserted claims incurred but not reported, with no explicit provision for adverse fluctuation from year to year. This variability may lead to ultimate payments being either greater or less than the amounts presented above. Self-insurance liabilities have been classified as a current liability in accrued and other liabilities in accordance with the estimated timing of the projected payments.

As a part of the Inmarsat Acquisition, the Company assumed a post-retirement medical benefit plan for retired employees (and their dependents) who were employed by Inmarsat before January 1, 1998. The plan is funded by the Company and there are no plan assets from which the costs are paid. The cost of providing these benefits is actuarially determined and accrued over the service period of the active employee groups. The annual increase in Inmarsat's contribution to post-retirement medical liability is capped at the United Kingdom Consumer Price Index +1%.

### Indemnification provisions

In the ordinary course of business, the Company includes indemnification provisions in certain of its contracts, generally relating to parties with which the Company has commercial relations. Pursuant to these agreements, the Company will indemnify, hold harmless and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party, including but not limited to losses relating to third-party intellectual property claims. To date, there have not been any material costs incurred in connection with such indemnification clauses. The Company's insurance policies do not necessarily cover the cost of defending indemnification claims or providing indemnification, so if a claim was filed against the Company by any party that the Company has agreed to indemnify, the Company could incur substantial legal costs and damages. A claim would be accrued when a loss is considered probable and the amount can be reasonably estimated. At March 31, 2024 and 2023, no such amounts were accrued related to the aforementioned provisions.

### Noncontrolling interests

A noncontrolling interest represents the equity interest in a subsidiary that is not attributable, either directly or indirectly, to the Company and is reported as equity of the Company, separate from the Company's controlling interest. Revenues, expenses, gains, losses, net income (loss) and other comprehensive income (loss) are reported in the consolidated financial statements at the consolidated amounts, which include the amounts attributable to both the controlling and noncontrolling interest.

On August 15, 2022, TrellisWare, a majority-owned subsidiary of the Company, completed the repurchase of shares of its common stock from participating stockholders for a total purchase price of approximately $30.0 million. The Company did not elect to participate in the share repurchase, and accordingly, the Company's ownership percentage of TrellisWare increased to slightly over 60% as a result of the share repurchase.

The following table summarizes the effect of the change in the Company's percentage ownership interest in TrellisWare on the Company's equity for the fiscal years ended March 31, 2024, 2023 and 2022:

| | Fiscal Years Ended | | |
| --- | --- | --- | --- |
| | March 31, 2024 | March 31, 2023 | March 31, 2022 |
| | (In thousands) | | |
| Net income (loss) attributable to Viasat, Inc. | $ (1,068,904) | $ 1,084,806 | $ (15,534) |
| Transfers to noncontrolling interest | — | (11,783) | — |
| Change from net income (loss) attributable to Viasat, Inc. and transfers from (to) noncontrolling interest | $ (1,068,904) | $ 1,073,023 | $ (15,534) |

### *Investments in unconsolidated affiliate — equity method*

Investments in entities in which the Company can exercise significant influence, but does not own a majority equity interest or otherwise control, are accounted for using the equity method and are included as investment in unconsolidated affiliate in other assets (long-term) on the consolidated balance sheets. The Company records its share of the results of such entities within equity in income (loss) of unconsolidated affiliate, net on the consolidated statements of operations and comprehensive income (loss). The Company monitors such investments for other-than-temporary impairment by considering factors including the current economic and market conditions and the operating performance of the entities and records reductions in carrying values when necessary. The fair value of privately held investments is estimated using the best available information as of the valuation date, including current earnings trends, undiscounted cash flows, quoted stock prices of comparable public companies, and other company specific information, including recent financing rounds.

### *Common stock held in treasury*

As of March 31, 2024 and 2023, the Company had no shares of common stock held in treasury.

During fiscal years 2024, 2023 and 2022, the Company issued 1,547,027, 1,376,583 and 1,274,311 shares of common stock, respectively, based on the vesting terms of certain restricted stock unit agreements. In order for employees to satisfy minimum statutory employee tax withholding requirements related to the issuance of common stock underlying these restricted stock unit agreements, the Company repurchased 531,091, 487,111 and 445,257 shares of common stock at cost and with a total value of $11.7 million, $16.5 million and $23.0 million during fiscal years 2024, 2023 and 2022, respectively. Although shares withheld for employee withholding taxes are technically not issued, they are treated as common stock repurchases for accounting purposes (with such shares deemed to be repurchased and then immediately retired), as they reduce the number of shares that otherwise would have been issued upon vesting of the restricted stock units. These retired shares remain as authorized stock and are considered to be unissued. The retirement of treasury stock had no impact on the Company's total consolidated stockholders' equity.

### *Derivatives*

As a result of the Inmarsat Acquisition on May 30, 2023 (see Note 4 — Acquisitions for more information), the Company assumed interest rate cap contracts to hedge the variable interest rate under Inmarsat's senior secured term loan facilities (the Inmarsat Term Loan Facilities) (see Note 8 — Senior Notes and Other Long-Term Debt for more information). The interest rate cap contracts provide protection from Compound SOFR rates over 2% and covered the total nominal amount of the Inmarsat Term Loan Facilities of $1.6 billion and will mature in February 2025. At the time of the acquisition, the Company continued to account for the interest rate cap contracts as cash-flow hedges. Upon amendment of the Inmarsat Term Loan Facilities on March 28, 2024 (see Note 8 — Senior Notes and Other Long-Term Debt for more information), the portion of the interest rate cap contracts related to Inmarsat's new $1.3 billion term loan facility (the New Term Loan Facility) continued to be accounted for as cash-flow hedges, as the interest rate cap contracts remain in place with their original maturity date.

The Company does not use this instrument, or these types of instruments in general, for speculative or trading purposes. The Company's objective is to reduce the risk to earnings and cash flows associated with changes in debt with variable interest rates. Derivative instruments are recognized as either assets or liabilities in the consolidated balance sheets and are measured at fair value. The value of a hedging derivative is classified as a non-current asset or liability if the cash flows are due to be received in greater than 12 months, and as a current asset or liability if the cash flows are due to be received in less than 12 months.

Gains and losses arising from changes in the fair value of derivative instruments which are designated as cash-flow hedging instruments are recorded in accumulated other comprehensive income (loss) as unrealized gains (losses) on derivative instruments until the underlying transaction affects the Company's earnings, at which time they are then recorded in the same income statement line as the underlying transaction. The Company may designate a derivative with periodic cash settlements and a non-zero fair value at hedge inception as the hedging instrument in a qualifying cash flow hedging relationship. The non-zero fair value of cash flow hedges on the designation date is recognized into income under a systematic and rational method over the life of the hedging instrument and in the same line item on the consolidated statements of operations as the earnings of the hedge item, with the offset recorded to other comprehensive income (loss).

During the fiscal year ended March 31, 2024, the Company recognized a gain of $20.2 million (and related tax expense of $5.1 million), in other comprehensive income arising from changes in the fair value of the interest rate cap contracts (designated as cash-flow hedging instruments) related to the Inmarsat Term Loan Facilities. During the fiscal year ended March 31, 2024, the Company recorded a decrease of $5.5 million (and related tax benefit of $1.4 million), to other comprehensive income and interest expense, net of the recognition into income of the non-zero hedge inception fair value (based on the nature of the underlying transaction). During the fiscal year ended March 31, 2024, the Company received $45.6 million in cash, as a result of periodic cash settlements, which are included in operating cash flows in the consolidated statements of cash flows. As of March 31, 2024, the fair value of the Company's interest rate cap contracts was $44.5 million recorded in other current assets.

At March 31, 2024 the estimated net amount of unrealized gains or losses related to the interest rate cap contracts that was expected to be reclassified to earnings net of the recognition into income of non-zero hedge inception fair value within the next 12 months was $18.6 million.

### *Foreign currency*

In general, the functional currency of a foreign operation is deemed to be the local country's currency. Consequently, assets and liabilities of operations outside the United States are generally translated into U.S. dollars, and the effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) within Viasat, Inc. stockholders' equity.

Other comprehensive income related to the effects of foreign currency translation adjustments attributable to Viasat, Inc. during fiscal year 2024 was $3.0 million, net of an insignificant amount of tax. Other comprehensive loss related to the effects of foreign currency translation adjustments attributable to Viasat, Inc. during fiscal year 2023 was $13.1 million, net of an insignificant amount of tax. Other comprehensive loss related to the effects of foreign currency translation adjustments attributed to Viasat, Inc. during fiscal year 2022 was $37.3 million, or $31.4 million net of tax.

*Revenue recognition*

In accordance with the authoritative guidance for revenue from contracts with customers (ASC 606), the Company applies the five-step model to its contracts with its customers. Under this model the Company (1) identifies the contract with the customer, (2) identifies its performance obligations in the contract, (3) determines the transaction price for the contract, (4) allocates the transaction price to its performance obligations and (5) recognizes revenue when or as it satisfies its performance obligations. These performance obligations generally include the purchase of services (including broadband capacity and the leasing of broadband equipment), the purchase of products, and the development and delivery of complex equipment built to customer specifications under long-term contracts. Taxes imposed by governmental authorities on the Company's revenues, such as sales taxes and value added taxes, are excluded from net sales.

Furthermore, from time to time, the Company participates in U.S. federal and state programs under which the government funds part of the costs of providing services in targeted locations such as unserved or under-served high cost or rural areas, or for certain types of customers. The Company accounts for funds received from the government by analogy to International Accounting Standards (IAS) 20, Accounting for Government Grants and Disclosure of Government Assistance, and recognizes funds received in the consolidated statement of operations and comprehensive income (loss) when there is reasonable assurance that it will comply with the conditions associated with the grant and the grant will be received. Recognition occurs on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grant is intended to compensate. During the fiscal years ended March 31, 2024 and March 31, 2023, the amounts recorded in the Company's consolidated financial statements related to these types of arrangements were not material.

*Performance obligations*

The timing of satisfaction of performance obligations may require judgment. The Company derives a substantial portion of its revenues from contracts with customers for services, primarily consisting of connectivity services. These contracts typically require advance or recurring monthly payments by the customer. The Company's obligation to provide connectivity services is satisfied over time as the customer simultaneously receives and consumes the benefits provided. The measure of progress over time is based upon either a period of time (e.g., over the estimated contractual term) or usage (e.g., bandwidth used/bytes of data processed). The Company evaluates whether broadband equipment provided to its customers as part of the delivery of connectivity services represents a lease in accordance with ASC 842. As discussed above under "Leases - Lessor accounting", for broadband equipment leased to customers in conjunction with the delivery of connectivity services, the Company accounts for the lease and non-lease components of connectivity service arrangements as a single performance obligation as the connectivity services represent the predominant component.

The Company also derives a portion of its revenues from contracts with customers to provide products. Performance obligations to provide products are satisfied at the point in time when control is transferred to the customer. These contracts typically require payment by the customer upon passage of control and determining the point at which control is transferred may require judgment. To identify the point at which control is transferred to the customer, the Company considers indicators that include, but are not limited to, whether (1) the Company has the present right to payment for the asset, (2) the customer has legal title to the asset, (3) physical possession of the asset has been transferred to the customer, (4) the customer has the significant risks and rewards of ownership of the asset, and (5) the customer has accepted the asset. For product revenues, control generally passes to the customer upon delivery of goods to the customer.

The Company's contracts with the U.S. Government typically are subject to the Federal Acquisition Regulation (FAR) and are priced based on estimated or actual costs of producing goods or providing services. The FAR provides guidance on the types of costs that are allowable in establishing prices for goods and services provided under U.S. Government contracts. The pricing for non-U.S. Government contracts is based on the specific negotiations with each customer. Under the typical payment terms of the Company's U.S. Government fixed-price contracts, the customer pays the Company either performance-based payments (PBPs) or progress payments. PBPs are interim payments based on quantifiable measures of performance or on the achievement of specified events or milestones. Progress payments are interim payments based on a percentage of the costs incurred as the work progresses. Because the customer can often retain a portion of the contract price until completion of the contract, the Company's U.S. Government fixed-price contracts generally result in revenue recognized in excess of billings which the Company presents as unbilled accounts receivable on the balance sheet. Amounts billed and due from the Company's customers are classified as receivables on the balance sheet. The portion of the payments retained by the customer until final contract settlement is not considered a significant financing component because the intent is to protect the customer. For the Company's U.S. Government cost-type contracts, the customer generally pays the Company for its actual costs incurred within a short period of time. For non-U.S. Government contracts, the Company typically receives interim payments as work progresses, although for some contracts, the Company may be entitled to receive an advance payment. The Company recognizes a liability for these advance payments in excess of revenue recognized and presents it as collections in excess of revenues and deferred revenues on the balance sheet. An advance payment is not typically considered a significant financing component because it is used to meet working capital demands that can be higher in the early stages of a contract and to protect the Company from the other party failing to adequately complete some or all of its obligations under the contract.

Performance obligations related to developing and delivering complex equipment built to customer specifications under long-term contracts are recognized over time as these performance obligations do not create assets with an alternative use to the Company and the Company has an enforceable right to payment for performance to date. To measure the transfer of control, revenue is recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. The Company generally uses the cost-to-cost measure of progress for its contracts because that best depicts the transfer of control to the customer which occurs as the Company incurs costs on its contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Estimating the total costs at completion of a performance obligation requires management to make estimates related to items such as subcontractor performance, material costs and availability, labor costs and productivity and the costs of overhead. When estimates of total costs to be incurred on a contract exceed total estimates of revenue to be earned, a provision for the entire loss on the contract is recognized in the period the loss is determined.

Contract costs on U.S. Government contracts are subject to audit and review by the Defense Contract Management Agency (DCMA), the Defense Contract Audit Agency (DCAA), and other U.S. Government agencies, as well as negotiations with U.S. Government representatives. As of March 31, 2024, the DCMA had approved the Company's incurred costs through fiscal year 2022 with the exception of 2021, which is pending. The DCMA is currently auditing the Company's 2023 incurred cost submission. Although the Company has recorded contract revenues subsequent to fiscal year 2020 based upon an estimate of costs that the Company believes will be approved upon final audit or review, the Company does not know the outcome of any ongoing or future audits or reviews and adjustments and if future adjustments exceed the Company's estimates its profitability would be adversely affected. The Company had $16.6 million and $12.9 million as of March 31, 2024 and March 31, 2023, respectively, in contract-related reserves for its estimate of potential refunds to customers for potential cost adjustments on several multi-year U.S. Government cost reimbursable contracts (see Note 15 — Contingencies for more information).

*Evaluation of transaction price*

The evaluation of transaction price, including the amounts allocated to performance obligations, may require significant judgments. Due to the nature of the work required to be performed on many of the Company's performance obligations, the estimation of total revenue, and, where applicable, the cost at completion, is complex, subject to many variables and requires significant judgment. The Company's contracts may contain award fees, incentive fees, or other provisions, including the potential for significant financing components, that can either increase or decrease the transaction price. These amounts, which are sometimes variable, can be dictated by performance metrics, program milestones or cost targets, the timing of payments, and customer discretion. The Company estimates variable consideration at the amount to which it expects to be entitled. The Company includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. The Company's estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the Company's anticipated performance and all information (historical, current and forecasted) that is reasonably available to the Company. In the event an agreement includes embedded financing components, the Company recognizes interest expense or interest income on the embedded financing components using the effective interest method. This methodology uses an implied interest rate which reflects the incremental borrowing rate which would be expected to be obtained in a separate financing transaction. The Company has elected the practical expedient not to adjust the promised amount of consideration for the effects of a significant financing component if the Company expects, at contract inception, that the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

If a contract is separated into more than one performance obligation, the total transaction price is allocated to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. Estimating standalone selling prices may require judgment. When available, the Company utilizes the observable price of a good or service when the Company sells that good or service separately in similar circumstances and to similar customers. If a standalone selling price is not directly observable, the Company estimates the standalone selling price by considering all information (including market conditions, specific factors, and information about the customer or class of customer) that is reasonably available.

*Transaction price allocated to remaining performance obligations*

The Company's remaining performance obligations represent the transaction price of firm contracts and orders for which work has not been performed. The Company includes in its remaining performance obligations only those contracts and orders for which it has accepted purchase orders. Remaining performance obligations associated with the Company's subscribers for fixed consumer and business broadband services in its satellite services segment exclude month-to-month service contracts in accordance with a practical expedient and are estimated using a portfolio approach in which the Company reviews all relevant promotional activities and calculates the remaining performance obligation using the average service component for the portfolio and the average time remaining under the contract. The Company's future recurring in-flight connectivity service contracts in its satellite services segment do not have minimum service purchase requirements and therefore are not included in the Company's remaining performance obligations. As of March 31, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations was $3.7 billion, of which the Company expects to recognize a little less than half over the next 12 months, with the balance recognized thereafter.

*Disaggregation of revenue*

The Company operates and manages its business in three reportable segments: satellite services, commercial networks and government systems. Revenue is disaggregated by products and services, customer type, contract type, and geographic area, respectively, as the Company believes this approach best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.

The following sets forth disaggregated reported revenue by segment and product and services for the fiscal years ended March 31, 2024, 2023 and 2022:

| | Fiscal Year Ended March 31, 2024 | | | |
| | Satellite Services | Commercial Networks | Government Systems | Total Revenues |
| | (In thousands) | | | |
|---|---|---|---|---|
| Product revenues | $ — | $ 685,868 | $ 593,296 | $ 1,279,164 |
| Service revenues | 2,141,775 | 91,973 | 770,846 | 3,004,594 |
| Total revenues | $ 2,141,775 | $ 777,841 | $ 1,364,142 | $ 4,283,758 |

| | Fiscal Year Ended March 31, 2023 | | | |
| | Satellite Services | Commercial Networks | Government Systems | Total Revenues |
| | (In thousands) | | | |
|---|---|---|---|---|
| Product revenues | $ — | $ 530,374 | $ 423,752 | $ 954,126 |
| Service revenues | 1,210,733 | 82,273 | 309,026 | 1,602,032 |
| Total revenues | $ 1,210,733 | $ 612,647 | $ 732,778 | $ 2,556,158 |

| | Fiscal Year Ended March 31, 2022 | | | |
| | Satellite Services | Commercial Networks | Government Systems | Total Revenues |
| | (In thousands) | | | |
|---|---|---|---|---|
| Product revenues | $ — | $ 443,435 | $ 417,291 | $ 860,726 |
| Service revenues | 1,188,816 | 68,664 | 298,973 | 1,556,453 |
| Total revenues | $ 1,188,816 | $ 512,099 | $ 716,264 | $ 2,417,179 |

Revenues from the U.S. Government as an individual customer comprised approximately 17%, 17% and 18% of total revenues for the fiscal years ended March 31, 2024, 2023 and 2022, respectively, mainly reported within the government systems segment. Revenues from the Company's other customers, mainly reported within the commercial networks and satellite services segments, comprised approximately 83%, 83% and 82% of total revenues for the fiscal years ended March 31, 2024, 2023 and 2022, respectively.

The Company's satellite services segment revenues are primarily derived from the Company's in-flight services, fixed broadband services, maritime services (including narrowband and safety of communication capabilities primarily acquired through the Inmarsat Acquisition), and energy services.

Revenues in the Company's commercial networks and government systems segments are primarily derived from three types of contracts: fixed-price, cost-reimbursement and time-and-materials contracts. Fixed-price contracts (which require the Company to provide products and services under a contract at a specified price) comprised approximately 91%, 88% and 91% of the Company's total revenues for these segments for the fiscal years ended March 31, 2024, 2023 and 2022, respectively. The remainder of the Company's revenues in these segments for such periods was derived primarily from cost-reimbursement contracts (under which the Company is reimbursed for all actual costs incurred in performing the contract to the extent such costs are within the contract ceiling and allowable under the terms of the contract, plus a fee or profit) and from time-and-materials contracts (under which the Company is reimbursed for the number of labor hours expended at an established hourly rate negotiated in the contract, plus the cost of materials utilized in providing such products or services).

Historically, a significant portion of the Company's revenues in its commercial networks and government systems segments has been derived from customer contracts that include the development of products. The development efforts are conducted in direct response to the customer's specific requirements and, accordingly, expenditures related to such efforts are included in cost of sales when incurred and the related funding (which includes a profit component) is included in revenues. Revenues for the Company's funded development from its customer contracts were approximately 12%, 16% and 18% of its total revenues for the fiscal years ended March 31, 2024, 2023 and 2022, respectively.

*Contract balances*

Contract balances consist of contract assets and contract liabilities. A contract asset, or with respect to the Company, an unbilled accounts receivable, is recorded when revenue is recognized in advance of the Company's right to bill and receive consideration, typically resulting from sales under long-term contracts. Unbilled accounts receivable are generally expected to be billed and collected within one year. The unbilled accounts receivable will decrease as provided services or delivered products are billed. The Company receives payments from customers based on a billing schedule established in the Company's contracts.

When consideration is received in advance of the delivery of goods or services, a contract liability, or with respect to the Company, collections in excess of revenues or deferred revenues, is recorded. Reductions in the collections in excess of revenues or deferred revenues will be recorded as the Company satisfies the performance obligations.

The following table presents contract assets and liabilities as of March 31, 2024 and March 31, 2023:

| | As of March 31, 2024 | As of March 31, 2023 |
|---|---|---|
| | (In thousands) | |
| Unbilled accounts receivable | $ 156,322 | $ 104,889 |
| Collections in excess of revenues and deferred revenues | 260,264 | 132,187 |
| Deferred revenues, long-term portion | 896,402 | 84,747 |

Unbilled accounts receivable increased $51.4 million during fiscal year 2024, primarily driven by revenue recognized in excess of billings in each of the Company's segments. The Inmarsat Acquisition (based on preliminary estimates) contributed approximately $16.3 million of unbilled accounts receivable.

Collections in excess of revenues and deferred revenues increased by $128.1 million during fiscal year 2024, driven primarily by $141.5 million contributed by the Inmarsat Acquisition (based on preliminary estimates) in the Company's satellite services segment. This increase was partially offset by a $13.4 million decrease during the fiscal year ended March 31, 2024, driven by revenue recognized in excess of advances received on goods or services primarily in the Company's satellite services segment.

Based on preliminary estimates, the Inmarsat Acquisition contributed approximately $862.5 million of deferred revenues (long-term). This increase was partially offset by a $50.8 million decrease during fiscal year 2024, related to amounts reclassified to collections in excess of revenues and deferred revenues in the Company's satellite services segment.

During the fiscal year ended March 31, 2024, the Company recognized revenue of $97.8 million that was previously included in the Company's collections in excess of revenues and deferred revenues at March 31, 2023. During the fiscal year ended March 31, 2023, the Company recognized revenue of $115.1 million that was previously included in the Company's collections in excess of revenues and deferred revenues at March 31, 2022.

*Other assets and deferred costs – contracts with customers*

Per ASC 340-40, Other Assets and Deferred Costs – Contracts with Customers, the Company recognizes an asset from the incremental costs of obtaining a contract with a customer if the Company expects to recover those costs. The incremental costs of obtaining a contract are those costs that the Company incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. ASC 340-40 also requires the recognition of an asset from the costs incurred to fulfill a contract when (1) the costs relate directly to a contract or to an anticipated contract that the Company can specifically identify, (2) the costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future, and (3) the costs are expected to be recovered. Adoption of the standard has resulted in the recognition of an asset related to commission costs incurred primarily in the Company's satellite services segment, and recognition of an asset related to costs incurred to fulfill contracts. Costs to acquire customer contracts are amortized over the estimated customer contract life. Costs to fulfill customer contracts are amortized in proportion to the revenue to which the costs relate. For contracts with an estimated amortization period of less than one year, the Company elected the practical expedient and expenses incremental costs immediately. The Company's deferred customer contract acquisition costs and costs to fulfill contract balances were $23.1 million and $55.1 million, respectively, as of March 31, 2024. Of the Company's total deferred customer contract acquisition costs and costs to fulfill contracts, $20.2 million was included in other current assets within the prepaid expenses and other current assets caption on the Company's consolidated balance sheet and $58.0 million was included in other assets on the Company's consolidated balance sheet as of March 31, 2024. The Company's deferred customer contract acquisition costs and costs to fulfill contract balances were $31.5 million and $50.0 million, respectively, as of March 31, 2023. Of the Company's total deferred customer contract acquisition costs and costs to fulfill contracts, $19.8 million was included in other current assets within the prepaid expenses and other current assets caption on the Company's consolidated balance sheet and $61.7 million was included in other assets on the Company's consolidated balance sheet as of March 31, 2023. For total deferred customer contract acquisition costs and contract fulfillment costs, the Company's amortization and reduction of carrying value associated with contract termination was $40.4 million, $48.2 million and $56.5 million for the fiscal years ended March 31, 2024, 2023 and 2022, respectively.

### Advertising costs

In accordance with the authoritative guidance for advertising costs (ASC 720-35), advertising costs are expensed as incurred and included in selling, general and administrative expenses. Advertising expenses for fiscal years 2024, 2023 and 2022 were $26.4 million, $22.8 million and $23.1 million, respectively.

### Stock-based compensation

In accordance with the authoritative guidance for share-based payments (ASC 718), the Company measures stock-based compensation cost at the grant date, based on the estimated fair value of the award. Expense for restricted stock units and stock options is recognized on a straight-line basis over the employee's requisite service period. Expense for market-based performance stock options that vest is recognized regardless of the actual outcome achieved and is recognized on a graded-vesting basis. The Company accounts for forfeitures as they occur. The Company recognizes excess tax benefits or deficiencies on vesting or settlement of awards as discrete items within income tax benefit or provision within net income (loss) and the related cash flows are classified within operating activities.

### Independent research and development

Independent research and development (IR&D), which is not directly funded by a third party, is expensed as incurred. IR&D expenses consist primarily of salaries and other personnel-related expenses, supplies, prototype materials and other expenses related to research and development programs.

### Income taxes

Accruals for uncertain tax positions are provided for in accordance with the authoritative guidance for accounting for uncertainty in income taxes (ASC 740). The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The authoritative guidance for accounting for uncertainty in income taxes also provides guidance on derecognition of income tax assets and liabilities, classification of deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. The Company's policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense.

A deferred income tax asset or liability is established for the expected future tax consequences resulting from differences in the financial reporting and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credit and loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company's analysis of the need for a valuation allowance on deferred tax assets considered historical as well as forecasted future operating results, the reversal of temporary differences, taxable income in prior carryback years (if permitted), and the availability of tax planning strategies.

### Earnings per share

Basic earnings per share is computed based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share is based upon the weighted average number of common shares outstanding and potential common stock, if dilutive during the period. Potential common stock includes options granted (including market-based performance stock options) and restricted stock units awarded under the Company's equity compensation plan which are included in the earnings per share calculations using the treasury stock method, common shares expected to be issued under the Company's employee stock purchase plan, and shares potentially issuable under the Viasat 401(k) Profit Sharing Plan in connection with the Company's decision to pay a discretionary match in common stock or cash.

### Segment reporting

The Company's reportable segments (satellite services, commercial networks and government systems) are primarily distinguished by the type of customer and the related contractual requirements. The Company's satellite services segment provides satellite-based broadband and related services to commercial airlines and other aircraft, residential customers, and enterprises, maritime vessels (acquired through the Inmarsat Acquisition) and other mobile broadband customers, and Prepaid Internet users. The Company's commercial networks segment develops and offers advanced satellite and wireless broadband platforms, ground networking equipment, radio frequency and advanced microwave solutions, Application-Specific Integrated Circuit (ASIC) chip design, satellite payload development and space-to-earth connectivity systems, some of which are ultimately used by the Company's satellite services segment. The Company's government systems segment provides global mobile broadband services and narrowband products and services (acquired through the Inmarsat Acquisition) to military and government users and develops and offers network-centric, internet protocol-based fixed and mobile secure communications products and solutions. The more regulated government environment is subject to unique contractual requirements and possesses economic characteristics which differ from the satellite services and commercial networks segments. The Company's segments are determined consistent with the way management currently organizes and evaluates financial information internally for making operating decisions and assessing performance.

### Recent authoritative guidance

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. ASU 2021-08 requires contract assets and contract liabilities acquired in a business combination to be recognized in accordance with ASC 606 as if the acquirer had originated the contracts. The Company adopted the new guidance prospectively in the first quarter of fiscal year 2024 and applied its provisions to the Inmarsat Acquisition (see Note 4 — Acquisitions).

In March 2022, the FASB issued ASU 2022-01, Derivatives and Hedging (Topic 815): Fair Value Hedging—Portfolio Layer Method. ASU 2022-01 clarifies the accounting and promotes consistency in reporting for hedges where the portfolio layer method is applied. The Company adopted the new guidance in the first quarter of fiscal year 2024 and the guidance did not have a material impact on its consolidated financial statements and disclosures.

In March 2022, the FASB issued ASU 2022-02, Financial Instruments – Credit Losses (ASC 326): Troubled Debt Restructurings and Vintage Disclosures. ASU 2022-02 eliminates the accounting guidance for troubled debt restructurings by creditors in Subtopic 310-40, Receivables – Troubled Debt Restructurings by Creditors, while enhancing certain disclosure requirements for loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. Furthermore, it requires that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, Financial Instruments – Credit Losses – Measured at Amortized Cost. The Company adopted the new guidance prospectively in the first quarter of fiscal year 2024 and the guidance did not have a material impact on its consolidated financial statements and disclosures.

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (ASC 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. ASU 2022-03 clarifies that a contractual restriction on the sale of an equity security is not considered in measuring the security's fair value. The standard also requires certain disclosures for equity securities that are subject to contractual restrictions. The new standard will become effective for the Company beginning in fiscal year 2025. The adoption of ASU 2022-03 is not expected to have a material impact on the Company's consolidated financial statements.

In September 2022, the FASB issued ASU 2022-04, Liabilities – Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations. ASU 2022-04 enhances the transparency of supplier finance programs. In each annual reporting period, the buyer in a supplier finance program is required to disclose information about the key terms of the program, the outstanding confirmed amounts, a rollforward of such amounts, and a description of where those obligations are presented in the balance sheet. In each interim reporting period, the buyer should disclose the outstanding confirmed amounts as of the end of the interim period. The Company adopted the new guidance in the first quarter of fiscal year 2024 (including early adoption of the amendment on the rollforward information) and the guidance did not have a material impact on its consolidated financial statements and disclosures.

In March 2023, the FASB issued ASU 2023-01, Leases (Topic 842) - Common Control Agreements. The amendments in this update that apply to public business entities clarify the accounting for leasehold improvements associated with common control leases. The new standard will become effective for the Company beginning in fiscal year 2025. The adoption of ASU 2023-01 is not expected to have a material impact on the Company's consolidated financial statements.

In July 2023, the FASB issued ASU 2023-03, Presentation of Financial Statements (Topic 205), Income Statement – Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation – Stock Compensation (Topic 718). This ASU amends various paragraphs in the accounting codification pursuant to the issuance of Commission Staff Accounting Bulletin (SAB) number 120. The ASU provides clarifying guidance related to employee and non-employee share-based payment accounting, including guidance related to spring-loaded awards. ASU 2023-03 is effective upon issuance. The adoption of this guidance upon issuance did not have a material impact on the Company's consolidated financial statements and disclosures.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative. This ASU amends certain disclosure and presentation requirements for a variety of topics within the FASB ASC. These amendments will also align the requirements in the ASC with the SEC's regulations. The effective date for each amended topic in the ASC is the date on which the SEC's removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, and will not be effective if the SEC has not removed the applicable disclosure requirements by June 30, 2027. Early adoption is prohibited. The Company is currently evaluating the impact of this standard on its consolidated financial statements and disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU requires public entities to enhance disclosures about their reportable segments' significant expenses on an interim and annual basis. The new standard will become effective for the Company's annual disclosures beginning in fiscal year 2025 and for interim disclosures beginning in fiscal year 2026 on a retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 enhances income tax disclosures by requiring disclosure of specific categories in the income tax rate reconciliation table and disaggregation of income taxes paid. The new standard will become effective for the Company beginning in fiscal year 2026. Early adoption is permitted and should be applied prospectively, however retrospective application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statement disclosures.

In March 2024, the FASB issued ASU 2024-02, Codification Improvements – Amendments to Remove References to the Concepts Statements. This update contains amendments to the Codification that remove references to various Concepts Statements. The amendments in this update are not intended to result in significant accounting changes for most entities. The amendments in this update are effective for the Company beginning in fiscal year 2026. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and disclosures.

## Note 2 — Composition of Certain Balance Sheet Captions

| | As of March 31, 2024 | | As of March 31, 2023 | |
|---|---|---|---|---|
| | (In thousands) | | | |
| **Accounts receivable, net:** | | | | |
| Billed | $ | 545,081 | $ | 327,148 |
| Unbilled | | 156,322 | | 104,889 |
| Allowance for doubtful accounts | | (23,193) | | (12,103) |
| | $ | 678,210 | $ | 419,934 |
| **Inventories:** | | | | |
| Raw materials | $ | 89,778 | $ | 68,655 |
| Work in process | | 31,884 | | 25,347 |
| Finished goods | | 196,216 | | 174,561 |
| | $ | 317,878 | $ | 268,563 |
| **Prepaid expenses and other current assets:** | | | | |
| Insurance receivable | $ | 261,500 | $ | — |
| Prepaid expenses | | 185,892 | | 115,701 |
| Other | | 134,391 | | 60,928 |
| | $ | 581,783 | $ | 176,629 |
| **Property, equipment and satellites, net:** | | | | |
| Equipment and software (estimated useful life of 3-7 years) | $ | 2,992,325 | $ | 1,917,243 |
| CPE leased equipment (estimated useful life of 4-7 years) | | 567,548 | | 395,427 |
| Furniture and fixtures (estimated useful life of 7 years) | | 65,433 | | 58,807 |
| Leasehold improvements (estimated useful life of 2-20 years) | | 209,162 | | 151,827 |
| Buildings (estimated useful life of 12-38 years) | | 16,647 | | 12,487 |
| Land | | 20,787 | | 3,873 |
| Construction in progress | | 1,301,376 | | 685,646 |
| Satellites (estimated useful life of 7-17 years) | | 3,324,458 | | 1,056,313 |
| Satellite Ka-band capacity obtained under finance leases (estimated useful life of 7-11 years) | | 177,576 | | 175,712 |
| Satellites under construction | | 1,976,469 | | 2,252,908 |
| | | 10,651,781 | | 6,710,243 |
| Less: accumulated depreciation and amortization | | (3,094,575) | | (2,331,960) |
| | $ | 7,557,206 | $ | 4,378,283 |
| **Other assets:** | | | | |
| Deferred income taxes | $ | 163,590 | $ | 23,724 |
| Capitalized software costs, net | | 240,597 | | 222,155 |
| Patents, orbital slots and other licenses, net | | 112,535 | | 73,932 |
| Other | | 217,225 | | 146,227 |
| | $ | 733,947 | $ | 466,038 |
| **Accrued and other liabilities:** | | | | |
| Collections in excess of revenues and deferred revenues | $ | 260,264 | $ | 132,187 |
| Accrued employee compensation | | 177,854 | | 125,349 |
| Accrued vacation | | 48,636 | | 45,177 |
| Operating lease liabilities | | 71,561 | | 50,639 |
| Interest payable | | 127,098 | | 23,330 |
| Income taxes payable | | 48,538 | | 113,905 |
| Other | | 216,670 | | 156,645 |
| | $ | 950,621 | $ | 647,232 |
| **Other liabilities:** | | | | |
| Deferred revenues, long-term portion | $ | 896,402 | $ | 84,747 |
| Deferred income taxes | | 1,228,270 | | 85,989 |
| Other | | 327,428 | | 47,806 |
| | $ | 2,452,100 | $ | 218,542 |

**Note 3 — Fair Value Measurements**

In accordance with the authoritative guidance for financial assets and liabilities measured at fair value on a recurring basis (ASC 820), the Company determines fair value based on the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants, and prioritizes the inputs used to measure fair value from market-based assumptions to entity specific assumptions:

- Level 1 — Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

- Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3 — Inputs which reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The following tables present the Company's hierarchy for its assets measured at fair value on a recurring basis as of March 31, 2024 and March 31, 2023. The Company had no liabilities measured at fair value on a recurring basis as of both March 31, 2024 and March 31, 2023.

| | Fair Value as of March 31, 2024 | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| | | (In thousands) | | |
| Assets: | | | | |
| Cash equivalents | $ 474,743 | $ 474,743 | $ — | $ — |
| Interest rate cap contracts | 44,497 | — | 44,497 | — |
| Total assets measured at fair value on a recurring basis | $ 519,240 | $ 474,743 | $ 44,497 | $ — |

| | Fair Value as of March 31, 2023 | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| | | (In thousands) | | |
| Assets: | | | | |
| Cash equivalents | $ 757,600 | $ 757,600 | $ — | $ — |
| Total assets measured at fair value on a recurring basis | $ 757,600 | $ 757,600 | $ — | $ — |

The following section describes the valuation methodologies the Company uses to measure financial instruments at fair value:

*Cash equivalents* — The Company's cash equivalents consist of money market funds, with a significant portion held in U.S. government backed qualified money-market securities.

*Interest rate cap contracts* — The Company assumed interest rate cap contracts to hedge the variable interest rate under the Inmarsat Term Loan Facilities (see Note 1 — The Company and a Summary of Its Significant Accounting Policies — Derivatives for more information). The Company's interest rate cap contracts are valued using the forward interest rate curve at each reporting date (Level 2).

*Contingencies* — In connection with the acquisition of the remaining 51% interest in EBI on April 30, 2021 (see Note 4 — Acquisitions for more information), part of the purchase price consideration was determined approximately two years after the closing date, and as a result the Company received €20.0 million, or approximately $22.0 million, in cash and recorded a gain of approximately $18.1 million in the second quarter of fiscal year 2024 in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income (loss). The consideration paid was contingent based on certain outcomes as defined in the acquisition agreement. Each reporting period, the Company estimated the fair value of the contingent consideration based on unobservable inputs and probability weightings using standard valuation techniques (Level 3). The fair value amount was recorded in other current assets within the prepaid expenses and other current assets caption on the Company's consolidated balance sheets as of March 31, 2023 and any change to fair value was recorded in the Company's consolidated statements of operations each reporting period. As of March 31, 2023 and for the fiscal years ended March 31, 2024, 2023 and 2022 the Company's fair value estimate, and change in fair value of the contingent consideration were immaterial.

*Long-term debt* — As of March 31, 2024, the Company's long-term debt was comprised of (1) $700.0 million in aggregate principal amount of Viasat's 5.625% Senior Notes due 2025 (the 2025 Notes), $600.0 million in aggregate principal amount of Viasat's 5.625% Senior Secured Notes due 2027 (the 2027 Notes), $400.0 million in aggregate principal amount of Viasat's 6.500% Senior Notes due 2028 (the 2028 Notes), $733.4 million in aggregate principal amount of Viasat's 7.500% Senior Notes due 2031 (the 2031 Notes), $2.08 billion in aggregate principal amount of Inmarsat's 6.750% Senior Secured Notes due 2026 (the Inmarsat 2026 Notes), (2) borrowings under Viasat's $700.0 million senior secured term loan facility (the 2022 Term Loan Facility), borrowings under Viasat's $616.7 million senior secured term loan facility (the 2023 Term Loan Facility), borrowings under the Inmarsat Term Loan Facilities and borrowings under Viasat's direct loan facility with the Export-Import Bank of the United States (the Ex-Im Credit Facility and, together with the 2022 Term Loan Facility, the 2023 Term Loan Facility, the Inmarsat Term Loan Facility and the Revolving Credit Facilities, the Credit Facilities), and (3) finance lease obligations reported at the present value of future minimum lease payments with current accrued interest. Long-term debt related to the Revolving Credit Facilities is reported at the outstanding principal amount of borrowings, while long-term debt related to the Company's other Credit Facilities and the Notes is reported at amortized cost. However, for disclosure purposes, the Company is required to measure the fair value of outstanding debt on a recurring basis. The fair value of the Company's long-term debt related to the Company's variable rate Credit Facilities approximates its carrying amount due to its variable interest rate, which approximates a market interest rate. As of March 31, 2024 and 2023, the fair value of the Company's long-term debt related to the (fixed rate) Ex-Im Credit Facility was Level 2 and was approximately $38.5 million and $57.1 million, respectively. As of March 31, 2024 and 2023, the estimated fair value of the Company's outstanding long-term debt related to each series of Notes was Level 2 and was $680.8 million and $661.5 million, respectively, for the 2025 Notes, $564.0 million and $561.7 million, respectively, for the 2027 Notes, and $307.5 million and $292.0 million, respectively, for the 2028 Notes. As of March 31, 2024, the fair value of the Company's long-term debt related to the 2031 Notes and the Inmarsat 2026 Notes was Level 2 and was $529.9 million and $2.04 billion, respectively.

*Satellite performance incentive obligations* — The Company's contracts with satellite manufacturers require the Company to make monthly in-orbit satellite performance incentive payments with respect to certain satellites in commercial service, including interest, through fiscal year 2028, subject to the continued satisfactory performance of the applicable satellites. The Company records the net present value of these expected future payments as a liability and as a component of the cost of the satellites. However, for disclosure purposes, the Company is required to measure the fair value of outstanding satellite performance incentive obligations on a recurring basis. The fair value of the Company's outstanding satellite performance incentive obligations is estimated to approximate their carrying value based on current rates (Level 2). As of March 31, 2024 and 2023, the Company's estimated satellite performance incentive obligations relating to certain satellites in commercial service, including accrued interest, were $15.9 million and $20.0 million, respectively.

## Note 4 — Acquisitions

### Inmarsat Acquisition

On May 30, 2023, the Company completed the acquisition of all outstanding shares of Inmarsat Holdings, a privately held leading provider of global mobile satellite communications services. The

Inmarsat Acquisition positions the Company as a leading global communications innovator with enhanced scale and scope to connect the world affordably, securely and reliably. The complementary assets and resources of the combined company position the Company to provide advanced new services in mobile and fixed segments, driving greater customer choice in broadband communications and narrowband services (including the Internet of Things (IoT)). These benefits and additional opportunities were among the factors that contributed to a purchase price resulting in the recognition of preliminary estimated goodwill of $975.3 million and $487.6 million which was recognized in the Company's satellite services and government systems segments, respectively. The goodwill recognized was not deductible for U.S. and foreign income tax purposes.

In connection with the closing of the Inmarsat Acquisition, the Company's certificate of incorporation was amended to increase the number of shares of common stock authorized for issuance from 100,000,000 to 200,000,000 as previously approved by the Company's stockholders at a special meeting held on June 21, 2022.

The consideration transferred of approximately $2.7 billion was comprised of $2.1 billion of the fair value of approximately 46.36 million shares of the Company's common stock issued at the closing of the transaction and $550.7 million in cash consideration. In connection with the Inmarsat Acquisition, the Company recorded acquisition-related transaction costs of $31.3 million, $40.4 million and $26.3 million during fiscal years 2024, 2023 and 2022, respectively, included in selling, general and administrative expenses.

The purchase price allocation is preliminary primarily due to the pending finalization of the Company's valuation analysis and review of various tax attributes. The Company allocated the purchase price to tangible and intangible assets acquired and liabilities assumed based on the preliminary estimates of their fair values, which is subject to adjustment for up to one year after the closing of the Inmarsat Acquisition as additional information is obtained. The preliminary purchase price allocation of the acquired assets and assumed liabilities in the Inmarsat Acquisition based on the preliminary estimated fair values as of May 30, 2023, adjusted since the closing of the Inmarsat Acquisition, primarily between property, equipment and satellites, identifiable intangible assets, deferred tax liabilities and goodwill, is as follows:

|  | (In thousands) |
| --- | --- |
| Current assets | $ 641,893 |
| Property, equipment and satellites | 4,363,049 |
| Identifiable intangible assets | 2,570,000 |
| Other assets | 388,745 |
| Total assets acquired | $ 7,963,687 |
| Current liabilities | (598,296) |
| Long-term debt, excluding short-term portion | (3,519,774) |
| Other long-term liabilities | (2,629,406) |
| Total liabilities assumed | $ (6,747,476) |
| Goodwill | 1,462,881 |
| Total consideration transferred | $ 2,679,092 |

Current liabilities and other long-term liabilities include approximately $29.6 million and $248.3 million, respectively, of unfavorable contract liabilities amortized into service revenue over a weighted average estimated useful life of approximately nine years. Estimated amounts assigned to identifiable intangible assets are being amortized on a straight-line basis over their estimated useful lives (which approximates the economic pattern of benefit) and are as follows as of May 30, 2023:

| | Estimated Fair Value (In thousands) | Weighted Average Estimated Useful Life (In years) |
|---|---|---|
| Orbital slots and spectrum assets | $ 1,080,000 | 12 |
| Customer relationships | 1,305,000 | 11 |
| Technology | 100,000 | 7 |
| Trade name | 85,000 | 8 |
| Total identifiable intangible assets | $ 2,570,000 | 11 |

Management determined the fair value of acquired customer relationships by applying the multi-period excess earnings method, which involved the use of significant judgments and assumptions related to revenue growth rates, customer attrition rates, discount rates, and contributory asset charges. Additionally, management determined the fair value of acquired orbital slots and spectrum assets using an avoided cost method, which involved the use of significant judgments and assumptions related to hypothetical lease payments, discount rates, and contributory asset charges.

The intangible assets acquired in the Inmarsat Acquisition were determined in accordance with the authoritative guidance for business combinations (ASC 805), based on estimated fair values using valuation techniques consistent with the market approach, income approach and/or cost approach to measure fair value.

The consolidated financial statements include the operating results of Inmarsat from the date of acquisition. Since the acquisition date on May 30, 2023, the Company recorded approximately $1.4 billion in revenue during fiscal year 2024, and $214.6 million of net loss during fiscal year 2024, with respect to the Inmarsat business (primarily in the Company's satellite services segment, with a portion included in its government systems segment and an insignificant amount included in its commercial networks segment) in the consolidated statements of operations.

In November 2023, as a part of an important milestone in the Company's integration program following the Inmarsat Acquisition and as part of the Company's ongoing strategy to streamline operations and better serve the Company's growing customer base, the Company completed work on the rationalization of roles in the Company's global business, which is intended to achieve both operational and cost efficiencies. As part of the role rationalization, the Company reduced its global workforce and recorded total costs (primarily related to employee severance payments, benefits and related termination costs) of approximately $48 million during fiscal year 2024. These one-time costs were recorded within operating expenses in the Company's consolidated statements of operations across all three of the Company's segments.

*Unaudited Pro Forma Financial Information*

The unaudited financial information in the table below summarizes the combined results of operations for the Company and Inmarsat on a pro forma basis, as though the companies had been combined as of the beginning of fiscal year 2023, April 1, 2022. The pro forma information is presented for informational purposes only and may not be indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the related fiscal periods. The pro forma financial information for the fiscal years ended March 31, 2024 and 2023 includes the business combination accounting effects primarily related to the amortization and depreciation changes from acquired intangible and tangible assets, interest expense from the debt issued to finance the acquisition, acquisition-related transaction costs and related tax effects.

|  | Fiscal Years Ended | |
|  | March 31, 2024 | March 31, 2023 |
|  | (In thousands) | |
| Total revenues | $ 4,565,433 | $ 4,176,091 |
| Net income (loss) attributable to Viasat, Inc. | $ (1,014,047) | $ 896,887 |

### Euro Broadband Infrastructure Sàrl

On April 30, 2021, the Company acquired the remaining 51% interest in EBI, a broadband services provider, from Eutelsat. By completing the acquisition, the Company gained 100% ownership and control of EBI and the KA-SAT satellite over EMEA and related ground infrastructure. Goodwill recognized in the transaction was recorded within the Company's satellite services segment. The goodwill recognized was not deductible for U.S. and foreign income tax purposes.

Prior to the acquisition date, the Company owned a 49% interest in EBI and accounted for the investment using the equity method of accounting. The acquisition of the remaining equity interest in EBI was accounted for as a step acquisition in accordance with ASC 805. Accordingly, the Company allocated the purchase price of the acquired company to the net tangible assets and intangible assets acquired based upon their estimated fair values. The Company remeasured the previously held equity method investment to its fair value based upon a valuation of the acquired business, as of the date of acquisition. The Company considered multiple factors in determining the fair value of the previously held equity method investment, including, (i) the price negotiated with the selling shareholder for the remaining 51% interest in EBI and (ii) an income valuation model (discounted cash flow). As a result of the equity method investment remeasurement, recognition of previously unrecognized foreign currency gain and settlement of insignificant preexisting relationships, the Company recognized an insignificant total net gain included in other income, net, in the consolidated statements of operations and comprehensive income (loss) in the first quarter of fiscal year 2022.

The purchase price of $327.4 million was primarily comprised of $167.0 million of cash, net of a then estimated immaterial amount of purchase price consideration and the fair value of previously held equity method investment of approximately $160.4 million. The previously estimated purchase price consideration was determined approximately two years after the closing date, and as a result the Company received €20.0 million, or approximately $22.0 million during the second quarter of fiscal year 2024 (see Note 3 — Fair Value Measurements for more information). After consideration of cash paid, approximately $121.7 million of EBI's cash on hand and receipt of $22.0 million, the transaction resulted in a net cash outlay of approximately $29.0 million.

The purchase price allocation of the acquired assets and assumed liabilities based on the estimated fair values as of April 30, 2021, slightly adjusted since the close of the acquisition, primarily between goodwill, identifiable intangible assets and property, equipment and satellites, is as follows:

|  | (In thousands) |
|---|---|
| Current assets | $ 154,207 |
| Property, equipment and satellites | 109,028 |
| Identifiable intangible assets | 26,574 |
| Other assets | 795 |
| Total assets acquired | $ 290,604 |
| Total liabilities assumed | $ (5,914) |
| Goodwill | 42,662 |
| Total consideration transferred | $ 327,352 |

Amounts assigned to identifiable intangible assets are being amortized on a straight-line basis over their determined useful lives (which approximates the economic pattern of benefit) and are as follows as of April 30, 2021:

|  | Fair Value (In thousands) | Weighted Average Useful Life (In years) |
|---|---|---|
| Customer relationships | $ 17,877 | 8 |
| Other | 7,851 | 7 |
| Trade name | 846 | 2 |
| Total identifiable intangible assets | $ 26,574 | 8 |

At the closing of the acquisition, EBI became a wholly owned subsidiary of the Company and EBI's operations have been included in the Company's consolidated financial statements in the Company's satellite services segment (with an insignificant amount included in the Company's commercial networks segment) commencing on the acquisition date.

As EBI's results of operations are not material to the Company's consolidated results of operations, pro forma results of operations for this acquisition have not been presented.

### RigNet, Inc.

On April 30, 2021, the Company completed the acquisition of all outstanding shares of RigNet, a publicly held leading provider of ultra-secure, intelligent networking solutions and specialized applications. Goodwill recognized in the transaction was recorded within the Company's satellite services segment. The goodwill recognized was not deductible for U.S. and foreign income tax purposes.

The consideration transferred of approximately $317.9 million was primarily comprised of $207.2 million of the fair value of approximately 4.0 million shares of the Company's common stock issued at the closing date, $107.3 million related to the pay down of outstanding borrowings of RigNet's revolving credit facility, a de minimis amount in cash consideration in respect of fractional shares to the former shareholders of RigNet and an insignificant amount of other consideration. In connection with the RigNet acquisition, the Company recorded approximately $7.2 million of merger-related transaction costs in the fiscal year ended March 31, 2022, included in selling, general and administrative expenses.

The purchase price allocation of the acquired assets and assumed liabilities based on the estimated fair values as of April 30, 2021 is as follows:

|  | (In thousands) |
| --- | --- |
| Current assets | $ 88,166 |
| Property, equipment and satellites | 63,191 |
| Identifiable intangible assets | 221,540 |
| Other assets | 13,350 |
| Total assets acquired | $ 386,247 |
| Current liabilities | (66,006) |
| Other long-term liabilities | (31,433) |
| Total liabilities assumed | $ (97,439) |
| Goodwill | 29,132 |
| Total consideration transferred | $ 317,940 |

Amounts assigned to identifiable intangible assets are being amortized on a straight-line basis over their determined useful lives (which approximates the economic pattern of benefit) and are as follows as of April 30, 2021:

|  | Fair Value | Weighted Average Useful Life |
| --- | --- | --- |
|  | (In thousands) | (In years) |
| Technology | $ 85,440 | 8 |
| Customer relationships | 101,920 | 12 |
| Trade name | 25,540 | 8 |
| Other | 8,640 | 12 |
| Total identifiable intangible assets | $ 221,540 | 10 |

Management determined the fair value of acquired customer relationships intangible asset by applying the multi-period excess earnings method, which involved the use of significant estimates and assumptions related to forecasted revenue growth rate, gross margin, contributory asset charges, customer attrition rate and discount rate. In connection with the acquisition, the Company assumed a contingent liability associated with a RigNet predecessor subsidiary of approximately $13.8 million, which represented the maximum amount payable under the terms of the agreement. As of March 31, 2024, no amount remains payable as the maximum amount payable was paid during the first and second quarters of fiscal year 2022.

The consolidated financial statements include the operating results of RigNet from the date of acquisition. Since the acquisition date on April 30, 2021, the Company recorded approximately $180.2

million in revenue for the fiscal year ended March 31, 2022, and $31.2 million of net losses for the fiscal year ended March 31, 2022, with respect to the RigNet business primarily in the Company's satellite services segment (with a portion included in its commercial networks segment) in the consolidated statements of operations.

*Unaudited Pro Forma Financial Information*

The unaudited financial information in the table below summarizes the combined results of operations for the Company and RigNet on a pro forma basis, as though the companies had been combined as of the beginning of fiscal year 2021, April 1, 2020. The pro forma information is presented for informational purposes only and may not be indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the related fiscal periods. The pro forma financial information for the fiscal year ended March 31, 2022 includes the business combination accounting effects primarily related to the amortization and depreciation changes from acquired intangible and tangible assets, acquisition-related transaction costs and related tax effects.

| | Fiscal Year Ended |
| --- | --- |
| | March 31, 2022 |
| | (In thousands) |
| Total revenues | $ 2,799,252 |
| Net income (loss) attributable to Viasat, Inc. | $ (19,957) |

## Note 5 — Discontinued Operations

On October 1, 2022, the Company entered into an Asset Purchase Agreement to sell the Link-16 TDL Business in its government systems segment to L3Harris in exchange for approximately $1.96 billion in cash, subject to adjustments. In accordance with ASC 205-20, the Company determined that the Link-16 TDL Business met held-for sale and discontinued operations accounting criteria at the end of the second quarter of fiscal year 2023. On January 3, 2023, the Company completed the Link-16 TDL Sale. Accordingly, the Company classified the results of the Link-16 TDL Business as discontinued operations in its consolidated statements of operations for the fiscal years ended March 31, 2023 and 2022.

Upon completion of the Link-16 TDL Sale, the Company recorded a gain of approximately $1.66 billion (net of costs to sell of $40.8 million) in the fourth quarter of fiscal year 2023 within net income (loss) from discontinued operations, net of tax on the consolidated statements of operations and comprehensive income (loss) for fiscal year 2023. The Link-16 TDL Sale substantially reduced both debt and net leverage, and allowed closer alignment in investment synergies between the Company's government systems segment and its other business segments.

In connection with the closing of the Link-16 TDL Sale on January 3, 2023, the Company and L3Harris entered into certain ancillary commercial agreements, including certain license agreements for the cross-licensing by each party of certain intellectual property rights relating to the Link-16 TDL Business and the Company's retained businesses, a supply agreement with respect to the supply of certain Link-16 and related products following the closing, and certain services agreements for the provision of engineering and support services for the transition of the Link-16 TDL Business following the closing, in each case subject to the terms and conditions set forth therein. The impact of these agreements on the Company's consolidated financial statements was not significant.

The operating results of the discontinued operations only reflect revenues and expenses that are directly attributable to the Link-16 TDL Business that have been eliminated from continuing operations. The following table presents key components of "Net income (loss) from discontinued operations, net of tax" for the fiscal years ended March 31, 2024, 2023 and 2022:

| | | Fiscal Years Ended | | | | |
| | March 31, 2024 | | March 31, 2023 | | March 31, 2022 | |
| | | | (In thousands) | | | |
| Revenues | $ | — | $ | 247,069 | $ | 370,456 |
| Operating expenses: | | | | | | |
|   Cost of revenues | | — | | 157,355 | | 228,847 |
|   Other operating expenses | | — | | 24,062 | | 20,138 |
| Net income (loss) from discontinued operations before income taxes | $ | — | $ | 65,652 | $ | 121,471 |
| Gain (loss) on disposal of discontinued operations before income taxes, net of costs to sell | | (11,000) | | 1,661,891 | | — |
| (Provision for) benefit from income taxes | | 578 | | (425,156) | | (22,280) |
| Net income (loss) from discontinued operations, net of tax | $ | (10,422) | $ | 1,302,387 | $ | 99,191 |

The cash flows related to discontinued operations have not been segregated and are included in the consolidated statements of cash flows. The following table presents key cash flow and non-cash information related to discontinued operations for the fiscal years ended March 31, 2023 and 2022:

| | | Fiscal Years Ended | | |
| | March 31, 2023 | | March 31, 2022 | |
| | | (In thousands) | | |
| Depreciation | $ | 5,909 | $ | 10,400 |
| Amortization of intangible assets | | 897 | | 1,706 |
| Capital expenditures | | 10,950 | | 10,086 |

## Note 6 — Goodwill and Acquired Intangible Assets

During fiscal year 2024, the increase in the Company's goodwill primarily related to the Inmarsat Acquisition (see Note 4 — Acquisitions for more information) and foreign currency translation effect recorded within all three of the Company's segments. During fiscal year 2023, the decrease in the Company's goodwill relating to its continuing operations primarily related to the derecognition of an insignificant amount (approximately $8.5 million) of goodwill during the fourth quarter of fiscal year 2023 in the Company's government systems segment that was previously not classified as held for sale. See Note 5 — Discontinued Operations for more information on discontinued operations. Additionally, the Company recorded an insignificant decrease of goodwill related to foreign currency translation effects across all three segments.

Other acquired intangible assets are amortized using the straight-line method over their estimated useful lives of two to 20 years (which approximates the economic pattern of benefit). Amortization expense related to other acquired intangible assets was $227.2 million, $29.8 million and $28.7 million for the fiscal years ended March 31, 2024, 2023 and 2022, respectively.

Other acquired intangible assets and the related accumulated amortization as of March 31, 2024 and 2023 is as follows:

| | Weighted Average Useful Life (In years) | As of March 31, 2024 | | | As of March 31, 2023 | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | Total | Accumulated Amortization | Net Book Value | Total | Accumulated Amortization | Net Book Value |
| | | | | (In thousands) | | | |
| Contracts and customer relationships | 11 | $1,437,738 | $ (148,271) | $1,289,467 | $ 132,563 | $ (34,202) | $ 98,361 |
| Orbital slots and spectrum assets | 12 | 1,088,600 | (83,600) | 1,005,000 | 8,600 | (8,600) | — |
| Technology | 7 | 251,889 | (108,414) | 143,475 | 151,327 | (83,949) | 67,378 |
| Trade names | 8 | 117,280 | (24,770) | 92,510 | 32,253 | (12,657) | 19,596 |
| Other | 11 | 21,792 | (7,777) | 14,015 | 21,782 | (5,912) | 15,870 |
| Total other acquired intangible assets | 11 | $2,917,299 | $ (372,832) | $2,544,467 | $ 346,525 | $ (145,320) | $ 201,205 |

The expected amortization expense of amortizable acquired intangible assets may change due to the effects of foreign currency fluctuations as a result of international businesses acquired. Expected amortization expense for acquired intangible assets for each of the following periods is as follows:

| | Amortization (In thousands) |
| --- | --- |
| Expected for fiscal year 2025 | $ 269,313 |
| Expected for fiscal year 2026 | 269,161 |
| Expected for fiscal year 2027 | 269,161 |
| Expected for fiscal year 2028 | 269,161 |
| Expected for fiscal year 2029 | 268,416 |
| Thereafter | 1,199,255 |
| | $ 2,544,467 |

In fiscal year 2023, the gross amount and accumulated amortization for acquired identifiable intangible assets were reduced by the retirement of fully amortized assets that were no longer in use.

## Note 7 — Leases

The Company's operating leases consist primarily of leases for office space, data centers and satellite ground facilities and have remaining terms that typically range from less than one year to 14 years, some of which include renewal options, and some of which include options to terminate the leases within one year. Certain earth station leases have renewal terms that have been deemed to be reasonably certain to be exercised and as such have been recognized as part of the Company's right-of-use assets and lease liabilities. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company recognizes right-of-use assets and lease liabilities for such leases in accordance with ASC 842. The Company reports operating lease right-of-use assets in operating lease right-of-use assets and the current and non-current portions of its operating lease liabilities in accrued and other liabilities and non-current operating lease liabilities, respectively.

The Company's finance leases consist primarily of satellite lifetime Ka-band capacity leases and have remaining terms from one year to approximately three years. The Company reports assets obtained under finance leases in property, equipment and satellites, net and the current and non-current portions of its finance lease liabilities in current portion of long-term debt and other long-term debt, respectively.

During the fourth quarter of fiscal year 2023, after the completion of the Link-16 TDL Sale, the Company reduced its real estate footprint as part of cost-reduction measures taken in order to right-size the Company's remaining businesses. As a result, the Company recorded an impairment of right-of-use assets of $19.1 million and an impairment of leasehold improvements and furniture and fixtures of an insignificant amount, taking into consideration the current and anticipated future market conditions for sublease income in the markets the leases are located, recorded in the consolidated statements of operations in selling, general and administrative expenses spread across each of the Company's segments.

The components of the Company's lease costs, weighted average lease terms and discount rates are presented in the tables below:

| | Fiscal Years Ended | | |
| | March 31, 2024 | March 31, 2023 | March 31, 2022 |
|---|---|---|---|
| | (In thousands) | | |
| **Lease cost:** | | | |
| Operating lease cost | $ 105,365 | $ 87,627 | $ 68,822 |
| Finance lease cost: | | | |
| Depreciation of assets obtained under finance leases | 11,824 | 11,947 | 11,961 |
| Interest on lease liabilities | 2,018 | 2,441 | 2,749 |
| Short-term lease cost | 13,990 | 14,410 | 10,514 |
| Variable lease cost | 13,214 | 15,261 | 8,752 |
| Net lease cost | $ 146,411 | $ 131,686 | $ 102,798 |

| | As of March 31, 2023 | As of March 31, 2023 | As of March 31, 2022 |
|---|---|---|---|
| **Lease term and discount rate:** | | | |
| Weighted average remaining lease term (in years): | | | |
| Operating leases | 7.3 | 6.3 | 7.0 |
| Finance leases | 2.4 | 3.4 | 4.4 |
| | | | |
| Weighted average discount rate: | | | |
| Operating leases | 6.2% | 5.7% | 5.4% |
| Finance leases | 6.3% | 6.3% | 5.4% |

The following table details components of the consolidated statements of cash flows for operating and finance leases:

| | Fiscal Years Ended | | |
|---|---|---|---|
| | March 31, 2024 | March 31, 2023 | March 31, 2022 |
| | (In thousands) | | |
| **Cash paid for amounts included in the measurement of lease liabilities:** | | | |
| Operating cash flows from operating leases | $ 93,350 | $ 69,595 | $ 68,763 |
| Operating cash flows from finance leases | 2,074 | 2,449 | 3,024 |
| Financing cash flows from finance leases | 11,941 | 11,572 | 10,749 |
| | | | |
| **Right-of-use assets obtained in exchange for lease liabilities:** | | | |
| Operating leases | $ 29,035 | $ 9,817 | $ 61,599 |
| Finance leases | 1,946 | 2,232 | — |

The following table presents maturities of the Company's lease liabilities as of March 31, 2024:

| | Operating Leases | Finance Leases |
|---|---|---|
| | (In thousands) | |
| Expected for fiscal year 2025 | $ 93,650 | $ 13,549 |
| Expected for fiscal year 2026 | 80,699 | 12,085 |
| Expected for fiscal year 2027 | 76,013 | 3,031 |
| Expected for fiscal year 2028 | 68,061 | 32 |
| Expected for fiscal year 2029 | 64,977 | 14 |
| Thereafter | 191,140 | — |
| Total future lease payments required | 574,540 | 28,711 |
| Less: interest | 123,335 | 1,940 |
| Total | $ 451,205 | $ 26,771 |

As of March 31, 2024, the Company had $399.0 million of additional lease commitments with lease terms of four to fifteen years.

**Note 8 — Senior Notes and Other Long-Term Debt**

Total long-term debt consisted of the following as of March 31, 2024 and 2023:

| | As of March 31, 2024 | As of March 31, 2023 |
|---|---|---|
| | (In thousands) | |
| 2031 Notes | $ 733,400 | $ — |
| 2028 Notes | 400,000 | 400,000 |
| 2027 Notes | 600,000 | 600,000 |
| Inmarsat 2026 Notes | 2,075,000 | — |
| 2025 Notes | 700,000 | 700,000 |
| 2022 Term Loan Facility | 687,750 | 694,750 |
| 2023 Term Loan Facility | 613,617 | — |
| Inmarsat Term Loan Facilities | 1,600,000 | — |
| Ex-Im Credit Facility | 39,304 | 58,957 |
| Viasat Revolving Credit Facility | — | — |
| Inmarsat Revolving Credit Facility | — | — |
| Finance lease obligations (see Note 7) | 26,771 | 36,405 |
| Total debt | 7,475,842 | 2,490,112 |
| Unamortized discount, debt issuance costs and fair value adjustments made in purchase accounting | (288,553) | (30,672) |
| Less: current portion of long-term debt | 58,054 | 37,939 |
| Total long-term debt | $ 7,129,235 | $ 2,421,501 |

The estimated aggregate amounts and timing of payments on the Company's long-term debt obligations as of March 31, 2024 for the next five fiscal years and thereafter were as follows (excluding the effects of discount accretion under the Notes, the Term Loan Facilities and the Ex-Im Credit Facility):

| For the Fiscal Years Ending | (In thousands) |
|---|---|
| 2025 | $ 58,054 |
| 2026 | 757,317 |
| 2027 | 2,404,164 |
| 2028 | 626,195 |
| 2029 | 1,078,930 |
| Thereafter | 2,551,182 |
| | 7,475,842 |
| Plus: unamortized discount, debt issuance costs and fair value adjustments made in purchase accounting | (288,553) |
| Total | $7,187,289 |

*2022 Term Loan Facility*

In March 2022, the Company entered into the $700.0 million 2022 Term Loan Facility, which was fully drawn at closing and matures on March 4, 2029. At March 31, 2024, the Company had $687.8 million in principal amount of outstanding borrowings under the 2022 Term Loan Facility.

Borrowings under the 2022 Term Loan Facility are required to be repaid in quarterly installments of $1.75 million each, which commenced on September 30, 2022, followed by a final installment of $654.5 million at maturity. Borrowings under the 2022 Term Loan Facility bear interest, at the Company's option, at either (1) a base rate equal to the greater of the administrative agent's prime rate as announced from time to time, the federal funds effective rate plus 0.50%, and the forward-looking term SOFR rate administered by CME for a one-month interest period plus 1.00%, subject to a floor of 1.50% for the initial term loans, plus an applicable margin of 3.50%, or (2) the forward-looking term SOFR rate administered by CME for the applicable interest period, subject to a floor of 0.50% for the initial term loans, plus an applicable margin of 4.50%. As of March 31, 2024, the effective interest rate on the Company's outstanding borrowings under the 2022 Term Loan Facility was 10.36%. The 2022 Term Loan Facility is required to be guaranteed by certain significant domestic subsidiaries of the Company (as defined in the 2022 Term Loan Facility) and secured by substantially all of the Company's and any such subsidiaries' assets. As of March 31, 2024, none of the Company's subsidiaries guaranteed the 2022 Term Loan Facility.

The 2022 Term Loan Facility contains covenants that restrict, among other things, the ability of Company and its restricted subsidiaries to incur additional debt, grant liens, sell assets, make investments, pay dividends and make certain other restricted payments. The Company was in compliance with its financial covenants under the 2022 Term Loan Facility as of March 31, 2024.

Borrowings under the 2022 Term Loan Facility are recorded as current portion of long-term debt and as other long-term debt, net of unamortized discount and debt issuance costs, in the Company's consolidated financial statements. The 2022 Term Loan Facility was issued with an original issue discount of 2.00%, or $14.0 million. The original issue discount and deferred financing cost associated with the issuance of the borrowings under the 2022 Term Loan Facility are amortized to interest expense on a straight-line basis over the term of the 2022 Term Loan Facility, the results of which are not materially different from the effective interest rate basis.

*2023 Term Loan Facility*

In connection with the closing of the Inmarsat Acquisition, on May 30, 2023, the Company entered into the $616.7 million 2023 Term Loan Facility, which was fully drawn at closing and matures on May 30, 2030. At March 31, 2024, the Company had $613.6 million in principal amount of outstanding borrowings under the 2023 Term Loan Facility.

Borrowings under the 2023 Term Loan Facility are required to be repaid in quarterly installments of $1.5 million each, which commenced on December 31, 2023, followed by a final installment of $576.6 million at maturity. Borrowings under the 2023 Term Loan Facility bear interest, at the Company's option, at either (1) a base rate equal to the greater of the administrative agent's prime rate as announced from time to time, the federal funds effective rate plus 0.50%, and the forward-looking term SOFR rate administered by CME for a one-month interest period plus 1.00%, subject to a floor of 1.50%

for the initial term loans, plus an applicable margin of 3.50%, or (2) the forward-looking term SOFR rate administered by CME for the applicable interest period, subject to a floor of 0.50% for the initial term loans, plus an applicable margin of 4.50%, plus a credit spread adjustment ranging from 0.11% to 0.43%. As of March 31, 2024, the effective interest rate on the Company's outstanding borrowings under the 2023 Term Loan Facility was 10.91%. The 2023 Term Loan Facility is required to be guaranteed by certain significant domestic subsidiaries of the Company (as defined in the 2023 Term Loan Facility) and secured by substantially all of the Company's assets and any such subsidiaries' assets. As of March 31, 2024, none of the Company's subsidiaries guaranteed the 2023 Term Loan Facility.

The 2023 Term Loan Facility contains covenants that restrict, among other things, the ability of Company and its restricted subsidiaries to incur additional debt, grant liens, sell assets, make investments, pay dividends and make certain other restricted payments. The Company was in compliance with its financial covenants under the 2023 Term Loan Facility as of March 31, 2024.

Borrowings under the 2023 Term Loan Facility are recorded as current portion of long-term debt and as other long-term debt, net of unamortized discount and debt issuance costs, in the Company's consolidated financial statements. The 2023 Term Loan Facility was issued with an original issue discount of 2.50%, or $15.4 million. The original issue discount and deferred financing cost associated with the issuance of the borrowings under the 2023 Term Loan Facility are amortized to interest expense on a straight-line basis over the term of the 2023 Term Loan Facility, the results of which are not materially different from the effective interest rate basis.

### Bridge Facility

In connection with the closing of the Inmarsat Acquisition, on May 30, 2023, the Company entered into a $733.4 million unsecured Bridge Facility, which was fully drawn at closing and had an initial maturity date of May 30, 2024 (automatically converting to a term loan if not repaid by such date). On September 28, 2023, the Company replaced the Bridge Facility with the 2031 Notes, in the same principal amount and at the same interest rate.

### Ex-Im Credit Facility

The Ex-Im Credit Facility originally provided a $362.4 million senior secured direct loan facility, which was fully drawn. Of the $362.4 million in principal amount of borrowings made under the Ex-Im Credit Facility, $321.2 million was used to finance up to 85% of the costs of construction, launch and insurance of the ViaSat-2 satellite and related goods and services (including costs incurred on or after September 18, 2012), with the remaining $41.2 million used to finance the total exposure fees incurred under the Ex-Im Credit Facility (which included all previously accrued completion exposure fees). As of March 31, 2024, the Company had $39.3 million in principal amount of outstanding borrowings under the Ex-Im Credit Facility.

Borrowings under the Ex-Im Credit Facility bear interest at a fixed rate of 2.38%, payable semi-annually in arrears. The effective interest rate on the Company's outstanding borrowings under the Ex-Im Credit Facility, which takes into account timing and amount of borrowings and payments, exposure fees, debt issuance costs and other fees, is 4.54%. Borrowings under the Ex-Im Credit Facility are required to be repaid in 16 semi-annual principal installments, which commenced on April 15, 2018, with a maturity date of October 15, 2025. The Ex-Im Credit Facility is guaranteed by Viasat and is secured by first-priority liens on the ViaSat-2 satellite and related assets, as well as a pledge of the capital stock of the borrower under the facility.

The Ex-Im Credit Facility contains financial covenants regarding Viasat's maximum total leverage ratio and minimum interest coverage ratio. In addition, the Ex-Im Credit Facility contains covenants that restrict, among other things, the Company's ability to sell assets, make investments and acquisitions, make capital expenditures, grant liens, pay dividends and make certain other restricted payments. The Company was in compliance with its financial covenants under the Ex-Im Credit Facility as of March 31, 2024.

Borrowings under the Ex-Im Credit Facility are recorded as current portion of long-term debt and as other long-term debt, net of unamortized discount and debt issuance costs, in the Company's consolidated financial statements. The discount of $42.3 million (consisting of the initial $6.0 million pre-exposure fee, $35.3 million of completion exposure fees, and other customary fees) and deferred financing cost associated with the issuance of the borrowings under the Ex-Im Credit Facility are amortized to interest expense on an effective interest rate basis over the weighted average term of the Ex-Im Credit Facility and in accordance with the related payment obligations.

### *Viasat Revolving Credit Facility*

As of March 31, 2024, the Viasat Revolving Credit Facility provided a $647.5 million revolving line of credit (including up to $150.0 million of letters of credit), with a maturity date of the earliest of (A) August 24, 2028 and (B) the springing maturity date (as defined in the Viasat Revolving Credit Agreement, which is effectively 91 days prior to the maturity date of certain material debt for borrowed money of Viasat and its subsidiaries to the extent certain conditions have not been satisfied as of such date). At March 31, 2024, the Company had no outstanding borrowings under the Viasat Revolving Credit Facility and $56.0 million outstanding under standby letters of credit, leaving borrowing availability under the Viasat Revolving Credit Facility as of March 31, 2024 of $591.5 million.

Borrowings under the Viasat Revolving Credit Facility bear interest, at the Company's option, at either (1) the highest of the federal funds rate plus 0.50%, forward-looking term SOFR (as defined in the definitive credit agreement governing the Viasat Revolving Credit Facility) for an interest period of one month plus 1.00%, or the administrative agent's prime rate as announced from time to time, or (2) forward-looking term SOFR (not to be less than 0.00% per annum), plus, in the case of each of (1) and (2), an applicable margin that is based on the Company's total leverage ratio. The Company has capitalized certain amounts of interest expense on the Viasat Revolving Credit Facility in connection with the construction of various assets during the construction period. The Viasat Revolving Credit Facility is required to be guaranteed by certain significant domestic subsidiaries of the Company (as defined in the Viasat Revolving Credit Facility) and secured by substantially all of the Company's and any such subsidiaries' assets. As of March 31, 2024, none of the Company's subsidiaries guaranteed the Viasat Revolving Credit Facility.

The Viasat Revolving Credit Facility contains financial covenants regarding a maximum total leverage ratio and a minimum interest coverage ratio. In addition, the Viasat Revolving Credit Facility contains covenants that restrict, among other things, the Company's ability to incur additional debt, grant liens, sell assets, make investments and acquisitions, make capital expenditures, pay dividends and make certain other restricted payments. The Company was in compliance with its financial covenants under the Viasat Revolving Credit Facility as of March 31, 2024.

***Inmarsat Secured Credit Facilities***

As of March 31, 2024, the Inmarsat Secured Credit Facilities comprised an aggregate of $1.6 billion of Inmarsat Term Loan Facilities (consisting of the new $1.3 billion New Term Loan Facility and $300.0 million in aggregate principal amount of outstanding borrowings under the Original Term Loan Facility) and the $550.0 million Inmarsat Revolving Credit Facility (including up to $100.0 million of letters of credit). As of March 31, 2024, Inmarsat had $1.6 billion in principal amount of outstanding borrowings under the Inmarsat Term Loan Facilities. As of March 31, 2024, the Inmarsat Revolving Credit Facility was undrawn and there were no amounts outstanding under standby letters of credit, leaving borrowing availability under the Inmarsat Revolving Credit Facility as of March 31, 2024 of $550.0 million.

On March 28, 2024, the Inmarsat Secured Credit Facilities were amended to (among other matters): (1) provide for the $1.3 billion New Term Loan Facility, the proceeds of which, together with cash on hand, were used to repay approximately $1.38 billion of the outstanding borrowings under the Original Term Loan Facility, resulting in $300.0 million in principal amount of borrowings remaining outstanding under the Original Term Loan Facility at the closing of the amendment, and (2) replace the prior $700.0 million revolving credit facility maturing in December 2024 with a new $550.0 million (undrawn) Inmarsat Revolving Credit Facility that matures in March 2027 or earlier and due on such date if more than $100.0 million of borrowings are outstanding 91 days prior to the maturity of either the Original Term Loan Facility or the Inmarsat 2026 Notes. The maturity date for the New Term Loan Facility is September 28, 2029. Borrowings under the New Term Loan Facility are required to repaid in quarterly installments of $3.25 million each, beginning in the quarter ending June 30, 2024, followed by a final installment of $1.23 billion at maturity. As a result of the voluntary prepayments at the closing of the amendment, all quarterly amortization installments with respect to the Original Term Loan Facility have been reduced to $0, with the only remaining scheduled principal repayment being a final installment of $300.0 million at the maturity date on December 12, 2026.

Borrowings under the Inmarsat Secured Credit Facilities: (1) in the case of borrowings denominated in U.S. Dollars, bear interest, at Inmarsat's option, at either (i) the highest of (x) for Original Term Loan Facility, the greater of the federal funds rate or the overnight banking fund rate for such day plus 0.50% and for New Term Loan Facility, the federal funds rate plus 0.50%, (y) the forward-looking one-month term SOFR rate plus 1.00% or (z) the administrative agent's prime rate as announced from time to time, or (ii) the forward-looking term SOFR rate for the applicable interest period (subject to, in the case of the New Term Loan Facility, a floor of 0.50% per annum, in the case of the Inmarsat Revolving Credit Facility, a floor of 0.00% per annum and, in the case of the Original Term Loan Facility, a floor of 1.00% per annum), and (2) in the case of borrowings denominated in available currencies other than U.S. Dollars, bear interest based upon the applicable benchmark for such currencies (as described in the Inmarsat Secured Credit Facilities) plus, in all cases, an applicable margin. The applicable margin for the Original Term Loan Facility is 2.50% per annum for base rate loans and 3.50% per annum for SOFR loans. The applicable margin for the New Term Loan Facility is 3.50% per annum for base rate loans and 4.50% per annum for SOFR loans. The applicable margin for borrowings under the Inmarsat Revolving Credit Facility is based on Inmarsat's total net leverage ratio and ranges between 1.50% and 2.25% per annum for base rate loans and 2.50% and 3.25% per annum for SOFR loans. As of March 31, 2024, the weighted average effective interest rate on the Company's outstanding borrowings under the Inmarsat Term Loan Facilities, including the impact of interest rate cap contracts (see Note 1 — The Company and a Summary of Its Significant Accounting Policies — Derivatives for more information), was approximately 9.59%. The Inmarsat Secured Credit Facilities are required to be guaranteed by certain material Inmarsat subsidiaries and secured by substantially all of the assets of the Inmarsat borrowers and subsidiary guarantors.

The Inmarsat Secured Credit Facilities contain covenants that restrict, among other things, Inmarsat's ability to incur additional debt, grant liens, sell assets, make investments and acquisitions, pay dividends and make certain other restricted payments. In addition, financial covenants regarding Inmarsat's total net leverage ratio and interest coverage ratio apply to the Inmarsat Revolving Credit Facility. The borrowers under the Inmarsat Secured Credit Facilities were in compliance with the financial covenants under the Inmarsat Secured Credit Facilities as of March 31, 2024.

Borrowings under the Inmarsat Term Loan Facilities are recorded as current portion of long-term debt and as other long-term debt, net of unamortized discount, unamortized fair value adjustment made in purchase accounting and debt issuance costs, in the Company's consolidated financial statements. The New Term Loan Facility was issued with an original issue discount of 2.00%.

### Senior Notes

#### Senior Notes due 2031

On September 28, 2023, the Company issued $733.4 million in principal amount of 2031 Notes in a private placement to institutional buyers to replace the Bridge Facility. The 2031 Notes were issued at face value and are recorded as long-term debt, net of debt issuance costs, in the Company's consolidated financial statements. The 2031 Notes bear interest at the rate of 7.500% per year, payable semi-annually in cash in arrears, which interest payments will commence at the end of May 2024. Debt issuance costs associated with the issuance of the 2031 Notes are amortized to interest expense on a straight-line basis over the term of the 2031 Notes, the results of which are not materially different from the effective interest rate basis.

The 2031 Notes are required to be guaranteed on an unsecured senior basis by each of the Company's existing and future subsidiaries that guarantees the Viasat Revolving Credit Facility. As of March 31, 2024, none of the Company's subsidiaries guaranteed the 2031 Notes. The 2031 Notes are the Company's general senior unsecured obligations and rank equally in right of payment with all of the Company's existing and future unsecured unsubordinated debt. The 2031 Notes are effectively junior in right of payment to the Company's existing and future secured debt, including under the Credit Facilities and the 2027 Notes (to the extent of the value of the assets securing such debt), are structurally subordinated to all existing and future liabilities (including trade payables) of the Company's subsidiaries that do not guarantee the 2031 Notes, and are senior in right of payment to all of the Company's existing and future subordinated indebtedness.

The indenture governing the 2031 Notes limits, among other things, the Company's and its restricted subsidiaries' ability to: incur, assume or guarantee additional debt; issue redeemable stock and preferred stock; pay dividends, make distributions or redeem or repurchase capital stock; prepay, redeem or repurchase subordinated debt; make loans and investments; grant or incur liens; restrict dividends, loans or asset transfers from restricted subsidiaries; sell or otherwise dispose of assets; enter into transactions with affiliates; reduce the Company's satellite insurance; and consolidate or merge with, or sell substantially all of their assets to, another person.

Prior to May 30, 2026, the Company may redeem up to 40% of the 2031 Notes at a redemption price of 107.500% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date, from the net cash proceeds of specified equity offerings. The Company may also redeem the 2031 Notes prior to May 30, 2026, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus a "make whole" premium and any accrued and unpaid interest, if any, thereon to the redemption date. The 2031 Notes may be redeemed, in whole or in part, at any time during the 12 months beginning on May 30, 2026 at a redemption price of 103.750%, during the 12 months beginning on May 30, 2027 at a redemption price of 101.875%, and at any time on or after May 30, 2028 at a redemption price of 100%, in each case plus accrued and unpaid interest, if any, thereon to the redemption date.

In the event a change of control triggering event occurs (as defined in the indenture governing the 2031 Notes), each holder will have the right to require the Company to repurchase all or any part of such holder's 2031 Notes at a purchase price in cash equal to 101% of the aggregate principal amount of the 2031 Notes repurchased, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

*Senior Notes due 2028*

In June 2020, the Company issued $400.0 million in principal amount of 2028 Notes in a private placement to institutional buyers. The 2028 Notes were issued at face value and are recorded as long-term debt, net of debt issuance costs, in the Company's consolidated financial statements. The 2028 Notes bear interest at the rate of 6.500% per year, payable semi-annually in cash in arrears, which interest payments commenced in January 2021. Debt issuance costs associated with the issuance of the 2028 Notes are amortized to interest expense on a straight-line basis over the term of the 2028 Notes, the results of which are not materially different from the effective interest rate basis.

The 2028 Notes are required to be guaranteed on an unsecured senior basis by each of the Company's existing and future subsidiaries that guarantees the Viasat Revolving Credit Facility. As of March 31, 2024, none of the Company's subsidiaries guaranteed the 2028 Notes. The 2028 Notes are the Company's general senior unsecured obligations and rank equally in right of payment with all of the Company's existing and future unsecured unsubordinated debt. The 2028 Notes are effectively junior in right of payment to the Company's existing and future secured debt, including under the Credit Facilities and the 2027 Notes (to the extent of the value of the assets securing such debt), are structurally subordinated to all existing and future liabilities (including trade payables) of the Company's subsidiaries that do not guarantee the 2028 Notes, and are senior in right of payment to all of the Company's existing and future subordinated indebtedness.

The indenture governing the 2028 Notes limits, among other things, the Company's and its restricted subsidiaries' ability to: incur, assume or guarantee additional debt; issue redeemable stock and preferred stock; pay dividends, make distributions or redeem or repurchase capital stock; prepay, redeem or repurchase subordinated debt; make loans and investments; grant or incur liens; restrict dividends, loans or asset transfers from restricted subsidiaries; sell or otherwise dispose of assets; enter into transactions with affiliates; reduce the Company's satellite insurance; and consolidate or merge with, or sell substantially all of their assets to, another person.

The 2028 Notes may be redeemed, in whole or in part, at any time during the 12 months beginning on July 15, 2023 at a redemption price of 103.250%, during the 12 months beginning on July 15, 2024 at a redemption price of 101.625%, and at any time on or after July 15, 2025 at a redemption price of 100%, in each case plus accrued and unpaid interest, if any, thereon to the redemption date.

In the event a change of control triggering event occurs (as defined in the indenture governing the 2028 Notes), each holder will have the right to require the Company to repurchase all or any part of such holder's 2028 Notes at a purchase price in cash equal to 101% of the aggregate principal amount of the 2028 Notes repurchased, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

*Senior Secured Notes due 2027*

In March 2019, the Company issued $600.0 million in principal amount of 2027 Notes in a private placement to institutional buyers. The 2027 Notes were issued at face value and are recorded as long-term debt, net of debt issuance costs, in the Company's consolidated financial statements. The 2027 Notes bear interest at the rate of 5.625% per year, payable semi-annually in cash in arrears, which interest payments commenced in October 2019. Debt issuance costs associated with the issuance of the 2027 Notes are amortized to interest expense on a straight-line basis over the term of the 2027 Notes, the results of which are not materially different from the effective interest rate basis.

The 2027 Notes are required to be guaranteed on a senior secured basis by each of the Company's existing and future subsidiaries that guarantees the Viasat Revolving Credit Facility. As of March 31, 2024, none of the Company's subsidiaries guaranteed the 2027 Notes. The 2027 Notes are secured, equally and ratably with the 2022 Term Loan Facility, the 2023 Term Loan Facility, the Viasat Revolving Credit Facility and any future parity lien debt, by liens on substantially all of the Company's and such subsidiaries' assets.

The 2027 Notes are the Company's general senior secured obligations and rank equally in right of payment with all of its existing and future unsubordinated debt. The 2027 Notes are effectively senior to all of the Company's existing and future unsecured debt (including the 2025 Notes, the 2028 Notes and the 2031 Notes) as well as to all of any permitted junior lien debt that may be incurred in the future, in each case to the extent of the value of the assets securing the 2027 Notes. The 2027 Notes are effectively subordinated to any obligations that are secured by liens on assets that do not constitute a part of the collateral securing the 2027 Notes (such as the Inmarsat 2026 Notes), are structurally subordinated to all existing and future liabilities (including trade payables) of the Company's subsidiaries that do not guarantee the 2027 Notes, and are senior in right of payment to all of the Company's existing and future subordinated indebtedness.

The indenture governing the 2027 Notes limits, among other things, the Company's and its restricted subsidiaries' ability to: incur, assume or guarantee additional debt; issue redeemable stock and preferred stock; pay dividends, make distributions or redeem or repurchase capital stock; prepay, redeem or repurchase subordinated debt; make loans and investments; grant or incur liens; restrict dividends, loans or asset transfers from restricted subsidiaries; sell or otherwise dispose of assets; enter into transactions with affiliates; reduce the Company's satellite insurance; and consolidate or merge with, or sell substantially all of their assets to, another person.

The 2027 Notes may be redeemed, in whole or in part, at any time at a redemption price of 100% plus accrued and unpaid interest, if any, thereon to the redemption date.

In the event a change of control triggering event occurs (as defined in the indenture governing the 2027 Notes), each holder will have the right to require the Company to repurchase all or any part of such holder's 2027 Notes at a purchase price in cash equal to 101% of the aggregate principal amount of the 2027 Notes repurchased, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

*Senior Notes due 2025*

In September 2017, the Company issued $700.0 million in principal amount of 2025 Notes in a private placement to institutional buyers. The 2025 Notes were issued at face value and are recorded as long-term debt, net of debt issuance costs, in the Company's consolidated financial statements. The 2025 Notes bear interest at the rate of 5.625% per year, payable semi-annually in cash in arrears, which interest payments commenced in March 2018. Debt issuance costs associated with the issuance of the 2025 Notes are amortized to interest expense on a straight-line basis over the term of the 2025 Notes, the results of which are not materially different from the effective interest rate basis.

The 2025 Notes are required to be guaranteed on an unsecured senior basis by each of the Company's existing and future subsidiaries that guarantees the Viasat Revolving Credit Facility. As of March 31, 2024, none of the Company's subsidiaries guaranteed the 2025 Notes. The 2025 Notes are the Company's general senior unsecured obligations and rank equally in right of payment with all of the Company's existing and future unsecured unsubordinated debt. The 2025 Notes are effectively junior in right of payment to the Company's existing and future secured debt, including under the Credit Facilities and the 2027 Notes (to the extent of the value of the assets securing such debt), are structurally subordinated to all existing and future liabilities (including trade payables) of the Company's subsidiaries that do not guarantee the 2025 Notes, and are senior in right of payment to all of the Company's existing and future subordinated indebtedness.

The indenture governing the 2025 Notes limits, among other things, the Company's and its restricted subsidiaries' ability to: incur, assume or guarantee additional debt; issue redeemable stock and preferred stock; pay dividends, make distributions or redeem or repurchase capital stock; prepay, redeem or repurchase subordinated debt; make loans and investments; grant or incur liens; restrict dividends, loans or asset transfers from restricted subsidiaries; sell or otherwise dispose of assets; enter into transactions with affiliates; reduce the Company's satellite insurance; and consolidate or merge with, or sell substantially all of their assets to, another person.

The 2025 Notes may be redeemed, in whole or in part, at any time at a redemption price of 100% plus accrued and unpaid interest, if any, thereon to the redemption date.

In the event a change of control triggering event occurs (as defined in the indenture governing the 2025 Notes), each holder will have the right to require the Company to repurchase all or any part of such holder's 2025 Notes at a purchase price in cash equal to 101% of the aggregate principal amount of the 2025 Notes repurchased, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

*Inmarsat Senior Secured Notes due 2026*

In October 2019, certain subsidiaries of Inmarsat Holdings issued $2.08 billion in principal amount of Inmarsat 2026 Notes in a private placement to institutional buyers. The Inmarsat 2026 Notes bear interest at the rate of 6.750% per year, payable semi-annually in cash in arrears.

The Inmarsat 2026 Notes are secured by pari passu first priority liens on the collateral securing the Inmarsat Secured Credit Facilities, and are required to be guaranteed on a senior secured basis by restricted subsidiaries of Inmarsat Holdings that guarantee or are borrowers under Inmarsat's senior secured indebtedness, subject to exceptions. The Inmarsat 2026 Notes are required to be guaranteed by the subsidiaries guaranteeing the Inmarsat Secured Credit Facilities.

The indenture governing the Inmarsat 2026 Notes limits, among other things, the ability of the issuers and their restricted subsidiaries to: incur, assume or guarantee additional debt; issue redeemable stock and preferred stock; pay dividends, make distributions or redeem or repurchase capital stock; prepay, redeem or repurchase subordinated debt; make loans and investments; grant or incur liens; restrict dividends, loans or asset transfers from restricted subsidiaries; sell or otherwise dispose of assets; enter into transactions with affiliates; and consolidate or merge with, or sell substantially all of their assets to, another person.

The Inmarsat 2026 Notes may be redeemed, in whole or in part, at any time during the 12 months beginning on October 1, 2023 at a redemption price of 101.688%, and at any time on or after October 1, 2024 at a redemption price of 100%, in each case plus accrued and unpaid interest, if any, thereon to the redemption date.

In the event a change of control occurs (as defined in the indenture governing the Inmarsat 2026 Notes), each holder will have the right to require Inmarsat to repurchase all or any part of such holder's Inmarsat 2026 Notes at a purchase price in cash equal to 101% of the aggregate principal amount of the Inmarsat 2026 Notes repurchased, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The consummation of the Inmarsat Acquisition did not give rise to a "change of control" under the indenture governing the Inmarsat 2026 Notes.

The Inmarsat 2026 Notes are recorded as other long-term debt, net of unamortized fair value adjustment made in purchase accounting, in the Company's consolidated financial statements.

**Note 9 — Common Stock and Stock Plans**

From time to time, the Company files universal shelf registration statements with the SEC for the future sale of an unlimited amount of common stock, preferred stock, debt securities, depositary shares, warrants and rights, which securities may be offered from time to time, separately or together, directly by the Company, by selling security holders, or through underwriters, dealers or agents at amounts, prices, interest rates and other terms to be determined at the time of the offering.

In November 1996, the Company adopted the 1996 Equity Participation Plan (the Equity Participation Plan). The Equity Participation Plan provides for the grant to executive officers, other key employees, consultants and non-employee directors of the Company a broad variety of stock-based compensation alternatives such as nonqualified stock options, incentive stock options, restricted stock units and performance awards. From November 1996 to September 2023 through various amendments of the Equity Participation Plan, the Company increased the maximum number of shares reserved for issuance under this plan to 55,971,000 shares. The Company believes that such awards align the interests of its executive officers, employees, consultants and non-employee directors with those of its stockholders. Shares of the Company's common stock granted under the Equity Participation Plan in the form of stock options or stock appreciation right are counted against the Equity Participation Plan share reserve on a one for one basis and performance-based stock options are calculated assuming "maximum" performance. Shares of the Company's common stock granted under the Equity Participation Plan as an award other than as an option or as a stock appreciation right with a per share purchase price lower than 100% of fair market value on the date of grant are counted against the Equity Participation Plan share reserve as two shares for each share of common stock subject to such awards. Restricted stock units are granted to eligible employees and directors and represent rights to receive shares of common stock at a future date.

In November 1996, the Company adopted the Viasat, Inc. Employee Stock Purchase Plan (the Employee Stock Purchase Plan) to assist employees in acquiring a stock ownership interest in the Company and to encourage them to remain in the employment of the Company. The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. From November 1996 to September 2023 through various amendments of the Employee Stock Purchase Plan, the Company increased the maximum number of shares reserved for issuance under the Employee Stock Purchase Plan to 11,950,000 shares. To facilitate participation for employees located outside of the United States in light of non-U.S. law and other considerations, the amended Employee Stock Purchase Plan also provides for the grant of purchase rights that are not intended to be tax-qualified. The Employee Stock Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during specified six-month offering periods. No employee may purchase more than $25,000 worth of stock in any calendar year. The price of shares purchased under the Employee Stock Purchase Plan is equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower.

Total stock-based compensation expense recognized in accordance with the authoritative guidance for share-based payments was as follows:

| | Fiscal Years Ended | | |
| --- | --- | --- | --- |
| | March 31, 2024 | March 31, 2023 | March 31, 2022 |
| | (In thousands) | | |
| Stock-based compensation expense before taxes | $ 83,631 | $ 82,112 | $ 84,981 |
| Related income tax benefits | (5,292) | (17,238) | (19,809) |
| Stock-based compensation expense, net of taxes | $ 78,339 | $ 64,874 | $ 65,172 |

In accordance with the authoritative guidance for share-based payments (ASC 718), the Company recognizes excess tax benefits or deficiencies on vesting or settlement of awards as discrete items within income tax benefit or provision within net income (loss) and the related cash flows classified within operating activities.

The compensation cost that has been charged against income for the Equity Participation Plan under the authoritative guidance for share-based payments was $75.6 million, $75.0 million and $79.4 million, and for the Employee Stock Purchase Plan was $8.0 million, $7.1 million and $5.6 million, for the fiscal years ended March 31, 2024, 2023 and 2022, respectively. The Company capitalized $10.7 million, $12.9 million and $10.6 million of stock-based compensation expense as a part of property, equipment and satellites, net for fiscal years 2024, 2023 and 2022, respectively.

As of March 31, 2024, total unrecognized compensation cost related to unvested stock-based compensation arrangements granted under the Equity Participation Plan (including stock options, market-based performance stock options and restricted stock units) and the Employee Stock Purchase Plan was $137.2 million and $2.7 million, respectively. These costs are expected to be recognized over a weighted average period of 1.0 years, 1.8 years and 2.5 years, for stock options, market-based performance stock options and restricted stock units, respectively, under the Equity Participation Plan and less than six months under the Employee Stock Purchase Plan.

*Stock options, market-based performance stock options and employee stock purchase plan.* The Company's stock options typically have a simple four-year vesting schedule (except for one- and three-year vesting schedules for options granted to the members of the Company's Board of Directors) and a six-year contractual term. The Company grants total shareholder return (TSR) performance stock options to executive officers under the Equity Participation Plan. The number of shares of TSR performance stock options that will become eligible to vest based on the time-based vesting schedule described below is based on a comparison over a four-year performance period of the Company's TSR to the TSR of the companies included in the S&P Mid Cap 400 Index. The number of options that may become vested and exercisable will range from 0% to 175% of the target number of options based on the Company's relative TSR ranking for the performance period. The Company's TSR performance stock options have a four-year time-based vesting schedule and a six-year contractual term. The TSR performance stock options must be vested under both the time-based vesting schedule and the performance-based vesting conditions in order to become exercisable. During the third quarter of fiscal year 2024, the Company granted price hurdle performance stock options to executive officers and certain other high-level employees under the 1996 Equity Participation Plan. The price hurdle performance stock options must be vested under both a three-year time-based vesting schedule and a market-based vesting condition in order to become exercisable. The number of options that may become vested and exercisable will range from 0% to 250% of the target number of options granted provided that depending on whether the forty-five calendar day trailing average market closing price of the Company's common stock ending on and including such date equals or exceeds certain levels. The Company estimates the fair value of the TSR performance stock options and the price hurdle performance stock options (collectively, the market-based performance stock options) at the grant date using a Monte Carlo simulation. Expense for market-based performance stock options that vest is recognized regardless of the actual outcome achieved and is recognized on a graded-vesting basis. The weighted average estimated fair value of market-based performance stock options granted during fiscal years 2024, 2023 and 2022 was $16.01, $25.06 and $31.11 per share, respectively, using the Monte Carlo simulation. The weighted average estimated fair value of stock options granted and employee stock purchase plan shares issued during fiscal year 2024 was $15.73 and $8.79 per share, respectively, during fiscal year 2023 was $16.49 and $10.30 per share, respectively, and during fiscal year 2022 was $13.50 and $12.37 per share, respectively, using the Black-Scholes model. The weighted average assumptions (annualized percentages) used in the Black-Scholes model and Monte Carlo simulation were as follows:

| | Stock Options | | | Market-based Performance Stock Options | | | Employee Stock Purchase Plan | | |
|---|---|---|---|---|---|---|---|---|---|
| | Fiscal Year 2024 | Fiscal Year 2023 | Fiscal Year 2022 | Fiscal Year 2024 | Fiscal Year 2023 | Fiscal Year 2022 | Fiscal Year 2024 | Fiscal Year 2023 | Fiscal Year 2022 |
| Volatility | 54.2% | 46.4% | 49.5% | 56.4% | 49.9% | 42.5% | 66.6% | 60.5% | 42.1% |
| Risk-free interest rate | 4.2% | 3.4% | 0.4% | 4.4% | 3.8% | 1.2% | 5.3% | 3.4% | 0.1% |
| Dividend yield | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% |
| Expected life | 5.0 years | 5.0 years | 3.2 years | 4.6 years | 5.0 years | 5.0 years | 0.5 years | 0.5 years | 0.5 years |

The Company's expected volatility is a measure of the amount by which its stock price is expected to fluctuate over the expected term of the stock-based award. The estimated volatilities for stock options and market-based performance options are based on the historical volatility calculated using the daily stock price of the Company's stock over a recent historical period equal to the expected term. The risk-free interest rate that the Company uses in determining the fair value of its stock-based awards is based on the implied yield on U.S. Treasury zero-coupon issues with remaining terms equivalent to the expected term of its stock-based awards. The expected terms or lives of stock options and market-based performance stock options represent the expected period of time from the date of grant to the estimated date that the stock options under the Company's Equity Participation Plan would be fully exercised. The expected term assumption is estimated based primarily on the options' vesting terms and remaining contractual life and employees' expected exercise and post-vesting employment termination behavior.

A summary of stock option activity for fiscal year 2024 is presented below:

| | Number of Shares | Weighted Average Exercise Price per Share | Weighted Average Remaining Contractual Term in Years | Aggregate Intrinsic Value (In thousands) |
|---|---|---|---|---|
| Outstanding at March 31, 2023 | 236,496 | $ 62.53 | | |
| Options granted | 58,000 | 31.00 | | |
| Options expired | (69,914) | 71.12 | | |
| Options exercised | (2,633) | 31.28 | | |
| Outstanding at March 31, 2024 | 221,949 | $ 51.95 | 3.2 | $ — |
| Vested and exercisable at March 31, 2024 | 163,949 | $ 59.36 | 2.4 | $ — |

The total intrinsic value of stock options exercised during fiscal years 2024, 2023 and 2022 was an insignificant amount, zero and an insignificant amount, respectively. All options issued under the Company's Equity Participation Plan have an exercise price equal to the fair market value of the Company's stock on the date of the grant. The Company recorded no excess tax benefits during fiscal years 2024, 2023 and 2022.

A summary of market-based performance stock option activity for fiscal year 2024 is presented below:

| | Number of Shares (1) | Weighted Average Exercise Price per Share | Weighted Average Remaining Contractual Term in Years | Aggregate Intrinsic Value (In thousands) |
|---|---|---|---|---|
| Outstanding at March 31, 2023 | 2,407,312 | $ 48.06 | | |
| Market-based performance options granted | 1,513,923 | 19.72 | | |
| Market-based performance options canceled | (564,252) | 71.83 | | |
| Market-based performance options exercised | — | — | | |
| Outstanding at March 31, 2024 | 3,356,983 | $ 31.29 | 4.4 | $ 2,568,780 |
| Vested and exercisable at March 31, 2024 | — | $ — | — | $ — |

(1)     Number of shares is based on the target number of options under each market-based performance stock option.

*Restricted stock units.* Restricted stock units represent a right to receive shares of common stock at a future date determined in accordance with the participant's award agreement. There is no exercise price and no monetary payment required for receipt of restricted stock units or the shares issued in settlement of the award. Instead, consideration is furnished in the form of the participant's services to the Company. Restricted stock units generally vest over four years (except for one- and three-year vesting schedules for restricted stock units granted to the members of the Company's Board of Directors). Compensation cost for these awards is based on the fair value on the date of grant and recognized as compensation expense on a straight-line basis over the requisite service period. For fiscal years 2024, 2023 and 2022, the Company recognized $57.4 million, $59.1 million and $63.1 million, respectively, in stock-based compensation expense related to these restricted stock unit awards.

The per unit weighted average grant date fair value of restricted stock units granted during fiscal years 2024, 2023 and 2022 was $29.21, $35.04 and $52.85, respectively. A summary of restricted stock unit activity for fiscal year 2024 is presented below:

|  | Number of Restricted Stock Units | Weighted Average Grant Date Fair Value per Share |
|---|---|---|
| Outstanding at March 31, 2023 | 4,465,147 | $ 43.00 |
| Awarded | 1,451,667 | 29.21 |
| Forfeited | (352,651) | 40.89 |
| Vested | (1,543,429) | 45.86 |
| Outstanding at March 31, 2024 | 4,020,734 | $ 37.11 |
| Vested and deferred at March 31, 2024 | 207,785 | $ 51.71 |

The total fair value of shares vested related to restricted stock units during the fiscal years 2024, 2023 and 2022 was $34.1 million, $46.9 million and $66.0 million, respectively.

**Note 10 — Shares Used In Computing Diluted Net Income (Loss) Per Share**

The weighted average number of shares used to calculate basic and diluted net loss per share attributable to Viasat, Inc. common stockholders is the same for the fiscal years ended March 31, 2024, 2023 and 2022, as the Company incurred a net loss from continuing operations (excluding income (loss) from continuing operations attributable to the noncontrolling interest) for such periods and inclusion of potentially dilutive weighted average shares of common stock would be antidilutive.

Potentially dilutive weighted average shares excluded from the calculation for fiscal years 2024, 2023 and 2022, respectively, consisted of 242,973, 483,499 and 848,791 shares related to stock options (other than market-based performance stock options), zero, 480,325 and 264,645 shares related to market-based performance stock options, 2,066,973, 2,477,067 and 2,150,449 shares related to restricted stock units, and 1,127,606, 699,680 and 417,308 shares related to certain terms of the Viasat 401(k) Profit Sharing Plan and Employee Stock Purchase Plan.

## Note 11 — Income Taxes

The components of income (loss) before income taxes by jurisdiction are as follows:

| | Fiscal Years Ended | | |
| --- | --- | --- | --- |
| | March 31, 2024 | March 31, 2023 | March 31, 2022 |
| | (In thousands) | | |
| United States | $ (859,006) | $ (94,019) | $(119,249) |
| Foreign | (334,940) | (68,136) | (18,661) |
| | $(1,193,946) | $(162,155) | $(137,910) |

The (provision for) benefit from income taxes includes the following:

| | Fiscal Years Ended | | |
| --- | --- | --- | --- |
| | March 31, 2024 | March 31, 2023 | March 31, 2022 |
| | (In thousands) | | |
| Current tax provision | | | |
| Federal | $ (12,128) | $ (11,494) | $ (7,097) |
| State | (1,010) | (5,231) | (2,041) |
| Foreign | (27,028) | (5,965) | (4,042) |
| | (40,166) | (22,690) | (13,180) |
| Deferred tax benefit | | | |
| Federal | 74,404 | 40,889 | 39,049 |
| State | 5,166 | (80,715) | 8,057 |
| Foreign | 100,070 | 13,098 | 2,591 |
| | 179,640 | (26,728) | 49,697 |
| Total (provision for) benefit from income taxes | $ 139,474 | $ (49,418) | $ 36,517 |

Significant components of the Company's net deferred tax assets are as follows:

| | As of | |
|---|---|---|
| | March 31, 2024 | March 31, 2023 |
| | (In thousands) | |
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ 198,548 | $ 71,838 |
| Tax credit carryforwards | 141,015 | 115,418 |
| Capitalized research and development costs | 143,581 | 75,152 |
| Operating lease liabilities | 94,360 | 78,562 |
| Deferred revenue | 16,326 | 24,123 |
| Interest carryforwards | 88,269 | 2,485 |
| Other | 184,834 | 104,883 |
| Valuation allowance | (353,642) | (150,047) |
| Total deferred tax assets | 513,291 | 322,414 |
| Deferred tax liabilities: | | |
| Intangible assets | (683,366) | (99,629) |
| Property, equipment and satellites | (725,990) | (187,896) |
| Operating lease assets | (80,258) | (68,150) |
| Other | (88,357) | (29,004) |
| Total deferred tax liabilities | (1,577,971) | (384,679) |
| Net deferred tax assets (liabilities) | $(1,064,680) | $ (62,265) |

A reconciliation of the benefit from (provision for) income taxes to the amount computed by applying the statutory federal income tax rate to income (loss) before income taxes is as follows:

| | Fiscal Years Ended | | |
| --- | --- | --- | --- |
| | March 31, 2024 | March 31, 2023 | March 31, 2022 |
| | (In thousands) | | |
| Tax (provision) benefit at federal statutory rate | $ 250,728 | $ 34,047 | $ 28,964 |
| State tax provision, net of federal benefit | 28,621 | 202 | 1,330 |
| Tax credits | 28,574 | 23,925 | 25,994 |
| Change in federal valuation allowances | (105,968) | — | — |
| Change in state valuation allowances | (27,251) | (73,600) | (4,347) |
| Non-deductible compensation | (5,240) | (3,096) | (5,771) |
| Non-deductible transaction costs | (18,911) | (167) | (1,361) |
| Non-deductible meals and entertainment | (1,077) | (693) | (311) |
| Stock-based compensation | (12,182) | (12,032) | (7,402) |
| Change in state effective tax rate | 292 | 458 | 539 |
| Base Erosion and Anti-Abuse Tax (BEAT) | — | (8,610) | — |
| Foreign effective tax rate differential, net of valuation allowance | 6,199 | (5,769) | (6,201) |
| Unremitted subsidiary gains | (1,586) | (887) | (1,565) |
| Change to indefinite reinvestment assertion (EBI) | — | — | 8,071 |
| Other | (2,725) | (3,196) | (1,423) |
| Total (provision for) benefit from income taxes | $ 139,474 | $ (49,418) | $ 36,517 |

As of March 31, 2024, the Company had federal and state research & development (R&D) tax credit carryforwards of $115.8 million and $191.5 million, respectively, which begin to expire in fiscal year 2040 and fiscal year 2026, respectively. As of March 31, 2024, the Company had federal and state net operating loss carryforwards of $345.8 million and $149.0 million, respectively, which begin to expire in fiscal year 2029 and fiscal year 2025, respectively.

Beginning in fiscal year 2023, for federal income tax purposes, the Company is required to capitalize and amortize domestic research and development expenditures over five years and foreign research and development expenditures over 15 years under the Tax Cuts and Jobs Act of 2017, which delays the deductibility of these expenditures.

In accordance with the authoritative guidance for income taxes (ASC 740), net deferred tax assets are reduced by a valuation allowance if, based on all the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Future realization of existing deferred tax assets ultimately depends on future profitability and the existence of sufficient taxable income of appropriate character (for example, ordinary income versus capital gains) within the carryforward period available under tax law. In the event that the Company's estimate of taxable income is less than that required to utilize the full amount of any deferred tax asset, a valuation allowance is established, which would cause a decrease to income in the period such determination is made. A valuation allowance of $353.6 million at March 31, 2024 and $150.0 million at March 31, 2023 has been established relating to federal, state and foreign net operating loss carryforwards, federal and state R&D tax credit carryforwards, and foreign tax credit carryforwards that, based on management's estimate of future taxable income attributable to such jurisdictions and generation of additional research credits, are considered more likely than not to expire unused. The valuation allowance at March 31, 2024 also includes other federal and state net deferred tax assets for cumulative timing differences.

During the second quarter of fiscal year 2024, in evaluating the Company's ability to realize its U.S. net deferred tax assets, the Company considered all available positive and negative evidence, including but not limited to operating results, forecasted ranges of future taxable income, and its recent satellite anomalies. ASC 740 places more weight on the objectively verifiable evidence of current pre-tax losses and recent events than forecasts of future profitability. Therefore, the Company determined it is more likely than not that its U.S. net deferred tax assets will not be realized, excluding its deferred tax assets and liabilities related to the separate U.S. tax return filings of Trellisware and the legacy Inmarsat entities. As a result, the Company's tax benefit for the fiscal year ended March 31, 2024 was reduced by a valuation allowance recorded against such U.S. deferred tax assets.

In evaluating the Company's ability to realize the deferred tax asset for California R&D tax credits, the Company considered all available positive and negative evidence, including operating results and forecasted ranges of future taxable income, and determined it is more likely than not that a majority of its California R&D tax credits will not be realized due to reduced taxable income apportioned to California in connection with the Link-16 TDL Sale. During the second quarter of fiscal year 2023, the Company determined it is more likely than not that a majority of its California R&D tax credits will not be realized due to reduced taxable income apportioned to California in connection with the Link-16 TDL Sale. As a result, during the second quarter of fiscal year 2023, the Company recorded a valuation allowance of $69.0 million. The Company will continue to monitor its business strategies, weighing positive and negative evidence in assessing its realization of this asset in the future. In the event there is a need to release the valuation allowance, a tax benefit will be recorded.

The following table summarizes the activity related to the Company's unrecognized tax benefits:

|  | As of | | |
|---|---|---|---|
|  | March 31, 2024 | March 31, 2023 | March 31, 2022 |
|  | (In thousands) | | |
| Balance, beginning of fiscal year | $ 129,738 | $ 112,806 | $ 92,962 |
| Increase related to prior year tax positions | 2,728 | 2,549 | 6,711 |
| Decrease related to prior year tax positions | (190) | (632) | (578) |
| Increase related to current year tax positions | 15,608 | 16,123 | 12,358 |
| Increase related to business combinations | 54,193 | — | 2,713 |
| Expiration of the statute of limitations for the assessment of taxes | (16,482) | (1,108) | (1,360) |
| Balance, end of fiscal year | $ 185,595 | $ 129,738 | $ 112,806 |

Of the total unrecognized tax benefits at March 31, 2024, $16.1 million would reduce the Company's annual effective tax rate if recognized, based on the Company's valuation allowance position at March 31, 2024. It is reasonably possible that there will not be a significant change in uncertain tax balances in the next 12 months.

The Company's policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense. As of March 31, 2024 and 2023, the Company had accrued interest and penalties of approximately $16.9 million and an insignificant amount, respectively. Approximately $19.2 million was recorded through goodwill as part of the purchase accounting for the Inmarsat Acquisition. The Company recognized a tax benefit of $2.0 million, $1.1 million and $1.2 million for reductions of interest and penalties in income tax expense for the fiscal years ended March 31, 2024, 2023 and 2022, respectively.

The Company is subject to periodic audits by domestic and foreign tax authorities. By statute, the Company's U.S. federal and state income tax returns are subject to examination by the tax authorities for fiscal years 2021 and thereafter. Additionally, net operating loss and R&D tax credit carryovers that were generated in prior years may also be subject to examination. With few exceptions, fiscal years 2020 and thereafter remain open to examination by foreign tax authorities. Calendar years 2007, 2018 and thereafter remain open in the U.K. for certain entities currently under enquiry. Calendar years 2014 and thereafter remain open in Norway for certain entities currently under enquiry. The Company believes that it has appropriate support for the income tax positions taken on its tax returns and its accruals for tax liabilities are adequate for all open years based on an assessment of many factors, including past experience and interpretations.

## Note 12 — Employee Benefits

The Company is a sponsor of a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code. Under the plan, the Company may make discretionary contributions to the plan which vest over three years. The Company's discretionary matching contributions to the plan are based on the amount of employee contributions and can be made in cash or the Company's common stock at the Company's election. Subsequent to the 2024 fiscal year end, the Company elected to settle the discretionary contributions liability in shares of the Company's common stock, consistent with fiscal year 2023. Based on the closing price of the Company's common stock at the 2024 fiscal year end, the Company would issue approximately 1,550,702 shares of common stock at this time. Discretionary contributions accrued by the Company as of March 31, 2024 and 2023 amounted to $28.1 million and $32.5 million, respectively.

## Note 13 — Related-Party Transactions

In the normal course of business, the Company engages in transactions with its equity method investments (Navarino UK and JSAT Mobile), which are considered related-party transactions. The Company recognized revenue from Navarino UK and JSAT Mobile for the fiscal year ended March 31, 2024 of $64.4 million. The Company received cash of $61.1 million from Navarino UK and JSAT Mobile for the fiscal year ended March 31, 2024. Accounts receivable from Navarino UK and JSAT Mobile as of March 31, 2024 was $13.2 million.

## Note 14 — Commitments

From time to time, the Company enters into satellite construction agreements as well as various other satellite-related purchase commitments, including with respect to the provision of launch services, operation of its satellites and satellite insurance. As of March 31, 2024, future minimum payments under the Company's satellite construction contracts and other satellite-related purchase commitments for the next five fiscal years and thereafter were as follows:

| Fiscal Years Ending | (In thousands) |
|---|---|
| 2025 | $ 273,341 |
| 2026 | 138,262 |
| 2027 | 200,281 |
| 2028 | 12,918 |
| 2029 | 3,100 |
| Thereafter | 9,390 |
| | $ 637,292 |

The Company's contracts with satellite manufacturers require the Company to make monthly in-orbit satellite performance incentive payments with respect to certain satellites in commercial service, including interest, through fiscal year 2028, subject to the continued satisfactory performance of the applicable satellites. The Company records the net present value of these expected future payments as a liability and as a component of the cost of the satellites. As of March 31, 2024, the Company's estimated satellite performance incentive obligations and accrued interest for the applicable satellites were approximately $15.9 million, of which $5.7 million and $10.2 million have been classified as current in accrued liabilities and non-current in other liabilities, respectively. Under these satellite construction contracts, the Company may incur up to $17.4 million in total costs for satellite performance incentive obligations and related interest earned with potential future minimum payments of $6.0 million, $5.8 million, $4.7 million, an insignificant amount and zero in fiscal years 2025, 2026, 2027, 2028 and 2029, respectively, with no commitments thereafter.

The Company has various other purchase commitments under satellite capacity agreements which are used to provide satellite networking services to its customers for future minimum payments of approximately $124.2 million, $38.2 million, $30.1 million, $29.8 million and $31.9 million in fiscal years 2025, 2026, 2027, 2028 and 2029, respectively, and $20.8 million of further minimum payments thereafter.

## Note 15 — Contingencies

Periodically, the Company is involved in a variety of claims, suits, investigations and proceedings arising in the ordinary course of business, including government investigations and claims, and other claims and proceedings with respect to intellectual property, breach of contract, labor and employment, tax and other matters. Such matters could result in fines; penalties, compensatory, treble or other damages; or non-monetary relief. A violation of government contract laws and regulations could also result in the termination of its government contracts or debarment from bidding on future government contracts. Although claims, suits, investigations and proceedings are inherently uncertain and their results cannot be predicted with certainty, the Company believes that the resolution of its current pending matters will not have a material adverse effect on its business, financial condition, results of operations or liquidity.

The Company has contracts with various U.S. Government agencies. Accordingly, the Company is routinely subject to audit and review by the DCMA, the DCAA and other U.S. Government agencies of its performance on government contracts, indirect rates and pricing practices, accounting and management internal control business systems, and compliance with applicable contracting and procurement laws, regulations and standards. An adverse outcome to a review or audit or other failure to comply with applicable contracting and procurement laws, regulations and standards could result in material civil and criminal penalties and administrative sanctions being imposed on the Company, which may include termination of contracts, forfeiture of profits, triggering of price reduction clauses, suspension of payments, significant customer refunds, fines and suspension, or a prohibition on doing business with U.S. Government agencies. In addition, if the Company fails to obtain an "adequate" determination of its various accounting and management internal control business systems from applicable U.S. Government agencies or if allegations of impropriety are made against it, the Company could suffer serious harm to its business or its reputation, including its ability to bid on new contracts or receive contract renewals and its competitive position in the bidding process. As of March 31, 2024, the DCMA had approved the Company's incurred costs through fiscal year 2022 with the exception of 2021, which is pending. The DCMA is currently auditing the Company's 2023 incurred cost submission. Although the Company has recorded contract revenues subsequent to fiscal year 2020 based upon an estimate of costs that the Company believes will be approved upon final audit or review, the Company does not know the outcome of any ongoing or future audits or reviews and adjustments and if future adjustments exceed the Company's estimates its profitability would be adversely affected. As of March 31, 2024 and 2023, the Company had $16.6 million and $12.9 million, respectively, in contract-related reserves for its estimate of potential refunds to customers for potential cost adjustments on several multi-year U.S. Government cost reimbursable contracts. This reserve is classified as either an element of accrued liabilities or as a reduction of unbilled accounts receivable based on the status of the related contracts.

### *Certain matters resolved during fiscal years 2024 and 2023*

On July 8, 2022, Cisco Systems, Inc. (Cisco), which previously acquired Acacia Communications, Inc. (Acacia), paid the Company $62.2 million in full satisfaction of the July 2019 judgment previously entered against Acacia related to Acacia's breach of contract and misuse of the Company's soft decision forward error correction technology. During the second quarter of fiscal year 2023, the Company recorded $55.8 million as product revenues in the Company's commercial networks segment and $6.4 million as interest income with respect to this payment.

On May 8, 2023, Cisco paid the Company an additional $97.5 million under protest, pursuant to a judgment entered against Acacia on May 4, 2023 also related to Acacia's continued use of the Company's soft decision forward error correction technology. The 2023 judgment obligated Acacia to make contractual royalty payments to the Company based on the quarterly sales of certain of its products. Acacia appealed the May 2023 judgment and on September 29, 2023, the Company and Acacia settled all pending litigation between them. As a result, in the second quarter of fiscal year 2024 the Company recorded $99.9 million as product revenues in the Company's commercial networks segment and $7.2 million as interest income. Additionally, the Company may receive ongoing licensing and royalty payments under the settlement agreement.

**Note 16 — Segment Information**

The Company's reportable segments (satellite services, commercial networks and government systems) are primarily distinguished by the type of customer and the related contractual requirements. The Company's satellite services segment provides a wide range of satellite-based broadband and narrowband services to a diverse customer base, including commercial airlines, maritime commercial shipping fleets, offshore service vessel operators, commercial fishing companies, residential customers, and small and medium-sized businesses and enterprises. The Company's commercial networks segment develops and offers a wide array of advanced satellite and wireless products, antenna systems and networks and terminal solutions that support or enable the provision of fixed and mobile broadband and narrowband services some of which are ultimately used by the Company's satellite services segment. The Company's government systems segment provides global mobile broadband services and narrowband products and services to military and government users and develops and offers network-centric, internet protocol-based fixed and mobile secure communications products and solutions. The more regulated government environment is subject to unique contractual requirements and possesses economic characteristics which differ from the satellite services and commercial networks segments. The Company's segments are determined consistent with the way management currently organizes and evaluates financial information internally for making operating decisions and assessing performance.

As described in Note 1 — The Company and a Summary of Its Significant Accounting Policies and Note 5 — Discontinued Operations, on October 1, 2022, the Company entered into an Asset Purchase Agreement to sell certain assets and assign certain liabilities comprising the Link-16 TDL Business to L3Harris. In accordance with ASC 205-20, the Company determined that the Link-16 TDL Business met held-for-sale and discontinued operations accounting criteria at the end of the second quarter of fiscal year 2023. Accordingly, the segment information for the periods prior to the measurement date of a discontinued operation that is part of a reportable segment is required to be restated to reflect the discontinued operation classification. Therefore, the discontinued operations have been excluded from segment results for all periods presented prior to the date the Link-16 TDL Sale was completed. Further, as the discontinued operation is part of a reportable segment but not the entire reportable segment, the costs previously allocated to a discontinued operation have been reasonably reallocated to the remaining operating segments. On January 3, 2023, the Company completed the Link-16 TDL Sale. See Note 5 — Discontinued Operations for additional information.

Segment revenues and operating profits (losses) for the fiscal years ended March 31, 2024, 2023 and 2022 were as follows:

| | Fiscal Years Ended | | |
| --- | --- | --- | --- |
| | March 31, 2024 | March 31, 2023 | March 31, 2022 |
| | | (In thousands) | |
| **Revenues:** | | | |
| Satellite services | | | |
| Product | $ — | $ — | $ — |
| Service | 2,141,775 | 1,210,733 | 1,188,816 |
| Total | 2,141,775 | 1,210,733 | 1,188,816 |
| Commercial networks | | | |
| Product | 685,868 | 530,374 | 443,435 |
| Service | 91,973 | 82,273 | 68,664 |
| Total | 777,841 | 612,647 | 512,099 |
| Government systems | | | |
| Product | 593,296 | 423,752 | 417,291 |
| Service | 770,846 | 309,026 | 298,973 |
| Total | 1,364,142 | 732,778 | 716,264 |
| Elimination of intersegment revenues | — | — | — |
| Total revenues | $ 4,283,758 | $ 2,556,158 | $ 2,417,179 |
| **Operating profits (losses):** | | | |
| Satellite services | $ (770,883) | $ (41,045) | $ 31,559 |
| Commercial networks | (134,956) | (145,319) | (209,093) |
| Government systems | 243,198 | 60,219 | 93,122 |
| Elimination of intersegment operating profits (losses) | — | — | — |
| Segment operating profit (loss) before corporate and amortization of acquired intangible assets | (662,641) | (126,145) | (84,412) |
| Corporate | — | — | — |
| Amortization of acquired intangible assets | (227,165) | (29,811) | (28,729) |
| Income (loss) from operations | $ (889,806) | $ (155,956) | $ (113,141) |

Assets identifiable to segments include: accounts receivable, unbilled accounts receivable, inventory, acquired intangible assets and goodwill. The Company's property and equipment, including its satellites, earth stations and other networking equipment, are assigned to corporate assets as they are available for use by the various segments throughout their estimated useful lives. Segment assets as of March 31, 2024 and 2023 were as follows:

|  | As of March 31, 2024 | As of March 31, 2023 |
|---|---|---|
|  | (In thousands) | |
| Segment assets: | | |
| Satellite services | $ 3,518,456 | $ 424,881 |
| Commercial networks | 398,821 | 328,828 |
| Government systems | 1,243,708 | 293,780 |
| Total segment assets | 5,160,985 | 1,047,489 |
| Corporate assets | 11,168,379 | 6,682,848 |
| Total assets | $16,329,364 | $ 7,730,337 |

Other acquired intangible assets, net and goodwill included in segment assets as of March 31, 2024 and 2023 were as follows:

|  | Other Acquired Intangible Assets, Net | | Goodwill | |
|---|---|---|---|---|
|  | As of March 31, 2024 | As of March 31, 2023 | As of March 31, 2024 | As of March 31, 2023 |
|  | (In thousands) | | | |
| Satellite services | $2,174,628 | $ 200,097 | $1,055,929 | $ 80,589 |
| Commercial networks | — | — | 41,048 | 41,014 |
| Government systems | 369,839 | 1,108 | 524,786 | 36,939 |
| Total | $2,544,467 | $ 201,205 | $1,621,763 | $ 158,542 |

Amortization of acquired intangible assets by segment for the fiscal years ended March 31, 2024, 2023 and 2022 was as follows:

|  | Fiscal Years Ended | | |
|---|---|---|---|
|  | March 31, 2024 | March 31, 2023 | March 31, 2022 |
|  | (In thousands) | | |
| Satellite services | $ 197,563 | $ 28,641 | $ 27,220 |
| Commercial networks | — | — | — |
| Government systems | 29,602 | 1,170 | 1,509 |
| Total amortization of acquired intangible assets | $ 227,165 | $ 29,811 | $ 28,729 |

Revenues by geographic area for the fiscal years ended March 31, 2024, 2023 and 2022 were as follows:

| | Fiscal Years Ended | | |
| | March 31, 2024 | March 31, 2023 | March 31, 2022 |
| --- | --- | --- | --- |
| | | (In thousands) | |
| U.S. customers | $ 3,029,303 | $2,147,651 | $ 2,036,019 |
| Non U.S. customers (each country individually insignificant) | 1,254,455 | 408,507 | 381,160 |
| Total revenues | $ 4,283,758 | $2,556,158 | $ 2,417,179 |

The Company distinguishes revenues from external customers by geographic area based on customer location.

The net book value of long-lived assets located outside the United States was approximately $2.0 billion at March 31, 2024 and approximately $262.4 million at March 31, 2023, including a net book value of long-lived assets located in the United Kingdom of $1.3 billion (primarily related to the Inmarsat Acquisition) and an insignificant amount as of March 31, 2024 and March 31, 2023, respectively.

## Note 17 — Subsequent Event

As of March 31, 2024, the Company managed and reported its operating results through three reportable segments: satellite services, commercial networks and government systems.

In May 2024, certain organizational changes were made that are expected to impact the Company's future internal reporting and reportable segments. The new segment reporting structure is expected to better reflect the Company's strategy following the Inmarsat Acquisition, diverse global end markets, and certain organizational and leadership changes that allow the Company's chief operating decision maker to better assess the operational performance of and allocate resources to its multiple product lines. The Company's service-based businesses are expected to be reported together as a single reportable segment (referred to as the communication services segment), given that these businesses share significant resources including satellites, ground networks, business platforms and infrastructure. The Company's remaining product-lines that do not utilize the shared infrastructure or intellectual property and the portion of the Company's government businesses that do not rely on the shared infrastructure platforms and other related costs shared by the Company's satellite communications segment, are expected to be aggregated into a single reportable segment (referred to as the defense and advanced technologies segment).

The Company expects that the change to its reportable segments will be effective commencing with the first quarter of fiscal year 2025.

## VALUATION AND QUALIFYING ACCOUNTS

### For the Three Fiscal Years Ended March 31, 2024

| | Deferred Tax Asset Valuation Allowance |
|---|---|
| | (In thousands) |
| Balance, March 31, 2021 | $ 47,076 |
|    Charged to costs and expenses | 5,119 |
|    Charged to goodwill* | 25,876 |
|    Deductions | — |
| Balance, March 31, 2022 | $ 78,071 |
|    Charged to costs and expenses | 71,976 |
|    Deductions | — |
| Balance, March 31, 2023 | $ 150,047 |
|    Charged to costs and expenses | 139,687 |
|    Charged to goodwill** | 63,908 |
|    Deductions | — |
| Balance, March 31, 2024 | $ 353,642 |

\* Related to the acquisitions of RigNet and EBI

\*\* Related to the acquisition of Inmarsat

### *MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS*

Our common stock is traded on the Nasdaq Global Select Market under the symbol "VSAT." As of May 10, 2024, there were approximately 481 holders of record of our common stock. A substantially greater number of holders of Viasat common stock are "street name" or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

### Dividend Policy

To date, we have neither declared nor paid any dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operation and development of our business and, therefore, do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, general business condition and such other factors as the Board of Directors may deem relevant. In addition, as more fully described in "Management's Discussion and Analysis of Financial Condition and Results of Operations," the existing terms of our Credit Facilities and the Indentures restrict our ability to declare or pay dividends on our common stock.

## *USE OF NON-GAAP FINANCIAL INFORMATION*

To supplement Viasat's consolidated financial statements presented in accordance with generally accepted accounting principles (GAAP), Viasat uses Adjusted EBITDA, a measure Viasat believes is appropriate to enhance an overall understanding of, Viasat's past financial performance and prospects for the future. We believe Adjusted EBITDA provides useful information to both management and investors by excluding specific expenses that we believe are not indicative of our core operating results. In addition, since we have historically reported non-GAAP results to the investment community, we believe the inclusion of non-GAAP numbers provides consistency in our financial reporting and facilitates comparisons to Viasat's historical operating results. Further, these non-GAAP results are among the primary indicators that management uses as a basis for evaluating the operating performance of our segments, allocating resources to such segments, planning and forecasting in future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for measures of financial performance prepared in accordance with GAAP. A reconciliation of specific adjustments to GAAP results is provided in the table below.

**AN AN ITEMIZED RECONCILIATION BETWEEN NET INCOME (LOSS) ATTRIBUTABLE TO VIASAT, INC.AND ADJUSTED EBITDA FROM CONTINUING OPERATIONS IS AS FOLLOWS:**

| | Fiscal Years Ended | | | Three months ended |
|---|---|---|---|---|
| | March 31, 2024 | March 31, 2023 | March 31, 2022 | June 30, 2023 |
| | (In thousands) | | | |
| GAAP net income (loss) from continuing operations attributable to Viasat, Inc. | $ (1,058,482) | $ (217,581) | $ (114,725) | $ (77,004) |
| Provision for (benefit from) income taxes | (139,474) | 49,418 | (36,517) | (533) |
| Interest expense (income), net | 304,140 | 7,297 | 28,887 | 36,750 |
| Depreciation and amortization | 1,157,524 | 493,571 | 483,341 | 174,579 |
| Stock-based compensation expense | 83,631 | 82,112 | 84,981 | 21,752 |
| Acquisition and transaction related expenses [1] | 157,579 | 86,296 | 33,965 | 27,735 |
| Satellite impairment and related charges, net | 905,496 | — | — | — |
| Other income, net | — | — | (4,118) | — |
| Adjusted EBITDA | $ 1,410,414 | $ 501,113 | $ 475,814 | $ 183,279 |

(1) Costs typically consist of acquisition, integration, and disposition related costs.

## SUPPLEMENTAL ADJUSTED COMBINED REVENUES AND ADJUSTED EBITDA

In addition, to assist investors in evaluating Viasat's historical and comparative financial performance to prior and future periods, Viasat is providing unaudited supplemental adjusted combined financial information that shows, for illustrative purposes only, revenues and Adjusted EBITDA for fiscal year 2023 and the fiscal quarter ended June 30, 2023 on an adjusted combined basis. This supplemental information has been prepared by combining Viasat's results of operations from continuing operations for the periods presented with the results of operations of Connect Topco Limited and its subsidiaries (collectively, Inmarsat) for periods prior to the closing of the Inmarsat Acquisition on May 30, 2023, together with certain adjustments and reclassifications to reflect purchase price accounting, to conform Inmarsat's results of operations (which are reported in accordance with International Financial Reporting Standards (IFRS)) to GAAP, and to conform to the presentation of Viasat's historical financial information. This adjusted combined financial information is unaudited, does not include pro forma adjustments to reflect the Inmarsat Acquisition and related transactions, and does not purport to be indicative of what the combined company's results of operations would have been if the Inmarsat Acquisition and related transactions had occurred at the beginning of the periods presented. Viasat and Inmarsat have different fiscal years, and therefore Inmarsat's results for the twelve-month period ended March 31, 2023 were derived by subtracting Inmarsat's historical results of operations for the three months ended March 31, 2022 from its historical results of operations for the year ended December 31, 2022, and adding Inmarsat's historical results of operations for the three months ended March 31, 2023. In addition, the adjustments to arrive to the combined financial information do not reflect non-recurring charges incurred in connection with the Inmarsat Acquisition (other than to the extent already reflected in actual historical results), nor any cost savings and synergies that have resulted and are expected to result from the Inmarsat Acquisition (and associated costs to achieve such savings or synergies), nor any costs associated with severance, restructuring or integration activities resulting from the Inmarsat Acquisition. The presentation of this supplemental adjusted combined financial information is not meant to be considered in isolation or as a substitute for measures of financial performance prepared in accordance with GAAP or (in the case of Inmarsat) IFRS. A reconciliation of the historical reported IFRS Adjusted EBITDA of Connect Bidco Limited (which is not materially different from Inmarsat's Adjusted EBITDA), before giving effect to conforming changes to reflect Viasat's Adjusted EBITDA presentation, to IFRS profit (loss) of Connect Bidco Limited, as well as the adjustments made to derive the combined financial information, are provided in the tables below. Readers are cautioned not to place undue reliance on this unaudited supplemental adjusted combined financial information, which has been prepared for illustrative purposes only.

| | Three months ended June 30, 2023 | | Twelve months ended March 31, 2023 | |
|---|---|---|---|---|
| | **(in millions)** | | | |
| Viasat historical revenues (GAAP) [2] | $ | 780 | $ | 2,556 |
| Inmarsat historical revenues (IFRS) [3] | | 267 | | 1,528 |
| Purchase accounting, IFRS to US GAAP and other conforming adjustments [4] | | 15 | | 90 |
| Supplemental adjusted combined revenues | $ | 1,061 | $ | 4,175 |

| | Three months ended June 30, 2023 | | Twelve months ended March 31, 2023 | |
|---|---|---|---|---|
| Viasat Adjusted EBITDA [2] | $ | 183 | $ | 501 |
| Inmarsat Adjusted EBITDA conformed to Viasat [5], [6] | | 154 | | 890 |
| Purchase accounting, IFRS to US GAAP and other conforming adjustments [4] | | 10 | | 61 |
| Supplemental adjusted combined Adjusted EBITDA | $ | 347 | $ | 1,452 |

[2] Viasat, Inc. from continuing operations as previously reported.

[3] Inmarsat historical revenues for the three months ended June 30, 2023 consist of standalone revenues for the two months ended May 30, 2023 only.

[4] Adjustments reflect purchase accounting and reclassifications to conform the historical financial information of Inmarsat from IFRS to US GAAP, giving effect to the Inmarsat Acquisition as if it occurred prior to fiscal year 2023.

[5] Inmarsat Adjusted EBITDA conformed to the Viasat Adjusted EBITDA calculation. For the three months ended June 30, 2023, Inmarsat information represents standalone Adjusted EBITDA for the two months ended May 30, 2023 only.

[6] See below reconciliation of the Connect Bidco Limited Adjusted EBITDA which is not materially different from Inmarsat Holdings' Adjusted EBITDA to profit/(loss), before giving effect to conforming changes to reflect Viasat's Adjusted EBITDA presentation.

## CONNECT BIDCO LIMITED ITEMIZED RECONCILIATION BETWEEN PROFIT / (LOSS) AND ADJUSTED EBITDA IS AS FOLLOWS:

| | Three months ended June 30, 2023 | | Twelve months ended March 31, 2023 | |
|---|---|---|---|---|
| | **(in millions)** | | | |
| Profit / (loss) for the period (IFRS) | $ | 13 | $ | 151 |
| Taxation charge / (income) | | 4 | | 50 |
| Net financing (income) costs | | 16 | | 99 |
| Depreciation and amortisation | | 151 | | 593 |
| Attributable to Ligado | | — | | (20) |
| Cost associated with the Viasat transaction | | 41 | | 47 |
| Adjusted EBITDA [7] | $ | 225 | $ | 920 |

[7] Adjusted EBITDA prior to conforming to Viasat's presentation (such as, policy election related to the treatment of a one-off foreign exchange gain related to the provision held for the HMRC launch costs case ($28 million) that was settled during the quarter ended March 31, 2023, treatment of noncontrolling interest, equity in income (loss) of unconsolidated affiliates, etc.).

# Forward-looking statements

This Annual Report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management. We use words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "goal," "intend," "may," "plan," "project," "seek," "should," "target," "will," "would," variations of such words and similar expressions to identify forward-looking statements. In addition, statements regarding projections of earnings, revenue, costs or other financial items; anticipated growth and trends in our business or key markets; future economic conditions and performance; the development, customer acceptance and anticipated performance of technologies, products or services; the construction, completion, testing, launch, commencement of commercial service, expected performance and benefits of satellites (including ViaSat-3 F2 and F3 as well as other future satellites planned or under construction) and the timing thereof; the proposed addition of multi-orbit connectivity; the leveraging of the D2D eco-system and proposed offering of narrowband IoT services to expand and evolve Viasat service offerings; the extent and impact of anomalies on the ViaSat-3 F1 and Inmarsat-6 (I-6) F2 satellites, the anticipated functionality or performance of such satellites and any potential remedial or mitigating measures that may be undertaken or insurance proceeds that may be recoverable in connection therewith; the expected capacity, coverage, service speeds and other features of our satellites, and the cost, economics and other benefits associated therewith; anticipated subscriber growth; plans, objectives and strategies for future operations; international growth opportunities; the number of additional aircraft under existing contracts with commercial airlines anticipated to be put into service with our in-flight connectivity (IFC) systems; and other characterizations of future events or circumstances, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Factors that could cause actual results to differ materially include: risks that the Inmarsat Acquisition (as defined below) disrupts current plans and operations or diverts management's attention from our business; the ability to realize anticipated benefits and synergies of the Inmarsat Acquisition and our other acquisitions, including the expectation of enhancements to our products and services, greater revenue or growth opportunities, and the realization of operating efficiencies and cost savings (including the timing and amount thereof); our ability to realize the anticipated benefits of any existing or future satellite; unexpected expenses related to our satellite projects; our ability to successfully implement our business plan on our anticipated timeline or at all; risks associated with the construction, launch and operation of satellites, including the effect of any anomaly, launch, operational or deployment failure or degradation in satellite performance; capacity constraints in our business in the lead-up to the launch of services on new satellites; our ability to successfully develop, introduce and sell new technologies, products and services; audits by the U.S. Government; changes in the global business environment and economic conditions; delays in approving U.S. Government budgets and cuts in government defense expenditures; our reliance on U.S. Government contracts, and on a small number of contracts which account for a significant percentage of our revenues; reduced demand for products and services as a result of continued constraints on capital spending by customers; changes in relationships with, or the financial condition of, key customers or suppliers; our reliance on a limited number of third parties to manufacture and supply our products; increased competition; introduction of new technologies and other factors affecting the communications and defense industries generally; the effect of adverse regulatory changes (including changes affecting spectrum availability or permitted uses) on our ability to sell or deploy our products and services; changes in the way others use spectrum; our inability to access additional spectrum, use spectrum for additional purposes, and/or operate satellites at additional orbital locations; competing uses of the same spectrum or orbital locations that we utilize or seek to utilize; the effect of changes to global tax laws; our level of indebtedness and ability to comply with applicable debt covenants; our involvement in litigation, including intellectual property claims and litigation to protect our proprietary technology; our dependence on a limited number of key employees; and other factors identified under the heading "Risk Factors" in Part I, Item 1A of Viasat's Annual Report on Form 10-K, elsewhere therein and our other filings with the Securities and Exchange Commission (the SEC). Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

# CORPORATE INFORMATION

## Board of directors

**Mark Dankberg**
Chairman of the Board, Chief Executive Officer
and Co-founder

**Richard Baldridge**
Director and former Vice Chairman

**James Bridenstine**
Independent Director, former NASA Administrator

**Robert Johnson**
Independent Director, Venture Capital Investor

**Sean Pak**
Lead Independent Director
Partner, Quinn Emanuel Urquhart & Sullivan LLP

**John Stenbit**
Independent Director, Private Consultant

**Andrew Sukawaty**
Independent Director, former Inmarsat Chairman

**Rajeev Suri**
Independent Director,
former Inmarsat Chief Executive Officer

**Theresa Wise**
Independent Director, Chief Executive Officer,
Utaza, LLC

## Executive officers

**Mark Dankberg**
Chairman of the Board, Chief Executive Officer
and Co-founder

**K. Guru Gowrappan**
President

**Robert Blair**
Senior Vice President, General Counsel
and Secretary

**Girish Chandran**
Chief Technical Officer

**Evan Dixon**
President, Global Fixed Broadband

**James Dodd**
Senior Vice President and President, Aviation

**Shawn Duffy**
Senior Vice President and Chief Financial Officer

**Kevin Harkenrider**
Executive Vice President,
Chief Operating Officer and Chief Corporate Officer

**Craig Miller**
President, Global Space Networks

**Mark Miller**
Executive Vice President, Chief Technical Officer
and Co-founder

**Krishna Nathan**
Chief Information Officer

**Ben Palmer**
President, Maritime

## Annual meeting

The 2024 Annual Meeting will be held on September 5
at 8:30 a.m. PT. This year's annual meeting will
be completely virtual, and may be accessed at
www.virtualshareholdermeeting.com/VSAT2024

## Independent registered public accounting firm

PricewaterhouseCoopers LLP

12860 El Camino Real

Suite 250

San Diego, CA 92130

## General legal counsel

Latham & Watkins LLP
12670 High Bluff Drive
San Diego, California 92130

## Transfer agent and registrar

**Mailing addresses:**
**Using standard mail**
Computershare
Attn: Shareholder Services
P.O. Box 43078
Providence, RI 02940-3078

**Using overnight delivery**
Computershare
Attn: Shareholder Services
150 Royall Street
Canton, MA 02021

**Phone Numbers:**
1-800-736-3001
1-781-575-3100 (Outside of U.S.)

**Shareholder website:** http://cshare.us/qahub
**E-mail:** web.queries@computershare.com

## Investor relations

For investor information, financial information, SEC filings, and other useful information, visit our website at www.viasat.com. To obtain a printed copy of our Form 10-K without charge, or to receive additional copies of this Annual Report or other financial information, please contact our Investor Relations department at:

Viasat, Inc.
Attn: Investor Relations
6155 El Camino Real
Carlsbad, California 92009
+1 760-476-2633
ir@viasat.com

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